Itaú

General Stockholders' Meetings Manual
2014

Information on

Extraordinary and Annual General Meetings
April 23, 2014

Time: 03:00 pm, 03:05 pm, 03:10 pm and 03:15 pm

Location: Headquarter's auditorium, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras Floor, in São Paulo (SP)

Itaú Unibanco Holding S.A.

Index

1. Message from the Chairman of the Board of Directors	03
2. Officers’ Comments	04
3. Information on Extraordinary and Annual General Meetings	05
4. Convening Notice	08
5. Extraordinary Stockholders’ Meeting to be held at 3:00 p.m.	09
Amendment and Consolidation of the Itaú Unibanco Stock Option Plan	10
6. Extraordinary Stockholders’ Meeting to be held at 3:05 p.m.	10
1. Amendment to the Bylaws	10
2. Consolidation of the Bylaws	10
7. Annual Stockholders’ Meeting to be held at 3:10 p.m.	10
1. Balance Sheets, other Financial Statements and Accompanying Notes	10
2. Allocation of Net Income for 2013	10
3. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council	11
4. Definition of the amount allocated to the compensation of the members of the Board of Directors and Board of Officers, and the compensation to the members of the Fiscal Council	12
8. Extraordinary Stockholders’ Meeting to be held at 3:15 p.m.	13
1. Capital Increase	13
2. Increase of the Authorized Capital Limit	14
3. Amendment to the Bylaws	14
4. Consolidation of the Bylaws	14
Attachment I - Item 10 of the Attachment 24 of ICVM 480/09	17
Attachment II - Proxy	50
A - Proxy Template for Holders of Common Shares	50
B - Proxy Template for Holders of Preferred Shares	54
C - Proxy Template for Attorneys-in-Fact Provided by the Company for each of the Stockholders’ Meetings (for Holders of Common Shares)	55
D - Proxy Template for Attorneys-in-Fact Provided by the Company for the Annual Stockholders’ Meetings (for Holders of Preferred Shares)	61
E - Information for Attachment 23 of ICVM 481/09	62
Attachment III - Itaú Unibanco Stock Option Plan	64
Attachment IV- Proposal of Amendment of the Company’s Bylaws	69
Attachment V - Attachment 9-1-II of ICVM 481/09	79
Attachment VI - Items 12.6 a 12.10 of Attachment 24 of the ICVM 480/09	83
Attachment VII - Item 13 of Attachment 24 of the ICVM 480/09	120
Attachment VIII - Information on the Capital Increase	139

Itaú Unibanco Holding S.A. 1. Message from the Chairman of the Board of Directors São Paulo, March 20, 2013

Dear Stockholder,

Our economic scenario went through significant changes in 2013, mainly due to the recovery of the US economy, which strengthened the US dollar and led to the fall in prices of assets in emerging markets. The Brazilian GDP increased below the expected rate for the year, but unemployment remained close to the historical lowest levels. We have noted a lower growth in credit in Brazil, unemployment rates are falling and types of loans with longer terms have gained more space, such as real estate loans.

In 2013 we proved that the strategy we adopted two years before was the right one. In 2011 we thought ahead of the market and increased the control over risks and expenses, by engaging the whole bank, which led to our reaching good results. These strategies have provided for decreased expenses for allowances for loan losses, whereas we managed to increase our revenues from services and insurance. In December our non-performing loans index (NPL over 90 days) reached 3.7%, the lowest since the Itaú and Unibanco merger. Our net income reached R$15.7 billion in this period, with a 20.7% return on equity. Accordingly, we again prove that team work, constantly focused on our clients, makes all the difference to create value to our stockholders over time.

In 2013 and early 2014 we moved forward in our strategy to internationalize the bank in Latin America, and became the leaders in customer satisfaction. We have recently announced the merger of our Chilean operation with Corpbanca, which is pending approval from regulatory bodies. This operation will make us the fourth largest bank in Chile and the fifth largest in Colombia. Our investment of R$11.1 billion in technology will enable us to offer safer and more expeditious service to our customers. Also in 2013, with the acquisition of Credicard, we are now responsible for offering and distributing financial products and services of the Credicard brand, thus contributing to the increase in our service revenues.

Our path shows that we anticipate scenarios, either favorable or challenging ones. Now is the time for us to remain attentive to the control over risks and expenses, by keeping a fair risk appetite and striving not to miss any opportunities to increase our revenues on a sustainable manner throughout our several business areas.

In 2014 our institution will celebrate its 90th anniversary. We are the largest private bank in Brazil and an important competitor in Latin America. Few institutions have managed to build up such a successful history. This would not be possible if we could not count on a sound corporate structure, and a set of values, beliefs and attitudes adopted all the time by all our employees, as well as a strong governance structure. Today the controlling ownership group ensures a long-term vision and the commitment to a professional management, by clearly defining the role that each employee plays in the organization, strengthened by our corporate vision to “be the leading bank in sustainable performance and customer satisfaction”.

Accordingly, we invite our stockholders to read this manual, which details the matters to be appreciated at the Extraordinary and Annual Stockholders’ Meetings of Itaú Unibanco, to be held on April 23, 2014. Our common objective remains unchanged: Improve and strengthen our Corporate Governance practices, as well as to expand the dialogue with our thousands of stockholders.

Have a good meeting!

Yours faithfully,
Pedro Moreira Salles
Chairman of the Board of Directors

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Introduction

The Stockholders’ Meetings are an important instrument for our Stockholders to take part in the decisions that establish, among others, the management of Itaú Unibanco and, therefore, how the business is conducted. On April 23, the Stockholders who hold ITUB3 shares (common shares) may vote in issues that are essential for the organization, such as the capital increase, the bonus of 10% in Company’s shares, the election for members of the Company’s Board of Directors and the Fiscal Council, and the allocation of net income earned in 2013. The Stockholders who hold ITUB4 shares (preferred shares) may vote in the election of the members of the Fiscal Council nominated by preferred Stockholders. The convening notice included in item 4 hereof includes the matters to be resolved on in the Itaú Unibanco’s Stockholders’ Meetings.

The Stockholder has the following options to take part in these Meetings:

•	In person:

the Stockholder should attend the meeting on April 23, 2014, in the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walter Moreira Salles, Piso Guajuviras, in São Paulo, at 3:00 p.m., 3:05 p.m., 3:10 p.m., and 3:15 p.m., bearing his/her identity document.

•	By proxy:

Physical proxy: in this case, it should legally authorize someone to vote according to his/her voting instructions. Itaú Unibanco will make three attorneys-in-fact available, who will vote in person in strict accordance with the Stockholder’s guidance. The proxy templates to be used by the Stockholders who opt for this type of attendance may be found in Attachment II hereto.

Electronic proxy: to expand the attendance channels of the Stockholders in the Stockholders’ Meetings, Itaú Unibanco will make an electronic environment available, so that Stockholders may cast their votes remotely. The electronic environment will be accessed through the Company’s Investor Relations website www.itau.com.br/investor-relations in the banner “2014 Digital Meeting”. In the event the Stockholder opts for this attendance channel, a proxy digitally signed will be generated, which will authorize the attorney-in-facts nominated by the Company to vote in accordance with the Stockholder’s instructions submitted through the electronic environment.

Item 3 of this document comprises detailed information for the Stockholders’ attendance in said Meetings.

All important information for attendance in the Company’s Meetings is included in this document, such as the data related to the capital increase and the bonus of 10% in shares, the economic and financial performance of Itaú Unibanco Holding in the 2013 fiscal year, an introduction with the résumés of the applicants for the reelection of the Board of Directors and Fiscal Council, a proposal for allocation of net income, the project for the amendment of Itaú Unibanco’s Bylaws, in addition to a description of the Company’s management compensation.

We again emphasize that since 2008, following the best corporate governance practices and continuously focusing on the transparency in the relationship with the market, we have presented this document as a tool for Stockholders’ attendance in the Stockholders’ Meetings. Thus, we invite everyone to read it and learn more about Itaú Unibanco and our proposals for the Extraordinary and Annual Stockholders’ Meetings for this year.

For additional information on the Conglomerate, please visit the website Itaú Unibanco’s Investor Relations website (www. itau.com.br/relacoes-com-investidores).

Good meetings to you all.

2. Officers’ Comments

The Officers’ Comments in the form specified in Item 10 of Attachment 24 of CVM Instruction 480/09 is found as Attachment I hereto.

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3. Information on Extraordinary and Annual Stockholders’ Meetings

Date Pursuant to Article 132 of Law No. 6,404/76 (“Brazilian Corporate Law”), corporations should hold the Annual Stockholders’ Meeting within four (4) months after the end of the fiscal year. The fiscal year of Itaú Unibanco Holding S.A. (“Itaú Unibanco”, “Company”, “Issuer”, or “Organization”) starts on January 1 and ends on December 31 of each year. Accordingly, the Company shall hold the Annual Stockholders’ Meeting until April 30. This year the Annual Stockholders’ Meeting will be held on April 23.

Opening Quorum The Annual Stockholders´ Meeting shall be declared open in first call, with the attendance of Stockholders representing at least one fourth (1/4) of voting capital, i.e., holders of common shares, in accordance with Article 125 of the Brazilian Corporate Law.

Amendments to the Bylaws shall be resolved on at an Extraordinary Stockholders’ Meeting, which shall be declared open on first call with the attendance of Stockholders representing at least two thirds (2/3) of the voting capital, pursuant to Article 135, head provision, of the Brazilian Corporate Law.

We clarify that in case of insufficient quorum to open the aforementioned Meetings on first call, a new call by convening notice will be disclosed on a timely basis, and the meeting shall be held at least eight (8) days after the date of the original meeting, pursuant to Article 124, paragraph 1, II, of the Brazilian Corporate Law. These Meetings shall be opened on second call with any number of common Stockholders.

Venue The Stockholders’ Meetings shall be held at the Auditorium of the Centro Empresarial Itaú Unibanco, at 3:00 p.m., 3:05 p.m., 3:10 p.m., and 3:15 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, São Paulo (SP).

With a view to organizing entry, please note that admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

Convening Notice The Convening Notice included in item 4 hereof shall be published on April 2, 3, and 4, 2014 in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and in the Valor Econômico newspaper, being also available on the Investor Relations website (www.itau.com.br/ relacoes-com-investidores).

Documents Available to Stockholders The Management Report on the business and major administrative facts of the year, a copy of the financial statements prepared in accordance with Brazilian accounting practices (BRGAAP), the report of Independent Auditors, the opinion of the Fiscal Council and a copy of the summary of the Audit Committee Reports were published on February 25, 2014 in the Valor Econômico newspaper (pages E5 to E19) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 33). Additionally, the financial statements prepared under the international financial reporting standards (IFRS) were also made available by the Company on February 4, 2014 through the Periodic Information System (“IPE”) of the Brazilian Securities and Exchange Commission (“CVM”), and on the Company’s Investor Relations website www.itau.com.br/relacoes-com-investidores).

In order to divulge the matters to be resolved in the Stockholders’ Meetings, the information listed in article 9 of CVM Instruction 481/09, which is attached hereto, will also be made available by the Company through CVM’s IPE, and on the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores).

Proxies In order to assist the Stockholders represented by attorneys-in-fact who decide to take part in the Meetings, we present the Attachments: II – A “Proxy Template for Holders of Common Shares”; and II – B “Proxy Template for Holders of Preferred Shares”.

Alternatively, the Company shall make available three (3) attorneys-in-fact suited to represent the Stockholder at each Meeting, who shall vote in strict accordance with the voting guidance given by the Stockholder, as shown in Attachment II – C “Proxy Template for attorneys-in-fact provided by the company for each of the Stockholders´ Meetings (for Holders of Common Shares)”, and Attachment II – D “Proxy Template for attorneys-in-fact provided by the company for each of the Stockholders´ Meetings” (for Holders of Preferred Shares). Information on the proxy request, pursuant to Attachment 23 to CVM Instruction 481/09, is included in Attachment II – E hereto.

p. 05

In order to facilitate the works at the Stockholders’ Meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates, and other documents listed in the Convening Notice by mail or messenger up to 12:00 a.m. of April 22, 2014 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, Piso Metrô - Parque Jabaquara
São Paulo (SP) - CEP 04344-902
or email to drinvest@itau-unibanco.com.br.

In order to encourage the attendance of Stockholders at the General Meetings, the Company has made available an electronic environment that may be accessed through the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores), in the banner “2014 Digital Meeting”. Through this electronic environment, the Stockholders may grant an online proxy for representation purposes at the Stockholders´ Meetings, as described below.

To register, the Stockholder shall access the electronic environment, as described above, click on item “Register” and fill out the registration form. Upon completing this procedure, the Stockholder will receive, via the email indicated in the registration form, a message to validate the registration made in the electronic environment.

After that, the Stockholder should follow the steps below.

For Brazilian Stockholders:

1) The Stockholder should have a valid Digital Certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder already has one of these certificates, the Stockholder should proceed as detailed in item 2 below. The Stockholder should otherwise request its Digital Certificate. For this purpose, the Stockholder should click on the item “Access the System” and then on “Do you want to issue a Private Digital Certificate?” following the instructions below:

a) fill out the Digital Certificate request form. After it is filled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certificate, which should be printed and signed, with the subsequent notarized signature;

b) this Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

For Individuals - notarized copy of: i) RG; ii) CPF; and iii) proof of residence on behalf of the Stockholder, issued less than three (3) months before; or

For Legal Entities - notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and also the CNPJ form; and ii) statement of election or proxy which granted powers to the legal representative individual, as well as notarized copies of such legal representative’s RG/RNE and CPF.

c) after the documentation forwarded is analyzed, the Stockholder will receive, via email, the instructions to install the Digital Certificate. In case of any doubt about the procedure for obtaining or installing the Digital Certificate, please contact the help desk of AUTORIDADE DE REGISTRO COMPROVA, by the telephone number +55 (11) 3330-0166, during business hours or by the following email address: acprivado@comprova.com. br.

2) After obtaining the Digital Certificate, Stockholders will be able to guide their votes through the electronic proxy. Accordingly, the Stockholder should use the computer in which the Digital Certificate is installed to access the electronic environment, as described above, click on item “Access the System” and then on “Login with Digital Certificate”. The available Meetings will be shown in accordance with the type of share selected during the registration (common share, preferred share or both). Stockholders should guide their votes in all issues to be resolved on at the available Meeting(s). Finally, after clicking on “Vote”, the proxy will be generated by the system and should be reviewed by the Stockholder, who will then click on “Sign” to complete the procedure.

p. 06

3) Finally, Stockholders will receive via email a receipt including the copy of the digitally signed proxy. On the Meeting date, the Stockholders’ vote will be represented by the attorneys-in-fact provided by the Company.

For Foreign Stockholders:

1) The Stockholder’s Legal Representative should have a valid Digital Certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder’s Legal Representative already has one of these certificates, he/she/it will proceed as detailed in item 2 above. The Stockholder should otherwise request its Digital Certificate. For this purpose, the Stockholder should click on the item “Access the System” and then on “Do you want to issue a Private Digital Certificate? “, following the instructions below:

a) fill out the Digital Certificate request form. After it is filled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certificate, which should be printed and signed, with the subsequent notarized signature;

b) this Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

Legal Representative who is an individual – proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) RG/RNE; and ii) CPF; or Legal Representative that is a legal entity - proxy granted by the Foreign Stockholder to the legal entity acting as Legal Representative, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and the CNPJ form; and ii) statement of election of the legal representative individual, as well as notarized copies of such legal representative’s RG/RNE and CPF.

The other steps are identical to those for Brazilian Stockholders, as described in items 2 and 3 above.

We clarify that Stockholders who opt for guiding their votes through electronic proxy should complete the procedure described above up to 12:00 a.m. of April 22, 2014.

We emphasize that any costs incurred from issuing the Digital Certificate with the AUTORIDADE DE REGISTRO COMPROVA must be fully borne by the Stockholder.

Multiple Voting Pursuant to CVM Instructions No. 165/91 and 282/98, to request the adoption of a multiple voting for electing members of the Company’s Board of Directors, Stockholder applicants should represent at least five percent (5%) of the voting capital.

Pursuant to Article 141, Paragraph 1 of the Brazilian Corporate Law, the right provided for in said article for the adoption of multiple voting rights should be exercised by Stockholders at least 48 (forty-eight) hours prior to the Stockholders´ Meeting, it being incumbent on the chairman presiding over the work of the Stockholders´ Meeting to inform the Stockholders prior to such meeting, on the basis of the “Stockholders Presence Register”, of the number of votes necessary for the election of each member of the Board of Directors.

Communication channel with the Board of Directors Finally, we point out that Stockholders may send suggestions, criticisms or doubts directly to the Board of Directors using the link “Contact IR” on Itaú Unibanco’s Investor Relations website (https://www.itau.com.br/relacoes-com-investidores/o-itau- unibanco/atendimento-ri). In the field “Subject”, the Stockholder should select the option “Recommendations to the Board of Directors to Stockholders’ Meeting”.

p. 07

4. Convening Notice

Authorized Capital: up to 6,600,000,000 shares

Subscribed and Paid In Capital: R$ 60,000,000,000.00 – 5,028,029,710 shares

Extraordinary General Meetings and Annual General Meeting

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Extraordinary General Meetings and the Annual General Meeting to be held on April 23, 2014 in the auditorium at the Company’s head offices at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo for the purpose of:

I - In an Extraordinary General Meeting to be held at 3:00 p.m.

To amend and consolidate the Itaú Unibanco Stock Option Plan in order to introduce an exception to the rule preventing encumbrance, by the beneficiaries of partners’ stock options, of the underlying shares to their investment, in situations only in cases for guaranteeing loans from third party banks for the acquisition of these shares.

II - In an Extraordinary General Meeting to be held at 3:05 p.m.

1. To amend the Corporate Bylaws in order to: (a) simplify the wording on the approval of the aggregate compensation of the management in order that the Meeting approves the total aggregate compensation without detailing the amounts to be allocated to the Board of Directors and the Board of Executive Officers; (b) adjust and improve the wording on the composition of the Audit Committee, eliminating the obligation of the President of the Committee to be a member of the Board of Directors; (c) simplify the wording on the term of office of the Audit Committee, maintaining only the maximum term of 5 (five) years, irrespective of the number of reappointments; and (d) improve the provisions with respect to representation of the Company by proxy holders and to clarify the rules on the granting of a power of attorney to a single proxy holder; and

2. To consolidate the Bylaws, documenting the foregoing amendments.

III - In the Annual General Meeting, to be held at 3:10 p.m.

1. To acknowledge the Management Discussion and Analysis, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summary of the Report of the Audit Committee and to examine, for resolution, the Account Statements for the fiscal year ending December 31, 2013;

2. To decide the allocation of net income for the fiscal year;

3. To establish the number of members making up the Board of Directors and to elect the members of the Board of Directors and the Fiscal Council for the next annual term of office. In the light of the determination in Brazilian Securities and Exchange Commission (CVM) instructions 165/91 and 282/98, it is hereby placed on record that to request adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting capital; and

4. To decide on the amount to be allocated for the compensation of the members of the Board of Directors and the Board of Executive Officers as well as the fees of the members of the Fiscal Council.

IV - In an Extraordinary General Meeting, to be held at 3:15 p.m.

1. To raise the current capital stock from R$ 60,000,000,000.00 to R$ 75,000,000,000.00 through the capitalization of R$ 15,000,000,000.00 posted to revenue reserves, with a 10% share bonus granted to stockholders without charge at the ratio of 1 (one) new share for each batch of 10 (ten) shares of the same type of which they are holders;

2. To increase the limit of the authorized capital by up to 7,260,000,000 shares, that is in the same proportion as the share bonus under the preceding item 1;

3. To amend the wording of Article 3, caption sentence and item 3.1. of the Bylaws to register the new composition of the capital stock and the new limit of the authorized capital; and

p. 08

4. To consolidate the Bylaws with the aforementioned amendments in the above items.

The full description of the matters proposed as well as their justification may be found in the “General Stockholders Meetings’ Manual”.

The documents to be examined in the meetings are at the disposal of Stockholders in the Company’s investor relations website (relacoes.investidores@itau-unibanco.com.br), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@ itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the General Meetings bearing their identity document.

The Stockholders may be represented in General Meetings by proxy holder pursuant to Article 126 of Law 6.404/76, conditional on the proxy holder bearing an identity document and the following documents substantiating the validity of their power of attorney (for documents produced overseas, the respective Brazilian consularized and sworn translation is required):

a) Corporate Entities: authenticated copy of the articles of association/Bylaws of the represented corporate entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public;

b) Natural Persons: power of attorney with signature notarized by a notary public.

In order to facilitate the work of the General Meetings, the Company suggests that the Stockholders represented by proxy holders submit a copy of the documents listed above at least 48 hours prior to the meetings, by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, Piso Metrô - Parque Jabaquara
São Paulo (SP) - CEP 04344-902
or email to drinvest@itau-unibanco.com.br.

To encourage Stockholder participation in the General Meetings, the Company has implemented an electronic platform through which an electronic power-of-attorney may be granted for representation in the General Meetings pursuant to procedures described in the General Stockholders Meetings’ Manual.

We wish to inform that entry to the Company’s head offices will be permitted as from 2:00 p.m. in order to organize stockholder access to the Meetings.

São Paulo (SP), March 20, 2014.

Board of Directors
Alfredo Egydio Setubal
Investor Relations Director

5. Extraordinary Stockholders’ Meeting to be held at 3:00 p.m.

The proposal of the Board of Directors shall be submitted to analysis to amend and consolidate the Stock Option Plan of Itaú Unibanco, in order to establish an exception to the rule that prevents beneficiaries of partner options from encumbering the shares invested, only for the purpose of granting a guarantee in connection with loans for the acquisition of these shares taken with third-party banks previously approved by the Company’s Personnel Committee.

p. 09

Accordingly, item 6.1 (b) of the Stock Option Plans of Itaú Unibanco shall be amended and a new item 6.2 shall be included, with the resulting renumbering of current items 6.2 and 6.3.

The comparison between the current Stock Option Plan of Itaú Unibanco with the proposed Plan is included in Attachment III hereto. This attachment also includes the information required by Attachment 13 of CVM Instruction 481/09.

6. Extraordinary Stockholders’ Meeting to be held at 3:05 p.m.

1. Amendment to the Bylaws in order to:

a) simplify the wording on how to approve the annual aggregate compensation of management members, so that the Stockholders’ Meeting approve the total aggregate compensation, without specifying the portions related to the Board of Directors and the Board of Officers. Accordingly, the proposal is to amend items 4.3 “c” and 5.2 of the Bylaws to reflect the aforementioned;

b) adjust and improve the wording on the composition of the Audit Committee, in view of the lack of obligation for the Audit Committee President be a member of the Board of Directors. Accordingly, the proposal is to amend item 7.1 of the Bylaws to reflect the aforementioned;

c) simplify the wording on the term of office of members of the Audit Committee, maintaining only the maximum period of five (5) years, regardless of the number of reappointments. Accordingly, the proposal is to amend item 7.1.3 of the Bylaws; and

d) improve the provisions related to how the Company is represented by attorneys-in-fact and clarify the rules on granting proxies to a single attorney-in-fact. Accordingly, the proposal is to amend the heading of Article 10 and item 10.2 of the Bylaws.

2. Consolidation of the Bylaws with the aforementioned amendments.

A copy of the Bylaws containing the proposed amendments duly highlighted, as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, pursuant to Article 11 of CVM Instruction No. 481/09, can be found in Attachment V to this document.

7. Annual Stockholders’ Meeting to be held at 3:10 p.m.

1. Balance Sheets, other Financial Statements and Accompanying Notes, for the fiscal year ended December 31, 2013.

The Management Report was released together with the Financial Statements prepared in accordance with Brazilian accounting practices (BRGAAP), having been approved by the Board of Directors at its meeting of February 3, 2014. Said document was made available on February 4, 2014 in CVM’s IPE and on the Company’s website (www.itau.com.br/relacoes-com-investidores). Additionally, it was published on February 25, 2014 in the Valor Econômico newspaper (pages E5 to E19) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 33).

2. Allocation of Net Income for 2013.

The Company recorded Net Income for 2013 in the amount of R$11.661.389.121,25 (eleven billion, six hundred sixty-one million, three hundred eighty-nine thousand, one hundred twenty-one reais and twenty-five cents), according to the statement of income made available on February 4, 2014 in CVM’s IPE and on the Company website (www.itau.com.br/relacoes-com-investidores), which was published with the Financial Statements on February 25, 2014 in the Valor Econômico newspaper (pages E5 to E 19) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 33).

p. 10

Considering the calculation of said Income, according to the Financial Statements, the following allocation is proposed:

(a) R$583,069,456.06 (five hundred eighty-three million, sixty- nine thousand, four hundred fifty-six reais and six cents) to Legal Reserve;

(b) R$5,842,433,686.62 (five billion, eight hundred forty-two million, four hundred thirty-three thousand, six hundred eighty-six reais and sixty-two cents) for payment of dividends and interest on capital, allocated to the mandatory dividend amount, according to the option provided for in Article 9 of Law No. 9,249/95, and it should be emphasized that such payment was fully made.

(c) R$5,235,885,978.57 (five billion, two hundred thirty-five million, eight hundred eighty-five thousand, nine hundred seventy-eight reais and fifty-seven cents) to Statutory Reserve, as follows:

• R$1,319,634,989.28 (one billion, three hundred and nineteen million, six hundred thirty-four thousand, nine hundred eighty-nine reais and twenty-eight cents) to Reserve for Dividend Equalization;

• R$481,922,195.71 (four hundred eighty-one million, nine hundred twenty-two thousand, one hundred ninety-five reais and seventy-one cents) to the Reserve for Increase in Working Capital;

• R$434,328,793.58 (four hundred thirty-four million, three hundred twenty-eight thousand, seven hundred ninety-three reais and fifty-eight cents) to the Reserve for Capital Increase in Investees.

The Allocation of Net Income, as specified in Attachment 9-1-II of CVM Instruction 481/09, is found in Attachment V hereto.

3. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council for the next term of office.

The majority Stockholder proposes that twelve (12) posts for the Company’s Board of Directors for the next term of office be filled, with the reelection of the following members, namely. Messrs. Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal.

According to the criteria set out in the Corporate Governance Policy of the Company, Messrs. Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes are considered independent members.

The majority Stockholder also proposes that the Fiscal Council be convened and that the current members appointed thereby be reelected, namely as effective members, Messrs. Alberto Sozin Furuguem and Iran Siqueira Lima, and Messrs. João Costa and José Caruso Cruz Henriques as their respective alternate members.

In addition to the members appointed by the majority Stockholder, the holders of preferred shares without voting rights or with restricted voting rights are entitled to elect one (1) effective member and his/her respective alternate in a separate voting process. An equal right is given to minority Stockholders, provided that they represent, in the aggregate, ten percent (10%) or more of voting shares.

In that respect, Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, as holder of preferred shares, announced the nomination of two additional candidates to sit on the Fiscal Council, to be reelected by the holders of preferred shares without voting rights, with Mr. Luiz Alberto de Castro Falleiros being nominated effective member and Mr. Ernesto Rubens Gelbcke, his respective alternate.

Without prejudice to the right of preferred Stockholders and minority Stockholders to elect, in a separate voting process, members to sit on the Fiscal Council, as described above, the other Stockholders with voting rights may elect new effective and alternate members that, in any case, shall be in equal number of the elected ones under the aforementioned terms, plus one.

The detailed résumés, as well as other information required by items 12.6 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, can be found in Attachment V to this document.

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4. Definition of the amount allocated to the compensation of the members of the Company’s Board of Directors and Board of Officers and the compensation to the members of the Fiscal Council

With respect to the 2014 fiscal year, the proposal is for the Annual Stockholders’ Meeting to approve the aggregate amount of one hundred forty-five million reais (R$145,000,000.00) for compensation of the Company’s management members (members of the Board of Directors and the Board of Officers).

In relation to the members of the Fiscal Council, the proposal is for the Annual Stockholders’ Meeting to approve the individual monthly compensation of fifteen thousand reais (R$15,000.00) to effective members and six thousand reais (R$6,000.00) to alternate members. The compensation of the members of the Fiscal Council will valid until the Annual Stockholders’ Meeting of 2015.

The compensation amounts approved can be paid in local currency, in shares of the Company (according to the proposal submitted to the Annual Stockholders’ Meeting of April 20, 2012) or in any other way that management deems convenient.

In accordance with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation of management members of financial institutions should be compatible with the institution’s risk management policies, and at least fifty percent (50%) of the compensation should be paid in shares or stock-based instruments and at least forty percent (40%) should be differed for payment within no less than 3 (three) years. This differed portion will be subject to clawbacks, based on the result of the institution or business area during the period of deferral.

Taking into account the Company’s variable compensation deferral structure, in conformity with the Resolution on Compensation, the compensation amounts for the 2014 fiscal year, effectively attributable in 2015, will be paid in shares within the differing period of no less than 3 (three) years.

For the purpose of calculating the aggregate amount of compensation paid in shares, the calculation criteria will consider the value of the Company’s preferred shares in BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros in 2015, the year in which the compensation is effectively attributable, irrespective of the year it is effectively paid.

As resolved at the Extraordinary Stockholders’ Meeting held on April 20, 2012, in order to limit the maximum dilution to which Stockholders are subject, the following was approved:

(i) the sum of (a) the shares to be used as compensation, pursuant to the Resolution on Compensation, and (b) the number of options granted under the Company’s Stock Option Plan will not exceed the limit of zero point five percent (0.5%) of all the shares of the Company the majority and minority Stockholders hold as of the closing balance sheet date of the same year; and

(ii) in the event that, in any given year, the number of (a) shares used for compensation purposes and (b) options granted under the Company’s Stock Option Plan is below the limit of zero point five percent (0.5%) of all the shares, the difference may be added for compensation purposes or for option grant purposes in any of the following seven (7) years.

For the purpose of calculating the limit described above, the shares delivered and options granted in relation to the 2014 fiscal year will be considered, irrespective of the year they were effectively attributed or paid.

In addition to the amounts established at the Stockholders’ meeting, the management members may receive, as compensation, Company’s profit sharing, which, under the provisions of paragraph 1 of Article 152 of the Brazilian Corporate Law, is limited to either the annual compensation of management members or 10% of the Company’s net income, whichever is lower.

The Company may also grant stock options to its management members, pursuant to the Company’s Stock Option Plan.

The proposal for the Compensation of the management members, in the manner specified in Item 13 of Attachment 24 to CVM Instruction No. 480/09, can be found in Attachment VII to this document.

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8. Extraordinary Stockholders’ Meeting to be held at 3:15 p.m.

1. Capital increase in the amount of fifteen billion reais (R$15,000,000,000.00), from sixty billion reais (R$60,000,000,000.00) to seventy-five billion reais (R$75,000,000,000.00), with the capitalization of the following amounts recorded in the Revenue Reserves – Statutory Reserves (R$):

Reserve for Dividend Equalization	5,605,998,007.61
Revenue - 2009	958,867,497.07
Revenue - 2010	753,063,758.85
Revenue - 2011	1,858,397,453.57
Revenue - 2012	2,035,669,298.12
Reserve for Increase in Working Capital	3,676,680,589.76
Revenue – 2008	171,473,303.51
Revenue – 2010	1,726,964,584.13
Revenue - 2011	1,752,726,610.47
Revenue – 2012	25,516,091.65
Reserve for Capital Increase of Investees	5,717,321,402.63
Revenue – 2009	169,334,942.30
Revenue – 2010	2,927,524,425.58
Revenue – 2011	2,620,462,034.75
Total	15,000,000,000.00

1.1 The share bonus will be at a ten percent rate (10%), and the capital will be increased with the issue of five hundred two million, eighty hundred two thousand, nine hundred seventy-one (502,802,971) shares, of which two hundred fifty-one million, eight hundred twenty-one thousand, five hundred and four (251,821,504) are common shares, of which, two hundred fifty-one million, eight hundred twenty-one thousand, two hundred seventy-three (251,821,273) are outstanding common shares and two hundred thirty-one (231) are treasury common shares. The remaining issued shares are two hundred fifty million, nine hundred eighty-one thousand, four hundred sixty-seven (250,981,467) preferred shares, of which two hundred forty-four million, ninety-four thousand, seven hundred sixty-six (244,094,766) are outstanding preferred shares and six million, eight hundred eighty-six thousand, seven hundred and one (6,886,701) are treasury preferred shares. The shares issued will be assigned to holders of shares, as share bonus at the rate of one (1) share of the same type to every ten (10) shares held.

1.2 The capital increase is aimed at increasing the liquidity of shares as a result of adjusting their market quotation value, since the trading of shares at a more accessible level, together with a larger number of outstanding shares, will potentially generate more business and a greater financial volume, thus giving rise to added value to Stockholders. The new shares issued will be distributed free of charge and will benefit Stockholders proportionally to their ownership interest held prior to the share bonus.

1.3 The base date for the right to share bonus shall be divulged to the market by the Company after it obtains authorization from the Central Bank of Brazil. Accordingly, the Company’s shares will continue to be traded, until the date to be timely divulged, with the right to share bonus and, only after such date, they will be traded “ex right” to share bonus.

1.4 The new bonus shares shall be fully entitled to the earnings that will be declared after the date of inclusion of such shares in the Stockholders’ positions, as described in item 1.3 above, under the same conditions of the Company’s common and preferred shares, as applicable.

1.5 Monthly dividends shall be maintained at R$0.015 per share, so that the total amounts monthly paid by the Company to Stockholders will be added by ten percent (10%), after the inclusion of the bonus shares in the stockholding position. The minimum annual dividend assured to preferred shares shall also be maintained at R$0.022 per share.

1.6. The share bonus shall always be granted in whole numbers, and the remaining amounts arising from share fractions shall be traded on the BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), and the net amount earned will be made available to Stockholders who, at the base date, are registered as holders of the shares. The Company will disclose more details on this procedure on a timely basis.

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1.7. The cost assigned to the share bonus is R$29.832759281767 per share, for purposes of the provisions of paragraph 1 of Article 47 of the Regulatory Instruction No. 1,022 of the Federal Revenue Office of Brazil, of April 5, 2010.

1.8. In the international market, simultaneously to the operation in the Brazilian market and in the same proportion, the securities traded in the U.S. market (ADR – American Depositary Receipt) and in the Argentinean market (CEDEAR – Argentine Certificate of Deposit) shall also receive a share bonus of ten percent (10%), so that investors will receive one (1) new ADR/CEDEAR for every lot of ten (10) ADRs/CEDEARs of which they are the holders at the base date. Accordingly, the ADRs/CEDEARs will continue to be traded at the rate of one (1) Company’s preferred share to one (1) ADR/CEDEAR.

Attachment VIII presents the information related to this proposed capital increase pursuant to Article 14 of CVM Instruction No. 481/09.

2. Increase of the authorized capital limit, proportionally to the share bonus of 10%, so that the Company is authorized to increase capital stock upon decision by the Board of Directors, irrespective of a statutory amendment, up to the limit of seven billion two hundred sixty million (7,260,000,000) shares, of which three billion six hundred thirty thousand (3,630,000,000) are common shares and three billion six hundred thirty thousand (3,630,000,000) are preferred shares.

3. Amendment to the Bylaws in order to:

a) reflect the new composition of capital stock, to reflect the amount of capital increase and the number of shares issued by the Company as a result of the share bonus, as proposed in item “1”. Accordingly, the proposal is for Article 3, head provision, of the Bylaws be amended; and

b) reflect the Company’s new authorized capital limits, pursuant to the proposal described in item “2”. Accordingly, the proposal is for item 3.1. of the Bylaws reflect the authorized capital limit.

4. Consolidation of the Bylaws with the amendments mentioned in item “3”

A copy of the Bylaws containing the proposed amendments duly highlighted, as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, pursuant to Article 11 of CVM Instruction No. 481/09, can be found in Attachment IV to this document.

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attachments

ATTACHMENT I

ITEM 10 OF ATTACHMENT 24 OF CVM INSTRUCTION 480

ITEM 10 – COMMENTS OF DIRECTORS

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

10.1. Directors should comment on:

a)	Financial and equity positions in general

2013

The year 2013 was characterized by the American economic recovery. The FED (central bank of the United States) announced, in December, a decrease in the level of purchases of assets, showing that the monetary policy is starting to return to normality in the USA. Over the year, the long-term interest rates increased, consequently making the U.S. dollar stronger, and the prices of financial assets fell in the emerging countries.

After six quarters of recession, the Eurozone economy is back to growth at modest rates. China continues posting decreasing growth rates, but the risk of a more severe downturn was averted.

In the domestic scenario, GDP growth for 2013 was 2.3%, a rate higher than that reached in 2012, but lower than that expected at the beginning of the year. Despite the moderate activity, unemployment remained close to minimum historic levels, due to less job hunting.

Over 2013, BACEN increased the Brazil’s base interest rate by 275 basis points. IPCA remained practically steady and it was 5.9% at the end of 2013.

The real depreciated against the dollar, and the exchange rate was R$ 2.36/US$ at the end of the year. BACEN implemented a swap sale program to avoid a higher depreciation.

Credit grants to individuals, based on BACEN data and in real terms, increased 9.0% in 2013 as compared with the same period of 2012. Grants for companies posted a 1.6% increase in this comparison. The credit reserve as a proportion to the GDP increased from 53.9% in December 2012 to 56.5% in December 2013. Default rates, for both individuals and companies, showed a downward trend over the year. The 90-day non-performing loans ratio to individuals decreased from 5.6% in December 2012 to 4.4% in December 2013, while the ratio to companies fell from 2.2% to 1.8%.

With the increase of the Selic rate, banking interest rates interrupted the decline process recorded between 2012 and the beginning of 2013, and have increased again. Spreads, however, remained steady.

In the year ended December 31, 2013, consolidated net income amounted to R$15,696 million with annualized return on average equity of 20.7%. On December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, compared to R$1,014,425 million and R$74,220 million, respectively, on December 31, 2012. On December 31, 2013, the BIS ratio of the financial system consolidated was 16.6%.

The balance of loan operations, including endorsements and sureties, was R$483.397 million on December 31, 2013, an increase of 13.3% when compared to December 31, 2012. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. On December 31, 2013, loans to individuals grew 12.1%, whereas loans to companies increased 11.7%, when compared to December 31, 2012. For loans to individuals, the highlights were payroll loans and real estate loans, with increases of 66.6% and 34.1% when compared to the year ended December 31, 2012, respectively, mainly due to the association with Banco BMG for payroll loan origination and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 20.4% in 2013, in relation to December 31, 2012, and this growth was partially offset by a 3.9% decrease in the very small, small and medium sized companies’ portfolio. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) decreased 29.8% in the year ended December 31, 2013, when compared to the year ended December 31, 2012. This decrease was mainly due to the decrease in the default rate arising from our focus on lower risk portfolios of products and clients. The default rate (loan operations overdue for more than 90 days) was 3.7% on December 31, 2013, a decrease of 110 basis points when compared to December 31, 2012, the lowest historical level since the Itaú and Unibanco merger in November 2008. Excluding Credicard portfolio, the ratio would have reached 3.6% on December 31, 2013.

Corporate Events in 2013:

Agreement between Itaú Unibanco and Fiat – On August 19, 2013, we renewed, for another 10 years, the commercial cooperation agreement we have with the carmaker Fiat, a leading vehicle seller in the Brazilian market. The agreement provides for exclusivity in the offer of financing in promotional campaigns of Fiat for the sale of new cars and the exclusive use of the Fiat brand in activities related to vehicle financing.

Citibank in Uruguay – On June 28, 2013, through our subsidiary Banco Itaú Uruguay S.A., we signed an agreement with Citibank N.A., Uruguay branch, for the acquisition of their retail operations in Uruguay, positioning us to assume a portfolio of over 15,000 clients in current account, savings account and time deposits. The transaction closed on December 13, 2013 after all applicable regulatory approvals were obtained.

BMG Seguradora S.A. – On June 25, 2013, through Banco Itaú BMG Consignado S.A., or Itaú BMG Consignado, we entered into an agreement with the controlling shareholders of Banco BMG S.A., or Banco BMG, for the acquisition of 99.996% of the shares issued by BMG Seguradora S.A., or BMG Seguradora, for the approximate amount of R$88 million. BMG Seguradora entered into exclusivity agreements for the distribution of insurance products that will be linked to the products sold by Itaú BMG Consignado and Banco BMG as a condition precedent to the closing of the transaction. The transaction has been approved by the Administrative Council for Economic Defense (CADE), the Central Bank of Brazil and the Superintendency of Private Insurance (SUSEP) and the closing of the transaction occurred on January 27, 2014. The acquisition of the shares of BMG Seguradora is subject to ongoing review by SUSEP.

Cencosud – On June 17, 2013, we signed a Memorandum of Understanding (“MOU”) with the Chilean retail chain Cencosud S.A., aiming at a strategic alliance for 15 years. The purpose of this association would be to offer consumer finance products and services, in particular those related to credit cards, in Chile and Argentina. The association’s activities would be carried out by special purpose entities in Chile and Argentina, 51% of which would be indirectly held by us and 49% by Cencosud. On December 23, 2013, we announced that despite having acted in strict compliance with the contents of the MOU and used our best efforts to negotiate final contracts with Cencosud, we have failed to succeed in said negotiations, as a result of which the association will not be carried out.

IRB - Brasil Resseguros S.A. – In the privatization process of IRB, our subsidiaries Itaú Seguros S.A. and Itaú Vida e Previdência S.A. (the “Itaú Insurance Companies”) signed, on May 24, 2013, the Shareholders’ Agreement of IRB with a duration of 20 years. The agreement establishes the voting rights and new governance of IRB, which now has private companies in its controlling group. The Itaú Insurance Companies contributed an approximately R$2.3 million capital increase to the privatization process of IRB, giving the Itaú Insurance Companies a 15% interest in IRB’s total and voting capital stock.

Credicard – On May 14, 2013, we entered into an agreement with Banco Citibank S.A. for the acquisition of Credicard and Citifinancial, including the “Credicard” brand, for the approximate amount of R$2.9 billion. Responsible for the offer and distribution of financial products and services, mainly personal loans and credit cards, Credicard and Citifinancial have a base of 4.8 million credit cards whose loan portfolio totals R$7.3 billion (gross amount in December 2012). The transaction closed on December 20, 2013, after all applicable regulatory approvals were obtained.

O Banco Itaú BMG Consignado S.A. – In April 2013, the Central Bank approved the association between Itaú Unibanco and Banco BMG, which was structured by Itaú BMG Consignado and aimed at the offering, distribution and sale of payroll loans in Brazil.

Authorization in the United Kingdom – In February 2013, Itaú BBA International Ltd. started its operations in London. The bank started its operations by means of the merger of Banco Itaú BBA International S.A., a bank headquartered in Portugal, and Itaú BBA International plc, and a subsequent name change as of May 17, 2013. The process was approved by local regulatory agencies and the Central Bank in December 2012.

2012

2012 was characterized by low growth worldwide, with high volatility arising from fears of an international crisis. However, there was no breakdown in the Eurozone, and the European Central Bank (ECB) has announced that it is ready to use the new plan for the purchase of securities. The European countries started to implement the required adjustments, even though there is still a long way to go. The main remaining challenges are fiscal consolidation and progress within the monetary union. On the other side of the Atlantic, the US Congress has approved new legislation and averted the so-called “fiscal cliff”. However, there are pending issues to be sorted out in 2013, such as a fresh decision on the “debt ceiling”. There was no sudden halt in China’s growth. The global outlook for 2013 is a little better, with steadier growth and fewer risks.

In the local scenario, growth was lower than expected. Brazilian gross domestic product (GDP) closed 2012 at 0.9%. In particular, there was a drop in industrial production and investment, which decreased over most of the year, restrained by uncertainty regarding the local and foreign economic scenarios. In view of the monetary and fiscal incentives in force and the relatively stable external scenario, Brazil should post higher growth in 2013, at approximately 3.0%.

Inflation measured by the IPCA (“Índice Nacional de Preços ao Consumidor Amplo”) was 5.8% at the end of 2012. In spite of the weak economic growth, the labor market continued heated. Unemployment is close to its minimum historical level and has kept the inflation rate for services high (8.7% in December). Inflation for industrial products increased due to a devaluated Brazilian real. Furthermore, supply shocks, such as the crop failure in the United States, have put pressure on inflation rates for food over the year. Our projected IPCA for 2013 remains high (5.7%) due to labor market conditions, inflation inertia and high expected inflation.

In October, the Central Bank ended the interest rate decrease cycle started in August 2011. The Selic (“Sistema Especial de Liquidação e Custódia”) rate reached 7.25% per month and closed 2012 at this level. The Brazilian real has depreciated against the U.S. Dollar, and the foreign exchange rate closed 2012 at R$2.05/US$.

Based on Central Bank data, the volume of new consumer loans in 2012 increased by only 2.1%, in real terms (deflated by the IPCA), compared to 2011. Likewise, the volume of new corporate loans went up by 1.6%. As a share of GDP, total outstanding loans increased to 53.5% in December 2012 from 49.0% in December 2011. Delinquency rate for corporate loans over 90 days past due remained relatively steady at a high level over the entire year, whereas the delinquency rate for consumer loans over 90 days past due rose over the first half and remained steady over the second half of the year

Following the decrease in the SELIC rate, the banking interest and spread rates also decreased throughout 2012, and reached their lowest levels in history, except for the spread rates for individuals.

In the year ended December 31, 2012, consolidated net income amounted to R$13,594 million with annualized return on average equity of 18.4%. On December 31, 2012, consolidated assets totaled R$1,014,425 million and consolidated stockholders’ equity was R$74,220 million, compared to R$851,332 million and R$71,347 million, respectively, on December 31, 2011. On December 31, 2012, the BIS ratio of the economic-financial consolidated was 16.7%.

The balance of loan operations, including endorsements and sureties, was R$426,595 million on December 31, 2012, an increase of 7.5% when compared to December 31, 2011. The balance of loan operations, including endorsements and sureties, grew at a slower pace in 2012 compared to 2011. On December 31, 2012, loans to individuals grew 1.1%, whereas loans to companies increased 8.5%, when compared to December 31, 2011. For loans to individuals, the highlights were real estate loans and payroll loans, with increases of 34.2% and 34.1% when compared to the year ended December 31, 2011, respectively, mainly due to the association favorable environment in Brazil for real estate loans and payroll loans acquired from Banco BMG S.A., as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 15.2% in 2012, in relation to December 31, 2011, and this growth was partially offset by a 1.6% decrease in the very small, small and medium sized companies’ portfolio. In 2012, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 41.7% compared to December 31, 2011. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2012.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) increased 34.2% in the year ended December 31, 2012, when compared to the year ended December 31, 2011. This increase is primarily due to an increase in default rates, especially on vehicle loans and personal loans, which follow the general trends observed in the Brazilian financial market. In addition, this increase reflects the expected loss model adopted in our credit risk management which anticipates the provision for losses for scenarios of expected growth in default rates. The default rate (loan operations overdue for more than 90 days) was 4.8% on December 31, 2012, representing a ten basis point decrease when compared to December 31, 2011. In the fourth quarter of 2012, we assigned to our affiliate companies a R$480 million portfolio of vehicle loans overdue for more than 360 days. Excluding the impact of these assignment transactions, the 90 day non-performing loan ratio as at December 31, 2012 would have been 4.9%. As from 2013, our intention is to continue to assign assets with these characteristics.

Redecard S.A. – in 2012, we acquired 49.98% of Redecard’s capital by way of a public tender offer, reaching 100% of stock, and cancelled this company’s registration as a publicly-held company. Redecard is one of the major players in the acquiring market in Brazil, accounting for the accreditation, capture, transmission, processing and financial settlement of transactions with credit and debit cards. This operation, carried out according to good corporate governance practices, will enable us to offer products and services integrated into the bank’s clients and to expand our business to a number of Brazilian municipalities in which we today have no physical structure (branches and/or CSBs). The total invested in the acquisition of Redecard’s outstanding shares was R$ 11.75 billion.

Banco Itaú BMG Consignado S.A. – in July 2012, we entered into an association agreement with Banco BMG S.A., aimed at expanding our payroll loan operations. We are the controlling shareholders of Banco Itaú BMG Consignado S.A., which resulted from this agreement, with a 70% interest in the total voting capital. We have the right to nominate the majority of the board of directors and the majority of the officers, including the Chief Executive Officer. Banco BMG has the right to appoint up to three officers responsible for the commercial, back-office and collection divisions, subject to Itaú Unibanco’s approval. In December 2012, Banco Itaú BMG Consignado S.A. started operations.

The payroll loans granted to Itaú Unibanco’s clients through Itaú Unibanco’s branches and other exclusive Itaú Unibanco channels will remain separate from the operations of the association. Itaú Unibanco will also provide funding for Banco BMG’s payroll loan transactions of up to R$300 million per month, for a five-year term, through acquisitions of payroll credit portfolios. Itaú Unibanco and its affiliates also have the right to offer their products and services to the association customers.

This transaction was approved by the Administrative Council for Economic Defense (CADE), and the final contracts regulating the BMG Association were entered into (i) on December 13, 2012, including an investment agreement setting forth the rights and obligations of each party with respect to the Association and a contract of funding through assignment of credit rights, which stipulates Itaú Unibanco S.A.’s obligation to provide funding to Banco BMG S.A., and (ii) on January 7, 2013, such as the Shareholders Agreement of Banco Itaú BMG Consignado S.A. Since this transaction does not require prior approval of the Central Bank, it is in effect since December 13, 2012. Nevertheless, BMG’s qualified interest in Banco Itaú BMG Consignado S.A. is pending approval of the Central Bank.

Serasa S.A. – in October 2012 we sold to Experian the remaining interest of 16.14% in Serasa, a leading company in services and products for analysis and information for credit and support to business for all segments in the market. Income before taxes arising from this sale was approximately R$ 1.5 billion in the fourth quarter of 2012.

Banco CSF S.A. – we acquired shares representing 49% of Banco Carrefour, responsible for the offer and distribution, on an exclusive basis, of financial, insurance and pension plan products and services in the distribution channels operated under the “Carrefour” brand in Brazil, an operation authorized by the Central Bank of Brazil on April 23, 2012.

Financeira Americanas Itaú S.A. – we ended the partnership with Lojas Americanas S.A. (LASA) for the offer, distribution and commercialization, on an exclusive basis, of financial, insurance and social security products and services to customers of LASA and its affiliated companies in August 2012. The completion of this operation was approved by the Central Bank of Brazil on December 27, 2012.

Banco BPI – we sold 100% of our interest to La Caixa Group, BPI’s largest stockholder. The sale was authorized by the Central Bank of Portugal in April 2012. The association between Itaú Unibanco and BPI was particularly relevant for the Itaú Unibanco Conglomerate to build, starting in Portugal, the basis required to launch the European operation dedicated to the Itaú BBA segment (wholesale and investment banking), focused on supporting the international activities of European and Latin American companies, which are currently consolidated with representatives in London, Lisbon, Madrid, Frankfurt and Paris.

Orbitall – we carried out the sale of this card processor to the Stefanini Group, completed in May 2012. The completion of the merger of processes resulting from the Itaú Unibanco merger made the operation feasible, since we gained scale enough to process only our own cards with competitive edge and cost efficiency. The provision of this type of service to other financial institutions is unrelated to the main activity of the Itaú Unibanco Conglomerate, and it was the reason for the sale.

2011

2011 was marked by high volatility in the international scenario, particularly from August onwards. The outlook for growth in the developed economies worsened, influenced by the need for major tax adjustments in subsequent quarters, particularly by the European economy. The private credit squeeze in the international markets as a consequence of the crisis was also a factor in the restrained growth. The European Central Bank provided liquidity for a three-year period for a large number of financial institutions in December, contributing to a certain short-term relief from the financial conditions in the region. In the USA, growth above expectations in the second half of 2011 was a positive surprise. China should post a moderate slowdown over the following quarters, but the country’s external position remains sound, family indebtedness is low and consumption continues with the potential to grow.

In the domestic scenario, the trend towards a slowdown in the economic activity continued. This decrease is a consequence of the tax and monetary squeeze imposed from the end of 2010 to mid-2011, but also reflects the recent deterioration in the global economic scenario. Expectations of consumers and entrepreneurs remained lower than those recorded in the recent past. Gross domestic product (GDP) for the fourth quarter of 2011 posted a small increase of approximately 0.2%, showing a modest recovery compared to the stability noted in the previous quarter. Thus, the annual GDP annual growth for 2011 was 2.7%.

Inflation measured by IPCA was 6.5% at the end of 2011. The economic deceleration, less pressure on commodities prices, and lower increases in administered items contributed to the projection of lower inflation in 2012.

In this context, with more uncertainty regarding the foreign scenario and its possible impact on domestic activity, the Central Bank of Brazil started a process of reducing the SELIC rate in August 2011. At the end of 2011, the annual basic interest rate was 11.0%, compared to 12.5% before the reduction cycle. In addition to the relaxation of the monetary policy, the government has adopted other instruments to stimulate the economy, including the reduction in IPI for the appliance segment, and a decrease in capital requirements and IOF rates for certain loan operations.

The credit market posted a reduction in growth during 2011. In 2011, new loans to individuals increased by 4.4% in real terms compared to same period of 2010 (after a 15.4% growth in 2010 compared to 2009). In the corporate segment, loans granted grew by 1.4% in 2011 compared to 2010, a year in which there was a 2.5% expansion compared to 2009. Total loans as a percentage of GDP reached 49.1% in December 2011, compared to 45.2% in December 2010. Defaults over 90 days reached 5.5% in December, compared to 4.5% at the end of 2010, due to the increase in the loan interest rate and smaller economic growth.

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3%. On December 31, 2011, consolidated assets totaled R$851,332 million and total stockholders’ equity was R$71,347 million. On December 31, 2011, the BIS ratio of the economic-financial consolidated was 16.4%.

The balance of loan operations, including sureties and endorsements, was R$397,012 million as at December 31, 2011, an increase of 19.1% compared to December 31, 2010. On December 31, 2011, loans to individuals increased by 17.9%, whereas loans to companies increased by 17.9% compared to December 31, 2010. For loans to individuals, the highlights were real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 47.0%, respectively. For loans to companies, the very small, small and middle sized companies’ portfolio increased by 13.0% from December 31, 2010 to December 31, 2011, whereas the corporate portfolio increased by 21.3% in the same period. The balance of sureties and endorsements added up to R$51,530 million as at December 31, 2011, representing an increase of 34.3% compared to December 31, 2010.

The result from the allowance for loan losses increased by 45.5% for the year ended December 31, 2011 compared to the year ended December 31, 2010. Expenses for allowances for loan losses increased by 41.0%, from R$14,121 million for the year ended December 31, 2010 to R$19,912 million in 2011, an increase of R$5,791 million. This growth is due to the increase in our loan portfolio and reflects the model of expected losses adopted in the institution’s loan risk management, based on the broad concept of Basel II, which considers the potential losses for revolving loan. This model replaces the previous one, which contained, besides the expected losses, the concept of countercyclical provisions, which is treated as a capital cushion according to the BIS III precepts. The adoption of this model resulted in a R$1,573 million provision reversal, gross of tax, in the fourth quarter of 2010. On December 31, 2011, the 90-day non-performing loans as a percentage of our total loan portfolio increased by 4.9%, compared to 4.1% on December 31, 2010. Credits under renegotiation, including extended, modified and deferred repayments, increased by 4.2% of our total portfolio on December 31, 2011, compared to 3.1% on December 31, 2010.

In the second half of 2011, the process of integration between Itaú and Unibanco was fully completed. Currently, 100% of the technology platforms are built and running in one environment.

Our results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010, reflected the significant impact of exchange rate variations. The exchange rate between the U.S. Dollar and the Brazilian real changed significantly. In the year ended December 31, 2011, the Brazilian real depreciated by 12.6% against the U.S. Dollar, while in 2010 the Brazilian real appreciated by 4.3% against the U.S. Dollar.

In 2011, there was a change in the basis for consolidating Financeira Itaú CBD S.A. from full to partial consolidation and Porto Seguro S.A. from consolidation to recognition under the equity method. See Note 2(b) to the annual consolidated financial statements.

b) Corporate structure and possibility of redemption of shares or quotas

As at December 31, 2013, the capital stock comprised 5,028,029,710 book-entry shares with no par value, of which 2,518,215,040 were common and 2,509,814,670 were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$60.000.000 (R$45.000.000 as at December 31, 2012), of which R$41.601.744 (R$31.159.313 as at December 31, 2011) is held by stockholders domiciled in the country and R$18.398.256 (R$13.840.687 as at 12/31/2011) is held by stockholders domiciled abroad.

We deem the current Basel ratio of 16.6% based on the Financial Conglomerate Consolidated as at December 31, 2013 to be appropriate.

I - Cases for redemption

There is no case for the redemption of shares issued by the Company besides those which are legally provided for.

II - Formula for the calculation of the redemption value

Not applicable.

c) Payment capability in relation to the financial commitments assumed; d) Sources of financing used for working capital and investments in non-current assets used; e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies; g) Limits on the use of the financing already contracted.

Our board of directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The Superior Institutional Treasury and Liquidity Committee (CSTIL), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the Superior Institutional Treasury and Liquidity Committee (CSTIL) considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by the Board of Directors and the Superior Institutional Treasury and Liquidity Committee (CSTIL). This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). The United Kingdom and Colombia are the only countries in which we operate where local regulators have established local liquidity levels and regulations.

CMN regulation also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal regulations. The reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as at December 31, 2013 and 2012, as well as the yearly average.

	As of December, 31
	2013	2012	Average balance
	(In millions of R$)
Cash and deposits on demand	16,576	13,967	14,920
Funded positions of securities purchased under agreements to resell	23,979	22,896	27,299
Unencumbered government securities	50,573	83,980	65,216
Operational reserve	91,128	120,843	107,434

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by CSTIL. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on potential business opportunities.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

	Year Ended December 31,
	2013		2012		2011
	Average balance	% of Total	Average balance	% of Total	Average balance	% of Total
	(In millions of R$ except percentages)
Interest bearing liabilities	776,984	79.19%	670,969	79.10%	579,525	78.60%
Interest bearing deposits	213,088	21.72%	206,429	24.40%	189,461	25.70%
Savings deposits	93,448	9.52%	73,916	8.70%	61,482	8.30%
Deposits with banks	7,795	0.79%	7,487	0.90%	2,374	0.30%
Time deposits	111,845	11.40%	125,026	14.80%	125,606	17.10%
Deposits received under repurchase agreements	292,301	29.79%	226,135	26.70%	197,732	26.80%
Funds from the acceptance and issue of securities	51,703	5.27%	53,468	6.30%	35,622	4.80%
Borrowing and onlending	68,222	6.95%	56,047	6.60%	53,165	7.20%
Other obligations — Securitization of foreign payment orders and subordinated debt	54,050	5.51%	45,965	5.40%	36,589	5.00%
Technical provisions for insurance, pension plan and capitalization	97,620	9.95%	82,926	9.80%	66,955	9.10%
Non-interest bearing liabilities	204,140	20.81%	176,822	20.90%	157,045	21.30%
Non-interest bearing deposits	37,601	3.83%	30,386	3.60%	26,306	3.60%
Other non-interest bearing liabilities	166,539	16.97%	146,436	17.30%	130,738	17.70%
Total liabilities	981,124	100.00%	847,792	100.00%	736,569	100.00%

Some of our long-term debt allows for the anticipation of the outstanding principal balance upon the occurrence of specified events, which are ordinarily found in long-term financing agreements. As at December 31, 2013, none of these events, including any events of default or failure to satisfy financial covenants, had occurred and we have no reason to believe that it is reasonably likely that any of these events will occur in 2014.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding but are allowed to make deposits in Itaú Unibanco Holding, by means of Interbank Deposit Certificates (CDIs). These restrictions have not had and are not expected to have a material impact on our ability to meet our cash obligations.

The following table sets out the breakdown of our sources of funding as at December 31, 2013, 2012 and 2011.

	2013		2012		2011
	millions of R$	% of total funding	millions of R$	% of total funding	millions of R$	% of total funding
Deposits	274,383	36.6	243,200	34.7	242,636	41.9
Demand deposits	42,892	5.7	34,916	5.0	28,932	5.0
Savings deposits	106,166	14.1	83,452	11.9	67,170	11.6
Time deposits	117,131	15.6	117,232	16.7	144,469	24.9
Interbank deposits	8,194	1.1	7,600	1.1	2,065	0.4
Securities sold under repurchase agreements	292,179	38.9	288,818	41.2	188,819	32.6
Interbank market debt	111,119	14.8	96,665	13.8	90,187	15.6
Mortgage notes	181	0.0	227	0.0	244	0.0
Real estate credit bills	8,919	1.2	13,296	1.9	15,750	2.7
Agribusiness credit bills	7,273	1.0	5,322	0.8	3,284	0.6
Financial credit bills	13,823	1.8	18,695	2.7	14,308	2.5
Import and export Financing	33,638	4.5	23,077	3.3	21,142	3.6
Onlending-domestic	43,015	5.7	36,048	5.1	35,459	6.1
Liabilities from transactions related to credit assignments	4,233	0.6	-	-	-
Other	37	0.0	-	-	-
Institutional market debt	72,624	9.7	72,748	10.4	57,685	10.0
Debentures	-	-	1,569	0.2	1,039	0.2
Subordinated debt	56,564	7.5	55,180	7.9	39,715	6.9
Foreign borrowings through securities	16,060	2.1	15,999	2.3	16,931	2.9
Total	750,305	100.0	701,431	100.0	579,327	100.0

f) Indebtedness ratios and the characteristics of the debts, also describing:
I – Relevant loan and financing agreements
II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlendings as its main sources of financing. The breakdown of funding by maturity is as follows:

	R$ million

	31/12/2013
	0-30	31-180	181-365	Over 365 days	Total	%
Deposits	163,085	33,345	12,108	65,845	274,383	36.8
Deposits received under securities repurchase agreements	145,242	13,663	15,191	118,084	292,179	39.1
Funds from acceptance and issuance of securities	2,916	10,422	9,354	23,564	46,256	6.2
Borrowings and onlending	4,388	18,545	15,644	38,076	76,653	10.3
Subordinated debt (*)	146	4,091	1,900	50,426	56,564	7.6
Total	315,779	80,066	54,197	295,995	746,036
% per maturity term	42.3	10.7	7.3	39.7
Total – 12/31/2012	285,726	76,162	58,019	281,522	701,430
% per maturity term	40.7	10.9	8.3	40.1
(*) Includes R$ 924,605 (R$ 807,189 at 12/31/2012) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

The table shows funding through the issue of subordinated debt securities up to December 31, 2013.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	1,865	2007	2014	100% of CDI + 0.35% to 0.6%	3,610
	33			IGPM + 7.22%	77
	1,000	2008	2014	112% of CDI	1,695
	400	2008	2015	119.8% of CDI	721
	50	2010	2015	113% of CDI	75
	466	2006	2016	100% of CDI + 0.7% (*)	971
	2,719	2010	2016	110% to 114% of CDI	4,069
	123			IPCA + 7.21%	198
	367	2010	2017	IPCA + 7.33%	594
				Total	12,009
Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	379
	1,874			112% to 112.5% of CDI	1,940
	30			IPCA + 7%	44
	206	2010	2017	IPCA + 6.95% to 7.2%	261
	3,224	2011	2017	108% to 112% of CDI	3,356
	352			IPCA + 6.15% to 7.8%	451
	138			IGPM + 6.55% to 7.6%	184
	3,650			100% of CDI + 1.29% to 1.52%	3,740
	500	2012	2017	100% of CDI + 1.12%	504
	42	2011	2018	IGPM + 7%	53
	30			IPCA + 7.53% to 7.7%	37
	461	2012	2018	IPCA + 4.4% to 6.58%	554
	3,782			100% of CDI + 1.01% to 1.32%	3,859
	6,373			108% to 113% of CDI	6,644
	112			9.95% to 11.95%	130
	2	2011	2019	109% to 109.7% of CDI	2
	12	2012	2019	11.96%	15
	101			IPCA + 4.70% to 6.3%	118
	1			110% of CDI	1
	20	2012	2020	IPCA + 6% to 6.17%	25
	1			111% of CDI	1
	6	2011	2021	109.25% to 110.5% of CDI	7
	2,307	2012	2022	IPCA + 5.15% to 5.83%	2,655
	20			IGPM + 4.63%	22
				Total	24,983
Subordinated euronotes - USD
	1000	2010	2020	6.2%	2,366
	1,000	2010	2021	5.75%	2,404
	750	2011	2021	5.75% to 6.2%	1,762
	550	2012	2021	6.2%	1,302
	2,625	2012	2022	5.5% to 5.65%	6,206
	1,870	2012	2023	5.13%	4,411
				Total	18,450
Subordinated bonds - CLP	41,528	2008	2033	3.5% to 4.5%	197
				Total	197
Preferred shares - USD	393	2002	2015	3.04%	925

Total					56,564

III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debt, and subordinated debt. It is worth mentioning that, with respect to actual debt, creditors prefer secured debts rather than the others up to the limit of the asset pledged to secure them since there is no subordination among the unsecured creditors or subordinated creditors.

The funding through the issue of subordinated debt securities is as follows:

						R$ thousand
	December 31 2013
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	3,496	1,885	6,628	12,009	21.2
Financial bills	71	400	5	24,506	24,983	44.2
Euronotes	75	182	-	18,254	18,512	32.8
Bonds	-	9	9	179	197	0.3
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(62)	(62)	(0.1)
TOTAL OTHER LIABILITIES	146	4,087	1,900	49,506	55,639
Redeemable preferred shares	-	4	-	921	925	1.6
GRAND TOTAL (*)	146	4,091	1,900	50,426	56,564
% per maturity term	0.3	7.2	3.4	89.1

	December 31 2012
	0-30	31-180	181-365	Over 365	Total	%
CDB	673	2,002	121	10,995	13,791	25.0
Financial bills	59	283	5	23,960	24,307	44.1
Euronotes	64	161	-	15,923	16,148	29.2
Bonds	-	4	6	177	187	0.3
Eurobonds	-	-	-	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(61)	(61)	(0.1)
TOTAL OTHER LIABILITIES	797	2,449	132	50,994	54,372
Redeemable preferred shares	-	4	-	803	807	1.5
GRAND TOTAL (*)	797	2,453	132	51,797	55,179
% per maturity term	1.4	4.5	0.2	93.9

	December 31 2011
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	8,125	2,498	12,600	23,224	58.5
Financial bills	-	-	-	10,254	10,254	25.8
Euronotes	60	26	-	5,136	5,222	13.1
Bonds	-	3	3	293	299	0.8
Eurobondes	-	-	-	-	-
(-) Transaction costs incurred	-	-	-	(24)	(24)	(0.1)
TOTAL OTHER LIABILITIES	60	8,154	2,502	28,259	38,974
Redeemable preferred shares	-	3	-	737	741	1.9
GRAND TOTAL (*)	60	8,157	2,502	28,997	39,715
% per maturity term	0.1	20.5	6.3	73.0

A table showing the funding through issue of subordinated debt securities is included in Item 10.1. (f.II) of this form.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

A portion of our long-term debt has a provision regarding the early repayment of the principal upon the occurrence of certain events, as is the norm with long-term finance contracts. As at December 31, 2013, no event of default or non-compliance with finance covenants had occurred.

Additionally, in March 2010, Itaú Unibanco Holding S.A. established a program for the issue and distribution of notes through certain financial intermediaries (the “Program”). The Program establishes that the Issuer itself, or its Cayman Islands branch, will issue subordinated or senior notes (“Notes”) up to the limit of US$10,000,000,000.00 (ten billion U.S. Dollars). On February 20, 2013, we increased the limit to US$ 100,000,000,000.00 (one hundred billion U.S. Dollars).

To date, the following issues (the “Issues”) have been completed in accordance with the Program:

(i) First Issue: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. Dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issue: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. Dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issue: Senior Notes amounting to R$500,000,000.00 (five hundred million Reais) issued on November 23, 2010, with maturity on November 23, 2015, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iv) Reopening of the Second Issue: Subordinated Notes amounting to US$250,000,000.00 (two hundred and fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issue of subordinated notes and are the second series of the second issue of subordinated notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issue share the same ISIN and CUSIP code and are fungible with each other;

(v) Fourth Issue: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. Dollars) issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of the Fourth Issue: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. Dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes described herein were issued and distributed by reopening the fourth issue of subordinated notes and are the second series of the fourth issue of subordinated notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issue share the same ISIN and CUSIP code and are fungible with each other;

(vii) Fifth Issue: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. Dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issue: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million U.S. Dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(ix) Seventh Issue: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million U.S. Dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issues impose certain conditions and restrictions on the Issuer, as follows:

a.     Disposal of Assets and Disposal of Shareholding Control

As a general rule, the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions above:

(i)
The entity that receives these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from any notes issued as provided for in the Program, as well as undertaking to assume all other obligations imposed on the Issuer;

(ii)	No event of default occurs by carrying out these transactions; and

(iii)
From the first public announcement of the transaction and before its completion: the management of the Issuer represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Program by the new entity that will take over the assets or that will succeed the Issuer.

g) limits on the use of the financing already contracted.

Not applicable.

h) Significant changes in each item of the financial statements

We present below the main changes in the balance sheet accounts, at December 31, 2013, 2012 and 2011.

	R$ million
Assets	31/12/2013	31/12/2012	31/12/2011	2013 X 2012	2012 X 2011

Current and long-term receivables	1,088,131	1,001,212	839,422	8.7%	19.3%
Cash and cash equivalents	16,576	13,967	10,633	18.7%	31.4%
Interbank investments	159,653	182,034	116,082	-12.3%	56.8%
Securities and derivative financial instruments	297,334	276,174	187,880	7.7%	47.0%
Interbank and interbranch accounts	78,100	64,610	98,923	20.9%	(34.7%)
Operations with credit granting characteristics and other receivables	412,235	366,285	345,483	12.5%	6.0%
(Allowance for loan losses)	(26,371)	(27,745)	(25,772)	-5.0%	7.7%
Other assets	150,604	125,887	106,193	19.6%	18.5%
Permanent assets	17,591	13,213	11,909	33.1%	10.9%
Investments	3,439	2,956	2,717	16.3%	8.8%
Fixed assets and leased assets	6,511	5,566	5,287	17.0%	5.3%
Goodwill	1,921	101	96	1802.0%	5.7%
Intangible assets	5,720	4,589	3,810	24.6%	20.4%
Total assets	1,105,721	1,014,425	851,332	9.0%	19.2%

Liabilities	31/12/2013	31/12/2012	31/12/2011	2013 X 2012	2012 X 2011
Current and long-term liabilities	1,021,668	938,165	777,407	8.9%	20.7%
Deposits	274,383	243,200	242,636	12.8%	0.2%
Demand deposits	42,891	34,916	28,933	22.8%	20.7%
Savings deposits	106,166	83,451	67,170	27.2%	24.2%
Interbank deposits	8,194	7,600	2,066	7.8%	267.9%
Time deposits	117,131	117,232	144,469	-0.1%	(18.9%)
Deposits received under securities repurchase agreements	292,179	288,818	188,819	1.2%	53.0%
Funds from acceptance and issuance of securities	46,256	55,108	51,557	-16.1%	6.9%
Interbank and interbranch accounts	5,117	4,979	4,048	2.8%	23.0%
Borrowings and onlending	76,653	59,125	56,602	29.6%	4.5%
Derivative financial instruments	11,420	11,128	6,807	2.6%	63.5%
Technical provisions for insurance, pension plan and capitalization	102,060	93,210	73,754	9.5%	26.4%
Other liabilities	213,598	182,598	153,183	17.0%	19.2%
Foreign exchange portfolio	46,308	31,104	26,182	48.9%	18.8%
Subordinated debt	55,639	54,372	38,974	2.3%	39.5%
Sundry	111,651	97,121	88,027	15.0%	10.3%
Deferred income	1,125	1,137	836	-1.0%	36.0%
Minority interest in subsidiaries	1,903	903	1,741	110.8%	(48.1%)
Stockholders’ equity	81,024	74,220	71,347	9.2%	4.0%
Total liabilities	1,105,721	1,014,425	851,332	9.0%	19.2%

The total balance of assets was R$1,105,721 million, at the end of 2013, an increase of 9.0% compared to the previous year. As at December 31, 2012, the total consolidated assets of Itaú Unibanco amounted to R$1,014,425 million, an increase of 19.2% compared to the balance of R$851,332 million, as at December 31, 2011.

The balance of loan operations, without endorsements and sureties, reached R$412,235 million on December 31, 2013, an increase of 12.5% in relation to December 31, 2012. In Brazil, the portfolio of loans to individuals totaled R$168,199 million, an increase of 12.0% compared to the same period of 2012. In the large companies segment, the portfolio balance was R$126,180 million and in the very small, small and middle-market companies segment it reached R$81,601 million, an increase of 21.6% and a decrease of 4.2% compared to December 31, 2012, respectively. The loan and financing operations targeted at the retail market increased 6.1% in the period, totaling R$249,801 million. In 2013, the real estate loan portfolio in Brazil reached R$34,151 million, an increase of 32.2% compared to the previous year. The volume of real estate loans to individual borrowers was R$24,209 million, whereas loans to businesses reached R$9,941 million

The balance of loan operations, without endorsements and sureties, reached R$366,285 million on December 31, 2012, an increase of 6.0% in relation to December 31, 2011. In Brazil, the portfolio of loans to individuals totaled R$150,229 million, an increase of 1.1% compared to the same period of 2011. In the large companies segment, the portfolio balance was R$103,728 million and in the very small, small and middle-market companies segment it reached R$85,185 million, an increase of 14.6% and a decrease of 2.3% compared to December 31, 2011, respectively. The loan and financing operations targeted at the retail market decreased 0.1% in the period, totaling R$235,414 million. In 2012, the real estate loan portfolio in Brazil reached R$25,837 million, an increase of 32.2% compared to the previous year. The volume of real estate loans to individual borrowers was R$18,047 million, whereas loans to businesses reached R$7,790 million.

Our main sources of funding are deposits received under repurchase agreements, in the amount of R$292,179 million, and deposits, in the amount of R$274,383 on December 31, 2013. Deposits include demand, savings account and interbank deposits. On December 31, 2013, total deposits reached R$274,383 million, representing 36.6% of total funds. On December 31, 2012, total deposits reached approximately R$243,200 million, representing 34.7% of total funds. On December 31, 2011, total deposits reached approximately R$242,636 million, representing 41.9% of total funds. On December 31, 2013, 2012 and 2011, time deposits represented 42.7%, 48.2% and 59.5%, respectively, of total deposits.

The deposits balance, on December 31, 2013, increased 12.8%, compared to the same period of the previous year, impacted by an increase of 27.2% in funding through savings deposits and an increase of 22.8% in funding through demand deposits.

The deposits balance, on December 31, 2012, increased by 0.2%, compared to the same period of the previous year, basically due to an increase of 24.2% in funding through savings deposits and an increase of 20.7% in funding through demand deposits and, offset by a 18.9% decrease in funding through time deposits.

Consolidated stockholders’ equity totaled R$81,024 million, on December 31, 2013, compared to R$74,220 million, at the end of 2012, and R$71,347 million, on the same date in 2011, representing an increase of 9.2%, on December 31, 2013, as compared to 2012 and of 4.0%, on December 31, 2012, as compared to the same period of 2011. The variation for 2013, 2012 and 2011 is basically due to the results for the periods. In 2012, the recording of the acquisition of Redecard’s minority interest as a capital transaction contributed to the increase in stockholders’ equity.

	In millions of R$
	2013	2012	2011	2010	2013 X 2012	2012 X 2011
Income from financial operations before loan losses	45,119	50,496	47,224	44,647	-10.6%	6.9%
Results of loan losses	(13,595)	(19,362)	(14,424)	(9,911)	-29.8%	34.2%
Expenses for allowance for loan losses	(18,655)	(24,025)	(19,912)	(14,121)	-22.4%	20.7%
Income from recovery of credits written off as losses	5,060	4,663	5,488	4,209	8.5%	-15.0%
Gross income from financial operations	31,525	31,134	32,800	34,736	1.3%	-5.1%
Other operating income/expenses	(11,769)	(14,845)	(14,545)	(14,481)	-20.7%	2.1%
Banking service fees	16,811	14,488	13,912	12,341	16.0%	4.1%
Income from bank charges	7,255	5,825	5,135	4,760	24.5%	13.4%
Results of insurance, pension plan and capitalization operations	3,528	2,990	2,714	2,100	18.0%	10.2%
Personnel expenses	(15,329)	(14,027)	(13,356)	(12,452)	9.3%	5.0%
Other administrative expenses	(15,087)	(14,192)	(14,100)	(13,598)	6.3%	0.7%
Tax expenses	(4,328)	(4,485)	(4,092)	(4,168)	-3.5%	9.6%
Equity in earnings of affiliated/subsidiary companies	834	335	39	423	149.0%	749.1%
Other operating income	957	278	378	529	244.2%	-26.4%
Other operating expenses	(6,409)	(6,058)	(5,177)	(4,415)	5.8%	17.0%
Operating income	19,756	16,289	18,255	20,255	21.3%	-10.8%
Non-operating income	37	1,242	191	81	-97.0%	550.7%
Income (loss) before taxes on income and profit sharing	19,793	17,531	18,445	20,336	12.9%	-5.0%
Income tax and social contributions	(3,702)	(3,224)	(2,855)	(5,886)	14.8%	12.9%
Profit sharing - statutory	(259)	(159)	(192)	(261)	62.8%	-17.1%
Management members - statutory	(259)	(159)	(192)	(261)	62.8%	-17.1%
Minority interests in subsidiaries	(136)	(554)	(778)	(866)		-28.8%
Net income	15,696	13,594	14,621	13,323	15.5%	-7.0%

Item 10.1 – Additional information:

Not applicable.

Comments on the main changes in the statements of income for 2013, 2012 and 2011 are included in Item 10.2.  (a) of this form.

10.2 – Directors should comment on:

a) Results of operations, in particular:
I - Description of any important components of revenue
II - Factors that materially affected operating income and expenses

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Highlights

In the year ended December 31, 2013, consolidated net income amounted to R$15,696 million with annualized return on average equity of 20.7%. On December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, compared to R$1,014,425 million and R$74,220 million, respectively, on December 31, 2012. On December 31, 2013, the BIS ratio of the financial system consolidated was 16.6%.

The balance of loan operations, including endorsements and sureties, was R$483,397 million on December 31, 2013, an increase of 13.3% when compared to December 31, 2012. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. On December 31, 2013, loans to individuals grew 12.1%, whereas loans to companies increased 11.7%, when compared to December 31, 2012. For loans to individuals, the highlights were payroll loans and real estate loans, with increases of 66.6% and 34.1% when compared to the year ended December 31, 2012, respectively, mainly due to the association with Banco BMG for payroll loan origination and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 20.4% in 2013, in relation to December 31, 2012, and this growth was partially offset by a 3.9% decrease in the very small, small and medium sized companies’ portfolio. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) decreased 29.8% in the year ended December 31, 2013, when compared to the year ended December 31, 2012. This decrease was mainly due to the decrease in the default rate arising from our focus on lower risk portfolios of products and clients. The default rate (loan operations overdue for more than 90 days) was 3.7% on December 31, 2013, a decrease of 110 basis points when compared to December 31, 2012, the lowest historical level since the Itaú and Unibanco merger in November 2008. Excluding Credicard portfolio, the ratio would have reached 3.6% on December 31, 2013.

The 90-day coverage ratio (defined as the total allowance for loan losses as a percentage of loans in our portfolio, which are overdue for 90 days or more) was 174%, on December 31, 2013 compared to a 90-day coverage ratio of 158% on December 31, 2012. On December 31, 2013, the minimum allowance for loan and lease losses required by CMN Resolution No. 2,682 was increased by R$159 million, reaching R$5,217 million. The renegotiated loan portfolio (including extended, modified and deferred repayments) totaled R$12,880 million on December 31, 2013, representing 3.1% of our total loan portfolio, a decrease of 90 basis points in relation to December 31, 2012.

Net Income

The table below shows the major components of net income, for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Income from financial operations	93,821	99,878	(6.1%)
Expenses from financial operations	(48,702)	(49,382)	(1.4%)
Income from financial operations before loan losses	45,119	50,496	(10.6%)
Results of loan losses	(13,595)	(19,362)	(29.8%)
Gross income from financial operations	31,525	31,134	1.3%
Other operating revenue (expenses)	(11,769)	(14,845)	(20.7%)
Operating income	19,756	16,289	21.3%
Non-operating income	37	1,242	(97.0%)
Income before taxes on income and profit sharing	19,793	17,531	12.9%
Income tax and social contribution expense	(3,702)	(3,224)	14.8%
Profit sharing	(259)	(159)	62.8%
Minority interest in subsidiaries	(136)	(554)	(75.4%)
Net income	15,696	13,594	15.5%

For the year ended December 31, 2013, net income was influenced by non-recurring results. Please refer to Note 22(k) to our consolidated financial statements.

Income from Financial Operations

The table below shows the major components of our income from financial operations, for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	58,839	60,164	(2.2%)
Securities and derivative financial instruments	25,337	25,803	(1.8%)
Insurance, pension plan and capitalization	3,893	7,144	(45.5%)
Foreign exchange operations	1,325	1,283	3.3%
Compulsory deposits	4,428	5,484	(19.3%)
Total income from financial operations	93,821	99,878	(6.1%)

Income from financial operations decreased by 6.1% from R$99,878 million, for the year ended December 31, 2012, to R$93,821 million, for the year ended December 31, 2013, a decrease of R$6,057 million. This decrease is primarily due to the decrease in income from insurance, pension plan and capitalization, from loan operations, from compulsory deposits and from securities and derivative financial instruments.

Income from Loans, Leases, and Other Loan Operations, including sureties and endorsements

Income from loans, leases, and other credit operations decreased by 2.2% from R$60,164 million, for the year ended December 31, 2012, to R$58,839 million, for the year ended December 31, 2013, a decrease of R$1,325 million. This decrease was mainly due to the change in our loan portfolio mix, focused on lower risk products and clients, which resulted in lower spreads and default rates.

The table below shows the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and size of customer for companies.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Loans to individuals	168,968	150,697	12.1%
Credit card	54,234	40,614	33.5%
Personal loans	27,373	26,999	1.4%
Payroll loans	22,578	13,551	66.6%
Vehicles	40,319	51,220	(21.3%)
Mortgage loans(1)	24,209	18,047	34.1%
Rural loans(1)	254	266	(4.6%)
Loans to companies (1)	275,340	246,605	11.7%
Large companies	190,140	157,912	20.4%
Very small, small and middle market	85,200	88,693	(3.9%)
Latin America	39,088	29,293	33.4%
Total of loans, leases, and other credit operations (including sureties and endorsements)	483,397	426,595	13.3%
(1)
Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2013, the total real estate loan portfolio in Brazil totaled R$34,151 million and the total rural loan portfolio totaled R$7,268 million, compared to R$25,837 million and R$6.616 million, respectively, as of December 31, 2012.

The balance of loan operations, including endorsements and sureties, was R$483,397 million on December 31, 2013, an increase of 13.3% when compared to R$426,595 million on December 31, 2012, in line with the growth of the market for private banks. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. The portfolio of loans to individuals totaled R$168,968 million on December 31, 2013, an increase of 12.1% compared to December 31, 2012. The credit card and personal loan portfolios grew 33.5% and 1.4%, respectively, when compared to December 31, 2012. The payroll loan portfolio increased 66.6% in relation to December 31, 2012, mainly due to the payroll loans acquired from Banco BMG S.A., as we focused on lower risk portfolios. Vehicle financing decreased by 21.3% on December 31, 2013 compared to December 31, 2012, as a result of our stricter requirements for granting loans during this period, which have led to higher down payment requirements and shorter financing terms. Real estate loans to individuals increased by 34.1% on December 31, 2013, resulting from the favorable Brazilian environment for this particular line of credit. Loans to companies totaled R$275,340 million, an increase of 11.7% in relation to December 31, 2012, mainly influenced by the increase in loans to large companies. Loans to large companies totaled R$190,140 million on December 31, 2013, a growth of 20.4% as compared to December 31, 2012, mainly due to export/import financing and payroll loans acquired from other financial institutions. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

Our portfolio of loans under renegotiation, including extended, modified and deferred repayments, totaled R$12,880 million on December 31, 2013, representing 3.1% of our total loan portfolio. On December 31, 2013, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 51.9%, a 160 basis point increase, as compared to December 31, 2012. On December 31, 2013, the default rate in relation to renegotiated loans was 30.0%, a decrease of 360 basis points.

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments decreased by 1.8%, or R$465 million, from R$25,803 million for the year ended December 31, 2012, to R$25,337 million for the year ended December 31, 2013. This decrease in income from securities and derivative financial instruments reflects the lower gains from derivative financial instruments used to hedge the impact of exchange rate variations on our investments in subsidiaries abroad and a reduction in the SELIC rate.

Income from Insurance, Pension Plan and Capitalization

Income from insurance, pension plan and capitalization decreased by 45.5%, from R$7,144 million, for the year ended December 31, 2012, to R$3,893 million for the year ended December 31, 2013, a decrease of R$3,251 million. This was due to decreased revenue from pension plans, impacted by higher future interest rates that affected fixed income funds in the pension market.

Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$1,283 million, for the year ended December 31, 2013, to R$1,325 million for the year ended December 31, 2013. This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits decreased 19.3%, or R$1,056 million, from R$5,484 million, for the year ended December 31, 2012, to R$4,428 million for the year ended December 31, 2013. On December 31, 2013, we had compulsory deposits of R$77,010 million compared to R$63,701 million on December 31, 2012, of which R$71,877 million and R$57,253 million, respectively, were interest-earning. This decrease was primarily due the decrease in the average SELIC rate from 8.6%, during the year ended December 31, 2012 to 8.3%, during the year ended December 31, 2013.

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Money market	41,599	40,426	2.9%
Technical provisions for pension plan and capitalization	3,436	6,513	(47.2%)
Borrowing and onlending	3,666	2,443	50.1%
Total expenses on financial operations	48,702	49,382	(1.4%)

Expenses on financial operations decreased by 1.4%, from R$49,382 million for the year ended December 31, 2012 to R$48,702 million for the year ended December 31, 2013, a decrease of R$680 million, mainly due to the decrease in money market expenses as discussed below.

Money Market Expenses

Expenses on money market transactions increased by 2.9%, from R$40.426 million for the year ended December 31, 2012 to R$41,599 million for the year ended December 31, 2013, an increase of R$1,173 million. This increase was influenced by an increase in the balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies. This decrease was partially offset by the decrease in the average SELIC rate from 8.6%, in the year ended December 31, 2012, to 8.3%, in the year ended December 31, 2013.

Expenses on Technical Provisions for Insurance, Pension Plan and Capitalization

Expenses on technical provisions for insurance, pension plan and capitalization operations increased by 47.2%, from R$6,513 million for the year ended December 31, 2012 to R$3,436 million for the year ended December 31, 2013, a decrease of R$3,077 million, mainly due to a decrease in expenses on pension plans.

Expenses on Borrowings and Onlendings

Expenses on borrowings and onlendings increased 50.1%, or R$1,223 million, from R$2,443 million, for year ended December 31, 2012, to R$3,666 million, for the year ended December 31, 2013, mainly due to the impact of exchange rate variations on borrowings and onlendings denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Income from financial operations before loan losses increased by 10.6%, from R$50,496 million, for the year ended December 31, 2012, to R$45,119 million, for the year ended December 31, 2013, a decrease of R$5,337 million, mainly as a result of the factors described in the topics of “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Result of Allowance for Loan Losses

The result of allowance for loan losses decreased by 29.8% in relation to 2012, from R$19,362 million for the year ended December 31, 2012 to R$13,595 million for the year ended December 31, 2013, a drop of R$5,767 million. The following table describes the main components of the result of allowance for loan losses for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Expenses for allowance for loan losses	(18,655)	(24,025)	(22.4%)
Income from recovery of credit written off as loss	5,060	4,663	8.5%
Result of allowance for loan losses	(13,595)	(19,362)	(29.8%)

Expenses for Allowance for Loan Losses

Expenses relating to the allowance for loan losses decreased by 22.4%, from R$24,025 million for the year ended December 31, 2012 to R$18,665 million for the year ended December 31, 2013, a decrease of R$5,370 million. This decrease is mainly due to the adoption of a policy of stricter selectivity in origination, which gave rise to lower default levels. Our ninety-day non-performing loan ratio on December 31, 2013 was 3.7%, a 110 basis point decrease in relation to the same period of 2012.

On December 31, 2013, the balance of the allowance for loan losses totaled R$26,371 million. Of this total, R$21,154 million relates to the minimum level required by CMN Resolution No. 2,682 and R$5,271 million relates to the complementary provision. In the same period, the ratio between the allowance for loan losses and our loan portfolio reached 6.4%, a 120 basis point drop in relation to December 31, 2012.

Income from the Recovery of Credits Written Off as Losses

Income from the recovery of credits written off as losses amounted to R$5,060 million, for the year ended December 31, 2013, an increase of 8.5% compared to the same period of the previous year, when this income was R$4,663 million. Our improved collection efforts were the main reason for this increase.

Gross Income from Financial Operations

Gross income from financial operations increased 1.3%, from R$31,134 million for the year ended December 31, 2012 to R$31,525 million in the same period of 2013. The increase of R$391 million is due to the increase in the result of the allowance for loan and lease losses.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses), for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Banking service fees and income from bank charges	24,066	20,313	18.5%
Results from insurance, pension plans and capitalization	3,528	2,990	18.0%
Personnel expenses	(15,329)	(14,027)	9.3%
Other administrative expenses	(15,087)	(14,192)	6.3%
Tax expenses	(4,328)	(4,485)	(3.5%)
Equity in the earnings of affiliates and other investments	834	335	149.0%
Other operating revenue	957	278	244.2%
Other operating expenses	(6,409)	(6,058)	5.8%
Total other operating revenue (expenses)	(11,769)	(14,845)	(20.7%)

Banking Service Fees and Income from Banking Charges

Banking service fees and income from banking charges increased by 18.5%, from R$20,313 million for the year ended December 31, 2012 to R$24,066 million for the year ended December 31, 2013, an increase of R$3,753 million.

Banking service fees increased 16.0%, from R$14,488 million for the year ended December 31, 2012 to R$16,811 million for the year ended December 31, 2013, an increase of R$2,323 million. This increase was mainly due to the increase of R$1,445 million, or 23.5%, in income from credit cards when compared to December 31, 2012. Asset management revenues also increased 15.9%, or R$491 million, compared to December 31, 2012, mainly due to the 7.7% increase in revenues from consortia management, from R$ 218 million, for the year ended December 31, 2012, to R$ 410 million, for the year ended December 31, 2013.

Income from banking charges increased 24.5%, from R$5,825 million for the year ended December 31, 2012, to R$7,255 million for the year ended December 31, 2013, an increase of R$375 million, mainly influenced by the increase of R$819 million, or 35.0%, in income from checking account services, due to the greater volume of transactions and sales of new service packages, and by the increase of R$427 million in revenues from annual credit card fees.

Result from Insurance, Pension Plan and Capitalization Operations

Results from insurance, pension plans and capitalization operations increased 18.0%, from R$2,990 million for the year ended December 31, 2012 to R$3,528 million for the year ended December 31, 2013, an increase of R$538 million, mainly influenced by lower expenses from changes in technical provisions in the period.

Personnel Expenses

Our personnel expenses increased 9.3%, from R$14,027 million for the year ended December 31, 2012 to R$15,329 million for the year ended December 31, 2013, an increase of R$1,302 million. The increase in personnel expenses was mainly due to the impact of the labor union agreements reached in October 2012 and 2013, which adjusted by 7.5% and 8.0%, respectively, the compensation, social benefits and charges, with a provision for the related impacts as from September each year.

Other Administrative Expenses

Administrative expenses increased 6.3%, from R$14,192 million for the year ended December 31, 2012 to R$15,087 million for the same period of 2013, an increase of R$895 million. This increase in other administrative expenses was mainly due to increased expenses on advertising, promotions and publications and expenses related to higher operating activity, especially those related to data processing and telecommunication. Additionally, our depreciation and amortization expenses increased 13.7% in relation to the previous year, mainly due to higher expenses on software amortization.

Tax Expenses

Our tax expenses decreased 3.5%, from R$4,485 million for the year ended December 31, 2012 to R$4,328 million in 2013, a decrease of R$157 million. The decrease is mainly due to the effect from the results of the hedge of our investments in subsidiaries abroad using foreign-currency denominated liabilities or derivative instruments which are deductible for the purpose of Brazilian taxes.

Equity in the Earnings of Affiliates and Other Investments

Our equity in the earnings of affiliates and other investments increased 149.0%, from R$335 million for the year ended December 31, 2012 to R$834 million in 2013, an increase of R$499 million, mainly due to the higher results from the interest in Porto Seguro Itaú Unibanco Participações S.A. and to the effect of the appraisal of the investment by the Brazilian Reinsurance Institute (“Instituto de Resseguros do Brasil – IRB”) under the equity method as from the fourth quarter of 2013, considering the evaluation of significant influence after the completion of the privatization process. For further information, see Note 16 (a) to the annual consolidated financial statements.

Other Operating Revenues

Other operating revenues increased 244.2%, from R$278 million for the year ended December 31, 2012 to R$957 million in 2013, an increase of R$678 million.

Other Operating Expenses

Other operating expenses increased 5.8%, from R$6,058 million for the year ended December 31, 2012 to R$6,409 million in 2013, an increase of R$351 million, mainly due to the increase in the provision for tax and social security contingencies.

Operating Income

Our operating income increased 21.3%, from R$16,289 million for the year ended December 31, 2012 to R$19,756 million in 2013, an increase of R$3,467 million.

Non-Operating Income

Our non-operating income decreased 97% in relation to the previous year, from R$1,242 million for the year ended December 31, 2012 to R$37 million in 2013, a decrease of R$1,205 million. In 2012, we recorded the income from the sale of our interest in Serasa S.A. in the amount of R$1,542 million.

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing increased 12.9% for the year ended December 31, 2012, from R$17,531 million to R$19,793 million for the year ended December 31, 2013, an increase of R$2,262 million.

Income Tax and Social Contribution Expenses

The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Income before income tax and social contribution	19,793	17,531	12.9%
Charges (income tax and social contribution) at the rates in effect	(7,917)	(7,012)	12.9%
Increase/decrease to income tax and social contribution charges arising from:	4,215	3,788	11.3%
(Additions) exclusions
Foreign exchange variation on investments abroad	1,375	617	122.9%
Interest on capital	1,619	1,789	(9.5%)
Dividends, interest on external debt bonds and tax incentives	170	188	(9.6%)
Prior period increases (reversal)	-	738	(100.0%)
Other	1,050	456	130.3%
Total income tax and social contribution expense	(3,702)	(3,224)	14.8%

Income tax and social contributions increased 14.8%, totaling R$3,702 million for the year ended December 31, 2013, when compared to an expense of R$3,224 million in 2012. The increase in income tax and social contributions is in line with the increase in income tax and social contributions before taxes.

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in our subsidiaries abroad using foreign currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes. In the year ended December 31, 2013, the depreciation of the Brazilian real against the foreign currencies in which our subsidiaries operate generated losses that were not deductible for tax purposes. The depreciation of the Brazilian real generated taxable gains on derivative instruments used as economic hedges, and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

The profit sharing of members of our management increased 62.8%, from R$159 million for the year ended December 31, 2012 to R$259 million in 2013, an increase of R$100 million.

Minority Interests in Subsidiaries

Results from minority interest in subsidiaries decreased from an expense of R$554 million for the year ended December 31, 2012, to an expense of R$136 million for the year ended December 31, 2013, a decrease of 75.4%, or R$418 million, mainly due to the acquisition of our interest in Redecard S.A. For further information, see Note 16(e) to the annual consolidated financial statements.

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Highlights

For the year ended December 31, 2012, consolidated net income amounted to R$13,594 million with annualized return on average equity of 18.4%. On December 31, 2012, consolidated assets totaled R$1,014,425 million and consolidated stockholders’ equity was R$74,220 million, compared to R$851,332 million and R$71,347 million, respectively, on December 31, 2011. On December 31, 2012, our solvency ratio on a fully consolidated basis was 16.7%.

The balance of loan operations, including endorsements and sureties, was R$426,595 million on December 31, 2012, an increase of 7.5% when compared to December 31, 2011. The balance of loan operations, including endorsements and sureties, grew at a slower pace in 2012 compared to 2011. On December 31, 2012, loans to individuals grew 1, 1%, whereas loans to companies increased 8.5%, when compared to December 31, 2011. For loans to individuals, the highlights were real estate loans and payroll loans, with increases of 34.2% and 34.1% when compared to the year ended December 31, 2011, respectively, mainly due to the association favorable environment in Brazil for real estate loans and payroll loans acquired from Banco BMG S.A., as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 15.2% in 2012, in relation to December 31, 2011, and this growth was partially offset by a 1.6% decrease in the very small, small and medium sized companies’ portfolio. In 2012, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 41.7% compared to December 31, 2011. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2012.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) increased 34.2% in the year ended December 31, 2012, when compared to the year ended December 31, 2011. This increase is primarily due to an increase in default rates, especially on vehicle loans and personal loans, which follow the general trends observed in the Brazilian financial market. In addition, this increase reflects the expected loss model adopted in our credit risk management which anticipates the provision for losses for scenarios of expected growth in default rates. The default rate (loan operations overdue for more than 90 days) was 4.8% on December 31, 2012, representing a ten basis point decrease when compared to December 31, 2011. In the fourth quarter of 2012, we assigned to our affiliate companies a R$480 million portfolio of vehicle loans overdue for more than 360 days. Excluding the impact of these assignment transactions, the 90 day non-performing loan ratio as at December 31, 2012 would have been 4.9%. As from 2013, our intention is to continue to assign assets with these characteristics.

The 90-day coverage ratio (defined as the total allowance for loan losses as a percentage of loans in our portfolio, which are overdue for 90 days or more) was 158%, on December 31, 2012 compared to a 90-day coverage ratio of 153% on December 31, 2011. When the default rate decreases, an increase in the coverage ratio is expected. The allowances for loan losses are reversed only when there is a strong indication of the recovery of overdue loans, increasing the coverage ratio. During the year ended December 31, 2012, we made up a provision of R$5,058 million to supplement the minimum level of allowance for loan losses required by CMN Resolution No. 2,682. The portfolio of renegotiated loans (including extended, modified and deferred repayments) amounted to R$14,519 million, as at December 31, 2012, representing 4.0% of our total loan portfolio, an increase of 60 basis points, compared to December 31, 2011, mainly due to an increase in the amount of renegotiated collateralized loans (mainly vehicle loans).

Net Income

The table below shows the major components of net income, for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Income from financial operations	99,878	101,366	(1.5)%
Expenses on financial operations	(49,382)	(54,143)	(8.8)%
Income from financial operations before loan losses	50,496	47,224	6.9%
Results of loan losses	(19,362)	(14,424)	34.2%
Gross income from financial operations	31,134	32,800	(5.1)%
Other operating revenue (expenses	(14,845)	(14,545)	2.1%
Operating income	16,289	18,255	(10.8)%
Non-operating income	1,242	191	n.m.
Income before taxes on income and profit sharing	17,531	18,445	(5.0)%
Income tax and social contribution expenses	(3,224)	(2,855)	12.9%
Profit sharing	(159)	(192)	(17.2)%
Minority interests in subsidiaries	(554)	(777)	(28.7)%
Net income	13,594	14,621	(7.0)%

For the year ended December 31, 2012, our net income was influenced by the realization of assets of R$836 million, mainly due to the sale of our investment in Serasa, the deferred tax assets recorded in connection with the increase in the social contribution tax rate (an after-tax gain of R$351 million), provisions for contingencies resulting from changes to the criteria for provision (an after-tax expense of R$873 million), the adjustment to our investment in Banco BPI in order to reflect its market value based on the share price until their sale on April 20, 2012 (an after-tax expense of R$305 million), changes in the calculation methodology for the allowance for loan losses (an after-tax expense of R$229 million), credit card reward programs (an after tax expense of R$185 million) and other non-operational items (an after- tax expense of R$43 million). Please refer to Note 22(k) to our consolidated financial statements.

Income from Financial Operations

The table below shows the major components of our income from financial operations, for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	60,164	59,103	1.8%
Securities and derivative financial instruments	25,803	26,061	(1.0)%
Insurance, pension plan and capitalization	7,144	5,930	20.5%
Foreign Exchange operations	1,283	914	40.4%
Compulsory deposits	5,484	9,359	(41.4)%
Total income from financial operations	99,878	101,366	(1.5)%

Income from financial operations decreased by 1.5% from R$101,366 million, for the year ended December 31, 2011, to R$99,878 million, for the year ended December 31, 2012, a decrease of R$1,488 million. This decrease is primarily due to the decrease in income from compulsory deposits, partially offset by increases in income from insurance, pension plan and capitalization and from loans, leases, and other credit operations.

Income from Loans, Leases, and Other Loan Operations, including sureties and endorsements

Income from loans, leases, and other credit operations increased by 1.8% from R$59,103 million, for the year ended December 31, 2011, to R$60,164 million, for the year ended December 31, 2012, an increase of R$1,061 million. This increase was mainly due to an increase in the volume of loans and lease transactions; in particular, loans to large companies, mortgages, personal loans, and credit cards, as well as a significant increase in the volume of loans and leases denominated in or indexed to foreign currencies. This increase was offset by the higher growth in the loan portfolios of lower risk transactions and spreads lower than those with higher risk and spreads.

The table below shows the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and size of customer for companies.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Loans to individuals	150,697	149,125	1.1%
Credit cards	40,614	38,961	4.2%
Personal loans	26,999	26,227	2.9%
Payroll loan	13,551	10,107	34.1%
Vehicles	51,220	60,093	(14.8%)
Mortgage loans(1)	18,047	13,450	34.2%
Rural loans(1)	266	287	(7.3%)
Loans to companies(1)	246,605	227,209	8.5%
Large companies	157,912	137,119	15.2%
Very small, small and middle market	88,693	90,090	(1.6%)
Latin America	29,293	20,678	41.7%
Total loans, leases and other credit operations (including sureties and endorsements)	426,595	397,012	7.5%

(1)
Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2012, the total real estate loan portfolio in Brazil totaled R$25,837 million and the total rural loan portfolio totaled R$6,616 million, compared to R$19,550 million and R$5,939 million, respectively, as of December 31, 2011.

The balance of loan operations, including endorsements and sureties, was R$426,595 million on December 31, 2012, an increase of 7.5% when compared to R$397,012 million on December 31, 2011, in line with the growth of the market for private banks. The portfolio of loans to individuals totaled R$150,697 million on December 31, 2012, an increase of 1.1% compared to December 31, 2011. The credit card and personal loan portfolios s grew 4.2% and 2.9%, respectively, when compared to December 31, 2011. The payroll loan portfolio increased 34.1% in relation to December 31, 2011, mainly due to the payroll loans acquired from Banco BMG S.A. Vehicle financing decreased by 14.8% on December 31, 2012 compared to December 31, 2011, as a result of our stricter requirements for granting loans during this period, which have led to higher down payment requirements and shorter financing terms. Real estate loans to individuals increased by 34.2% on December 31, 2012, resulting from the favorable Brazilian environment for this particular line of credit. Loans to companies totaled R$246.605 million, an increase of 8.5% in relation to December 31, 2011, mainly influenced by the increase in loans to large companies. Total loans to companies was R$157,912 million on December 31, 2012, an increase of 15.2% when compared to December 31, 2011. In 2012, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 41.7% compared to December 31, 2011. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2012.

Our portfolio of loans under renegotiation, including extended, modified and deferred repayments, totaled R$14,519 million on December 31, 2012, representing 4.0% of our total loan portfolio. On December 31, 2012, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.3%, a 530 basis point increase, as compared to December 31, 2011. On December 31, 2013, the default rate in relation to renegotiated loans was 33.6%, a decrease of 360 basis points compared to December 31, 2011.

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments decreased by 1.0%, or R$258 million, from R$26,061 million for the year ended December 31, 2011, to R$25,803 million for the year ended December 31, 2012. This decrease in income from securities and derivative financial instruments reflects the lower gains from derivative financial instruments used to hedge the impact of exchange rate variations on our investments in subsidiaries abroad and a reduction in the SELIC rate.

Result from Insurance, Pension Plan and Capitalization Operations

Income from insurance, pension plan and capitalization increased by 20.5%, from R$5,930 million, for the year ended December 31, 2011, to R$7,144 million for the year ended December 31, 2012 (an increase of R$1,214 million). This was mainly due to increased revenue from pension plans, related to an increase in volume of 28.1%, or R$17,881 million, from R$63,605 million for the year ended December 31, 2011, to R$81,486 million for the year ended December 31, 2012.

Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$914 million, for the year ended December 31, 2011, to R$1,283 million for the year ended December 31, 2012. This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits decreased by 41.4%, or R$3,875 million, from R$9,359 million for the year ended December 31, 2011 to R$5,484 million for the year ended December 31, 2012. As at December 31, 2012, we had compulsory deposits of R$63,701 million compared to R$98,053 million as at December 31, 2011, of which R$57,253 million and R$90,869 million, respectively, were interest-earning. This decrease was primarily due to a change in the criteria for returns on compulsory deposits enacted by Circulars No. 3,569 and 3,576 which allowed part of the funds to be used for vehicle loan operations instead of compulsory deposits. Furthermore, the decrease in the average SELIC rate from 11.6%, in the year ended December 31, 2011 to 8.5%, in the year ended December 31, 20 12 contributed to this decrease in income from compulsory deposits.

Expenses on Financial Operations

The following table descibes the main components of our expenses on finanical operations in 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Money market	40,426	46,285	(12.7)%
Technical provisions for pension plan and capitalization	6,513	5,239	24.3%
Borrowing and on lending	2,443	2,618	(6.7)%
Total expenses on financial operations	49,382	54,143	(8.8)%

Expenses on financial operations decreased by 8.8%, from R$54,143 million for the year ended December 31, 2011 to R$49,382 million for the year ended December 31, 2012, a decrease of R$4,760 million, mainly due to the decrease in money market expenses as discussed below.

Money Market Expenses

Expenses on from money market transactions decreased by 12.7%, from R$46,285 million for the year ended December 31, 2011 to R$40,426 million for the year ended December 31, 2012, a decrease of R$5,859 million. This decrease was mainly due to the decrease in the SELIC rate, from an average rate of 11.8% during the year ended December 31, 2011 to 8.6% during the year ended December 31, 2012. This decrease was partially offset by a slight increase in the balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies.

Financial Expenses on Technical Provisions for Insurance, Pension Plan and Capitalization

Expenses on technical provisions for insurance, pension plan and capitalization operations increased by 24.3%, from R$5,239 million for the year ended December 31, 2011 to R$6,513 million for the year ended December 31, 2012, an increase of R$1,274 million, mainly due to an increase of 28.1% in the volume of pension plans managed by us, from R$63,296 million as at December 31, 2011 to R$81,198 million as at December 31, 2012, due to a favorable economic environment for pension plans in Brazil

Expenses on Borrowings and Onlendings

Expenses on borrowings and onlendings decreased 6.7%, or R$175 million, from R$2,618 million, for year ended December 31, 2011, to R$2,443 million, for the year ended December 31, 2012, mainly due to the impact of exchange rate variations on borrowings and onlendings denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Income from financial operations before loan losses increased by 6.9%, from R$47,224 million for the year ended December 31, 2011 to R$50,496 million, for the year ended December 31, 2012, an increase of R$3,272 million, mainly as a result of the factors described in the topics of “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Result of Allowance for Loan Losses

Result of allowance for loan losses increased by 34.2%, from R$14,424 million for the year ended December 31, 2011 to R$19,362 million for the year ended December 31, 2012, an increase of R$4,938 million. The following table describes the main components of the result of allowance for loan losses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Expenses for allowance for loan losses	(24,025)	(19,912)	20.7%
Income from recovery of credits written off as loss	4,663	5,488	(15.0)%
Results of allowance for loan losses	(19,362)	(14,424)	34.2%

Expenses for Allowance for Loan Losses

Expenses relating to the allowance for loan losses increased by 20.7%, from R$19,912 million for the year ended December 31, 2011 to R$24,025 million for the year ended December 31, 2012, an increase of R$4,113 million. This was due to an increase in default levels in our vehicle and consumer credit portfolios and this increase also reflects the expected loss model adopted for our credit risk management, which anticipates the provision for losses in scenarios of expected growth in non-performance rates levels in addition to the minimum levels of allowances for loan losses required by Resolution No. 2,682. The default rate (loan operations overdue for more than 90 days) was 4.8% on December 31, 2012, representing a ten basis point decrease when compared to December 31, 2011. Furthermore, this increase is also due to the 7.5% increase in the total balance of our loans, lease and other credit operations, including endorsements and sureties, during the period.

On December 31, 2012, the balance of the allowance for loan losses totaled R$27.745 million. Of this total, R$22.687 million relates to the minimum level required by CMN Resolution No. 2,682 and R$5,058 million relates to the complementary provision.

On December 31, 2012, the balance of the allowance for loan losses in relation to our loan portfolio was 7.6%, as compared to 7.5% on December 31, 2011.

Income from the Recovery of Credits Written Off as Losses

Income from the recovery of credits written off as losses decreased by 15.0%, from R$5,488 million, for the year ended December 31, 2011 to R$4,663 million for the year ended December 31, 2012, a decrease of R$825 million. This decrease was primarily due to a change in the first quarter of 2012 in the criteria for accounting for discounts granted in the renegotiation of credits that had already been written off as losses, which previously reduced the income from financial operations (affecting loans, leases and other credit operations) and are now reflected in income from the recovery of credits written off as losses. This change in criteria would have reduced income from the recovery of credits written off as losses by R$609 million, for the year ended December 31, 2011, if it had been implemented in 2011, and the income from the recovery of credits written off as losses would have decreased by 4.4%, in 2012.

Gross Income from Financial Operations

Gross income from financial operations decreased by 5.1% from R$32,800 million for the year ended December 31, 2011 to R$31,134 million for the year ended December 31, 2012, a decrease of R$1,666 million.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses), for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Banking service fees and income from bank charges	20,313	19,048	6.6%
Results from insurance, pension plans and capitalization operations	2,990	2,714	10.2%
Personnel expenses	(14,027)	(13,356)	5.0%
Other administrative expenses	(14,192)	(14,100)	0.7%
Tax expenses	(4,485)	(4,092)	9.6%
Equity in the earnings of affiliates and other investments	335	40	737.5%
Other operating revenue	278	393	(29.3)%
Other operating expenses	(6,058)	(5,192)	16.7%
Total other operating revenue (expenses)	(14,845)	(14,545)	2.1%

Banking Service Fees and Income from Banking Charges

Banking service fees and income from banking charges increased by 6.6% from R$19,048 million for the year ended December 31, 2011 to R$20,313 million for the year ended December 31, 2012, an increase of R$1,265 million.

Banking service fees increased 4.1%, from R$13,912 million for the year ended December 31, 2011 to R$14,488 million for the year ended December 31, 2012, an increase of R$576 million. This increase was mainly due to increased revenue from management fees from assets under management, which increased by R$476 million (or 18.2%) from R$2,608 million for the year ended December 31, 2011, to R$3,084 million for the year ended December 31, 2012, mainly due to the 25.0% increase in the volume of assets under management, which increased from R$449,693 million as at December 31, 2011 to R$561,958 million as at December 31, 2012. We also saw an increase of 8.4%, or R$120 million, in other banking service fees, primarily due to higher revenue from the investment banking unit, mainly relating to economic and financial advisory activities. In addition, income from collection services increased by 8.0%, from R$1,333 million for the year ended December 31, 2011, to R$1,440 million for the year ended December 31, 2012, an increase of R$107 million. This was due to an increase in operational activity. The growing volume of our transactions with clients was partially offset by recent reductions in some of our banking service fees.

Income from bank charges increased by 13.4%, from R$5,135 million for the year ended December 31, 2011 to R$5,825 million for the year ended December 31, 2012, an increase of R$690 million, principally due to an increase in income from credit cards of R$429 million or 30.9%, from R$1,386 million for the year ended December 31, 2011 to R$1,814 million for the year ended December 31, 2012. The increase was also related to an increase of 53.7%, or R$817 million, in income from checking account services, mainly due to the greater volume of transactions and sales of new service packages. These increases were partially offset by the suspension in the collection of charges on contract amendments and the decrease in vehicle financing and leasing transactions.

Result from Insurance, Pension Plan and Capitalization Operations

Results from insurance, pension plans and capitalization operations increased by 10.2%, from R$2,714 million for the year ended December 31, 2011 to R$2,990 million for the year ended December 31, 2012, an increase of R$276 million. The increase in our results from insurance, pension plan and capitalization operations was mainly affected by the increases in premiums and contributions, together with increases in the volume of sales of insurance products.

Personnel Expenses

Personnel expenses increased by 5.0%, from R$13,356 million for the year ended December 31, 2011, to R$14,027 million for the year ended December 31, 2012, an increase of R$671 million. This increase in personnel expenses was mainly a result of the increase in expenses related to employee terminations and labor claims in connection with the restructuring process. This increase was also due to the collective bargaining agreements reached in September 2011, which increased both compensation and benefits by 9.0% for all employees, and in September 2012, which further increased compensation by 7.5% and benefits by 8.5%. The number of employees decreased by 7.8% from 104,542 employees at December 31, 2011 to a total of 96,977 employees as at December 31, 2012, mainly due to restructuring initiatives in our consumer business unit, which were intended to integrate systems and processes into a single platform, in order to capture synergies across our consumer operations and in connection with a strategic review of certain businesses (as part of this review, certain positions within our consumer business were transferred to our retail partners) and, to a lesser extent, due to the sale of Orbitall, which reduced the number of our employees by 1,231.

Other Administrative Expenses

Other administrative expenses increased by 0.7%, from R$14,100 million for the year ended December 31, 2011 to R$14,192 million for the year ended December 31, 2012, an increase of R$92 million. This increase in other administrative expenses was mainly due to inflation, which affected most contracts and costs such as those related to public services and other needed for the organic growth of our operations. We also recorded increased expenses related to higher operating activity, especially regarding related to data processing and communications, services from third parties, including marketing, advisory and consulting services, and financial systems services.

Tax Expenses

Tax expenses increased by 9.6%, from R$4,092 million, for the year ended December 31, 2011, to R$4,485 million, for the year ended December 31, 2012, an increase of R$393 million. This increase in tax expenses was mainly due to increased operating activity.

Equity in Earnings of Affiliates and Other Investments

Equity in earnings of affiliates and other investments increased to a gain of R$335 million, for the year ended December 31, 2012, as compared to a gain of R$40 million, for the year ended December 31, 2011, mainly due to the adjustment to our investment in Banco BPI in order to reflect its market value based on its share price before the sale to La Caixa Group on April 20, 2012.

Other Operating Revenues

Other operating revenues decreased by 29.3% from R$393 million, for year ended December 31, 2011 to R$278 million, for the year ended December 31, 2012, a decrease of R$115 million, mainly related to the reversal of operating provisions amounting to R$92 million in the year ended December 31, 2011.

Other Operating Expenses

Other operating expenses increased by 16.7% from R$5,192 million for year ended December 31, 2011, to R$6,058 million for the year ended December 31, 2012, an increase of R$866 million mainly due to changes in 2012 to the criteria in the model for provisions increasing provisions for contingencies related to lawsuits primarily in connection with economic plans, and tax, pension plan and civil lawsuits.

Operating Income

Operating income decreased by 10.8%, from R$18,255 million for the year ended December 31, 2011 to R$16,289 million for the year ended December 31, 2012, a decrease of R$1,966 million.

Non-Operating Income

Non-operating income increased from R$191 million for the year ended December 31, 2011 to R$1,242 million for the year ended December 31, 2012, primarily as a result of the sale of our investment in Serasa S.A. for the amount of R$1,542 million, which was partially offset by expenses incurred in connection with the sale of our investment in Banco BPI to La Caixa Group and the loss of revenue due to the sale of Orbitall.

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing decreased by 5.0% for the year ended December 31, 2011, from R$18,445 million to R$17,531 million for the year ended December 31, 2012, a decrease of R$914 million.

Income Tax and Social Contribution Expenses

The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Income before income tax and social contribution	17,531	18,445	(5.0)%
Charges (income tax and social contribution) at the rates in effect	(7,012)	(7,378)	(5.0)%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	3,788	4,523	(16.2)%
Foreign exchange variation on investments abroad	617	1,097	(43.8)%
Interest on capital	1,789	1,662	7.6%
Dividends, interest on external debt bonds and tax incentives	188	280	(32.7)%
Prior period increases (reversal)	738	392	88.3%
Other	456	1,092	(58.2)%
Total income tax and social contribution expense	(3,224)	(2,855)	12.9%

Income tax and social contributions increased by 12.9%, from an expense of R$2,855 million for year ended December 31, 2011 to an expense of R$3,224 million for the year ended December 31, 2012. The main factor that contributed to this increase was the foreign exchange variations discussed above. In 2012, the Brazilian real depreciated 8.9% in relation to the U.S. dollar.

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead constitute permanent differences. From an economic perspective, we hedge our investments in our subsidiaries abroad using foreign currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes. During the year ended December 31, 2012, the depreciation of the Brazilian real against the foreign currencies in which our subsidiaries operate generated gains that were not recognized for tax purposes. The depreciation of the Brazilian real generated taxable losses on derivatives instruments used as economic hedges, and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

The profit sharing of members of our management decreased by 17.2%, from R$192 million for the year ended December 31, 2011 to R$159 million for the year ended December 31, 2012, a decrease of R$33 million.

Minority Interests in Subsidiaries

Results from minority interest in subsidiaries decreased from an expense of R$777 million for the year ended December 31, 2011, to an expense of R$554 million for the year ended December 31, 2012, a decrease of R$223 million, mainly due to our acquisition of shares from the minority shareholders of Redecard S.A. (Redecard). For further information, see Note 16(e) to the consolidated financial statements.

10.2 – Directors should comment on:

b)	Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services
c)	Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses

There were no significant variations in income attributable to changes in the prices of our main inputs and products, exchange rates and inflation in the reporting periods (2013, 2012 and 2011).

The market risk represents the possibility of incurring losses arising from fluctuations in the market value of the positions held by a financial institution, including the risk of transactions subject to variations in foreign exchange rates, interest rates, and share and commodity prices, among other indexes on these risk factors.

The structural gap, composed of commercial transactions and respective financial instruments, has been historically steady and with minor fluctuations, because it mainly represents the assets and liabilities of retail transactions and derivatives used as hedges against market risk arising from these operations.

The Value at Risk (VaR) of the consolidated maintained its lower levels over 2013, compared to the previous year. On December 31, 2013, our Average Global was R$224.5 million compared to R$289.7 million on December 31, 2012. In the period, we maintained our conservative management and diversified portfolio, and operated within reduced limits in relation to the bank’s capital.

Additionally, we adopt a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to prevent impacts on consolidated results from fluctuations in foreign exchange rate parities. The Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order to hedge net income from foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets, the overhedge.

Our strategy to hedge investments abroad also considers the impact of all related tax effects: on those related to the non-taxation or deductibility of the foreign exchange variations in the respective moments of appreciation or devaluation, respectively, of the Brazilian real in relation to foreign currencies, or on those arising from the derivative financial instruments used.

In periods when variations between the Brazilian real and foreign currencies are considerable, there is a significant impact on several financial income and expenses.

The Financial Margin with the Market (arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic markets, as well as the marking to market of financial assets) totaled R$1,944 million in 2013, R$3,810 million in 2012, and R$3,820 million in 2011. The decrease of R$1,866 million in the financial margin with the market in 2013, in relation to 2012, was impacted by the lower result of fixed-rate positions In 2012, we noted a decrease of R$10 million in relation to 2011.

In compliance with CVM Regulatory Instruction No. 475, we carried out a sensitivity analysis for market risk factors which were considered relevant. The highest resulting losses, per risk factor, in each of the scenarios, were presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios.

Market risk is measured considering the portfolio separation between the trading and banking portfolios, according to the general criteria established by the Basel Accord and subsequent amendments.

The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure, and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we would point out that the results presented will not necessarily translate into accounting results, because the study’s sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, which are held with the intention of trading.

R$ million
Banking portfolio	Exposure	31/12/2013 (*)			31/12/2012 (*)
Risk Factors	Risk of Variation in:	Scenarios			Scenarios
		I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian Real	(0)	(10)	(19)	(1)	(28)	(56)
Foreign exchange coupons	Rates of currency coupons	0	(3)	(6)	(0)	(3)	(6)
Foreign currencies	Exchange variations	4	(100)	(200)	(0)	(10)	(20)
Price indices	Rates of price index coupons	(1)	(19)	(36)	(1)	(13)	(25)
Reference rate	Rate of TR coupons	0	(0)	(0)	0	(9)	(18)
Shares	Share price	4	(90)	(180)	4	(112)	(225)
	Total without correlation	7	(221)	(442)	3	(175)	(350)
	Total with correlation	6	(213)	(426)	2	(123)	(245)
(*) Amounts net of tax effects.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

R$ million
Trading and banking portfolio	Exposure	31/12/2013 (*)			31/12/2012 (*)
Risk Factors	Risk of Variation in:	Scenarios			Scenarios
		I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian Real	(2)	(52)	(105)	(4)	(95)	(190)
Foreign exchange coupons	Rates of currency coupons	0	(9)	(19)	(1)	(37)	(72)
Foreign currencies	Exchange variations	3	(80)	(159)	4	(105)	(211)
Price indices	Rates of price index coupons	(4)	(104)	(204)	(3)	(66)	(128)
Reference rate	Rate of TR coupons	0	(6)	(13)	(5)	(126)	(246)
Shares	Share price	3	(72)	(143)	7	(166)	(332)
	Total without correlation	0	(323)	(642)	(2)	(595)	(1,178)
	Total with correlation	0	(312)	(619)	(2)	(416)	(824)
(*) Amounts net of tax

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

Scenario II: Shocks at 25 base points in interest rates and associated indexes, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50 base points in interest rates and associated indexes, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. As at December 31, 2013, the net foreign exchange position, including investments abroad, was a liability totaling US$7,231 million. We point out that the policy of gap management that we have adopted takes into consideration the tax effects of this position. As the results of foreign exchange variations on investments abroad are not taxed, we have set up a hedge (liability positions in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total results from foreign exchange variations, net of tax effects, is practically null and, therefore, consistent with the strategy of low risk exposure that we adopted.

R$ million stated) (except when differently
	December 31, 2013 Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Cash and cash equivalents	16,576	8,960	6,861	2,099	8,736
Interbank investments	159,653	139,314	139,314	0	20,995

Securities	297,334	260,863	258,323	2,539	68,438
Loan and lease operations	385,864	305,758	292,174	13,584	98,007
Operations with credit granting characteristics	412,235	330,448	316,865	13,584	99,688
(Allowance for loan losses)	(26,371)	(24,690)	(24,690)	0	(1,681)
Other assets	228,704	197,572	181,084	16,488	57,406
Foreign exchange portfolio	46,049	23,903	9,764	14,139	48,094
Other	182,656	173,669	171,320	2,349	9,312
Permanent assets	17,591	45,601	16,666	28,935	905

Total assets	1,105,721	958,067	894,422	63,645	254,486

Derivatives - long position				74,949
Total assets (a)				138,594

	December 31, 2013
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Deposits	274,383	192,182	191,899	283	84,640
Deposits received under securities repurchase	292,179	276,588	276,588	-	15,591
Funds from acceptance and issue of securities	46,256	61,748	31,210	30,538	14,218
Borrowing and onlending	76,653	63,233	42,704	20,530	31,977
Interbank and interbranch accounts	5,117	4,910	2,744	2,167	207
Derivative financial instruments	11,420	8,797	8,797	-	3,537
Other liabilities	213,598	165,613	150,870	14,743	74,262
Foreign exchange portfolio	46,308	24,211	9,857	14,355	48,045
Other	167,290	141,401	141,013	388	26,218
Technical provisions for insurance, pension plan
and capitalization	102,060	102,016	99,878	2,138	43
Deferred income	1,125	975	543	432	150
Minority interests in subsidiaries	1,903	979	979	-	925
Stockholders’ equity of parent company	81,024	81,024	81,024	-	28,935
Capital and reserves	65,329	65,329	65,329	-	26,875
Income for the period	15,696	15,696	15,696	-	2,060
Total liabilities	1,105,721	958,067	887,236	70,831	254,486
Derivatives - short position				84,704
Total liabilities and stockholders’ equity after adjustments(b)				155,535
Net foreign exchange position - Itaú Unibanco (c = a - b)				(16,942)
Net foreign exchange position - Itaú Unibanco (c) in US$				(7,231)

10.3. Directors should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

As from the first quarter of 2013, the presentation of our segments was changed so that it is more aligned to the monitoring of the evolution of results. There have also been changes in nomenclature, in order to adapt it to our current structure: Commercial Banking - Retail, Consumer Credit - Retail, Wholesale Banking and Activities with the Market + Corporation. The results of the middle market companies, previously allocated in the former Commercial Banking segment, are now reported in the Wholesale Banking segment (former segment Itaú BBA).

The current operating segments of Itaú Unibanco are described below:

✓
Commercial Banking – Retail: the result of the Commercial Banking – Retail segment arises from the offer of banking products and services to a diversified client base of individuals and companies. The segment includes retail clients, high net worth clients, Private Banking clients and the companies segment (small and medium businesses)

✓
Consumer Credit – Retail: the result of this segment arises from financial products and services offered to non-account holders. This segment comprises vehicle financing provided by units other than the branch network, offering of credit cards and offering of credits to the low income population.

✓
Wholesale Banking: the result of the Wholesale Banking segment arises from the products and services offered to medium businesses and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and the performance in investment banking.

✓
Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

b) incorporation, acquisition or disposal of ownership interest

Subsequent events

Merger of Banco Itaú Chile with CorpBanca

On January 29, 2014 we entered into an agreement with CorpBanca and its controlling shareholders, establishing the terms and conditions for the merger of the operations of Banco Itaú Chile and CorpBanca in Chile and Colombia. The agreement represents an important step in our internationalization process and for our strategy of becoming the leading bank in Latin America. As a result of the merger, we expect to be the fourth largest bank in Chile and the fifth largest bank in Colombia in terms of outstanding loans.

The transaction contemplates a capital contribution by us in the amount of US$652 million and the execution of a shareholders’ agreement between ourselves and CorpBanca’s controlling shareholders, pursuant to which we and CorpBanca’s controlling shareholders will have the right to nominate members of the board of directors of Itaú CorpBanca, the new entity resulting from this merger, in accordance with our respective ownership interests (33.58% and 32.92% of Itaú CorpBanca’s share capital, respectively). Together, we and CorpBanca controlling shareholders will have the power to elect the majority of the members of the board of directors of Itaú CorpBanca, the majority of which we will nominate. In addition, except for certain strategic matters subject to our and CorpBanca’s controlling shareholders joint approval, CorpBanca’s controlling shareholders will always vote in accordance with our decisions.

Itaú CorpBanca, controlled by Itaú Unibanco, will provide its clients with a wide and innovative range of financial products and services, by means of an extensive branch network in Chile (217 branches) and in Colombia (172 branches), keeping the quality of services that distinguishes the operations of both banks.

The consummation of the transaction is subject to the satisfaction of certain conditions precedent, including the approval at the stockholders’ meeting of CorpBanca and the approval of regulatory authorities in Brazil, Chile and Colombia, as well as other jurisdictions in which CorpBanca does business. We estimate that this transaction will not have significant accounting effects on our results.

Corporate Reorganization

On January 31, 2014, we reorganized our corporate structure to transfer Itaú BBA’s institutional treasury and corporate banking activities, including its securities and loan portfolios and all other assets and liabilities related to such activities, to Itaú Unibanco. Itaú BBA will retain its investment banking and cash management activities. This internal corporate reorganization is not expected to result in any material change to our regular course of business, including our internal governance, brands and management models of the affected business units.

The main motivation for the corporate reorganization was the optimization of the capital structure of Itaú Unibanco, due to the new Basel III rules, and the intention to concentrate all financial intermediation activities of Itaú Unibanco Group in Itaú Unibanco

This transaction is pending final approval by the Central Bank and the Central Bank of the Bahamas.

c) unusual events or operations

In 2013, 2012, and 2011 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

	R$ million
	2013	2012	2011
Recurring net income	15,836	14,043	14,641
Non-recurring events	(140)	(449)	(20)
Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09	508	-	509
IRB	131	-	-
Porto Seguro	272	-	-
Provision for contingencies	(754)	(830)	(285)
Tax and social security	(276)	(253)	-
Civil actions	(330)	(145)	-
Economic plans	(148)	(328)	(285)
Labor claims	-	(105)	-
Realization and impairment of assets	(239)	530	(245)
Increase of CS rate	-	351	-
Allowance for loan losses	-	(229)	-
Reward Program – Credit cards	-	(185)	-
Other	(58)	(86)	-
Net income	15,696	13,594	14,621

10.4. Directors should comment on:

a)  significant changes in accounting practices

2013

There were no significant changes.

2012

The preparation and disclosure of financial statements relied upon conceptual structure that is in accordance with the provisions in Resolution nº 4,144/12, of the Central Bank of Brazil, to the extent not conflicting with previously issued rules.

2011

Subsequent events, beginning 2011, were recognized in accordance with Resolution No. 3,973/11 of the Central Bank of Brazil.

The Accounting Policies, Changes in Estimates and Correction of Errors, beginning 2011, were recognized in accordance with Resolution No. 4,007/11 of the Central Bank of Brazil.

b) significant effects of the changes in accounting practices

The following were the significant effects on the accounting practices:

In 2013, there were no significant changes in accounting practices.

As from January 2012, Itaú Unibanco Holding, according to Resolution nº 3,533/08, changed the accounting and disclosure of financial assets sale or transfer transactions in which risk is retained, that is, for transactions in which we are the assignors, the asset is no longer written off and income may not be immediately recognized. With respect to transactions in which we are the assignees, the amounts paid in the acquisition must be accounted for as rights receivable from the assignor and income must be recognized for the remainder of the term of the agreements acquired.

As from July 2011, Itaú Unibanco Holding, in accordance with Circular Letter No. 3,516/11 of the Central Bank of Brazil, no longer recognizes a provision (in liabilities) in addition to the mandatory minimum dividend.

c) qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2011, 2012, and 2013.

10.5. Directors should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements, in accordance with Brazilian GAAP, as of and for the years ended December 31, 2013, 2012 and 2011. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and use assumptions that affect the balance of assets and liabilities and contingent liabilities disclosed at the date of the financial statements and the amounts disclosed for revenues, expenses, gains and losses during the reporting periods and subsequent periods, as effective results may differ from those ascertained based on such estimates and assumptions. These estimates and assumptions are used, for example, for the calculation of the allowance for loan and lease losses, the selection of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the expected realizable amount of deferred tax assets, the market value of certain financial instruments, the classification and computation of contingent liabilities and the amount of technical provisions for insurance, pension plans and capitalization. All estimates and assumptions used by the Management are in accordance with the accounting practices adopted in Brazil and are the best current estimates made in accordance with applicable standards. Estimates and judgment are assessed continuously, considering past experience and other factors.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period. The allowance for loan and lease losses is calculated taking into consideration the classification of loan losses in one of nine different risk levels (from AA through H). The classification of the risk levels is a judgment that takes into consideration the economic and political situation, credit quality trends, past experience and the portfolio’s specific and global risks, as well as Central Bank and CMN guidelines. CMN rules specify a minimum allowance for loan and lease losses and other extensions of credit in each rating category ranging from zero per cent (in the case of a credit that is not in arrears) to 100.0% (in the case of any credit that is more than 180 days in arrears). In addition to recognizing allowances for loan and lease losses in accordance with the CMN minimum requirements, we also recognize an allowance that we identify as “generic,” which represents our estimate of the allowance as of any given date based on our historic loss experience, which, beginning on December 31, 2010, is measured using models employed in credit risk management based on Basel II. Beginning in 2010, we included countercyclical provision as part of the “additional allowance”. As from December 31, 2010, we improved the criteria for determining the allowance for loan and lease losses, under Basel II guidelines, which determined that the countercyclical effects be buffered in the base of capital.

The methodologies to compute the generic allowance depend on several criteria including the criteria used to segment our loan portfolio, the period used to measure our historical losses, the specific method used to measure such historical losses, the impact of our loan granting criteria on losses over time and other factors. Additionally, the methodologies used to measure the additional allowance also depend on significant judgments, including the relationship between the level of loan losses observed and economic factors as of any given date.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank, we record some of our financial instruments at mark et value. Financial instruments recorded at market value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost on our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

Market value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (market-based view) at the measurement date. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The market value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations. Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

We are currently party to civil, labor, and social security proceedings arising from the normal course of our business. We normally make provisions for these contingencies based on the following: (i) for lawsuits individually reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty and (ii) for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and claimant. We classify as “probable,” “possible” or “remote” the risk that such contingencies arising from these proceedings will materialize into actual losses for us. We generally recognize provisions for these contingencies when we classify the loss related to these claims as probable. While we do not recognize provisions for contingencies whose risk we consider possible or remote, we disclose contingencies whose risk we consider possible. We measure contingency amounts based on models and criteria and, in spite of the uncertainty of these contingencies’ terms and amounts, we believe that their amounts are accurately estimated. Although we believe that these contingencies are adequately reflected in our annual consolidated financial statements, their outcomes may result in obligations to pay amounts higher than the aggregate values of our contingency provisions, given the inherent difficulties in estimating the exact amounts involved in the claims made against us.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, Directors should comment on:

a) the efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil. The internal controls related to the financial statements include the policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company’s assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil, and that the company’s receipts and payments are only being made in accordance with the authorization of the company’s management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

Management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2013 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO”) – Integrated Framework (1992). The management’s evaluation includes the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2013.

b) deficiencies in and recommendations on the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies in or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we shall report how Itaú Unibanco performs the monitoring of auditors’ notes and action plans. The deficiencies and recommendations of (internal and external) audits are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Internal Controls representatives.

Additionally, the results of monitoring are periodically reported to the Executive Committee and the Audit Committee of the institution.

10.7. Should the Issuer have made a public offering of securities, the Directors should comment on:

a) how the funds arising from the offering were used

No public offering of securities was carried out.

b) if there were any material differences between the effective use of funds and the proposed use indicated in the respective offering circular

No public offering of securities was carried out.

c) If there was any deviation, the reasons for such deviation

No public offering of securities was carried out.

10.8. Directors should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

None.

II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with Resolution No. 3,809, of October 28, 2009, the amount of transactions of sale or transfer of financial assets in which the entity substantially retained the risks and benefits is R$298 million, exclusively composed of real estate loan operations of R$282 million and rural loans of R$16 million, assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

None.

IV - Agreements for constructions in progress

None.

V - Agreements for future receipt of financing

None.

b) Other items that are not presented in the financial statements

None.

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, Directors should comment on:

a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The organization set up a provision for assigned amounts in the amount of R$15 million.

b) the nature and purpose of the operation

Real estate loan:
Assigned to CIBRASEC for issue of securitized real estate loans (“CRI”) in the amount of R$149 million.
Assigned to BRAZILIAN Securities for issue of securitized real estate loans (“CRI”) in the amount of R$133 million.

Rural loan:
Assigned to the National Treasury Secretariat for securitization of debts in the amount of R$16 million.

c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The organization’s commitment is to meet the payment in case of default by the debtor.

10.10. Directors should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:
I - Quantitative and qualitative description of the investments in progress and expected investments
II - Sources of investment financing
III - Relevant divestitures in progress and expected divestitures

In 2014, Itaú Unibanco expects to open approximately 62 new branches and 103 Client Service Branches (CSBs). At the end of 2013, we had 5,027 points of service, including regular branches and CSBs, an increase of 59 branches, in Brazil and abroad, in one year.

At the end of 2012, we had 4,983 points of service, including regular branches and CSBs. The was an increase of 34 branches in the year (Brazil and abroad). The remodeling of the retail service network, based on the new relationship model with clients, which reformulates the service and layout concepts, reached a total of 1,700 units remodeled at the end of 2012, 200 of which were remodeled in 2012.

The source of funding is the Issuer’s own working capital, represented by the stockholders’ equity of the parent company and by minority interests in subsidiaries.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity.

On January 27, 2012, we announced the construction of a new technology center that constituted a total investment of approximately R$984.0 million for the first phase of the project (building). In September 2012, we announced an investment of R$10.4 billion in technology, innovation and services. In November 2012, we announced an additional investment of R$687.0 million, amounting to a total investment of R$11.1 billion in technology, innovation and services to be made in the period from 2012 to 2015, of which

✓	R$2.7 billion is expected to be used for data processing systems;
✓	R$0.8 billion is expected to be used for the acquisition of software;
✓	R$4.6 billion is expected to be used for system development; and
✓	R$3.0 billion is expected to be used for our Data Center in Mogi Mirim.

Our new data center under construction in the city of Mogi Mirim, São Paulo, will include state-of-the-art features that are designed to improve flexibility and security. Construction work started in February 2012 and is progressing as planned, with 94% of the building concluded, and is expected to be completed in the first quarter of 2014, when the setup and migration of our technology systems are expected to start, for completion by July 2016. This new data center is expected to be one of the largest in Brazil, with capacity to support the expansion of our operations in the coming decades, while maintaining our commitment to ensure availability of financial services and seek continuous improvement in quality, efficiency and client satisfaction.

Our new technology center is being funded with internal resources. Of R$11.1 billion in investments for the period from 2012 to 2015, 49% have been spent from 2012 until December 31, 2013.

We are always considering new options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved, especially in view of the deterioration of financial markets and perspectives of the involved country.

c) New products and services, indicating:
I - Description of the research in progress that has already been disclosed
II - Total amounts spent by the Issuer in research for the development of new products and services
III - Projects in progress that have already been disclosed
IV - Total amounts spent by the Issuer in the development of new products and services

Not applicable.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and in the stockholders’ equity is related to the allowance for loan and lease losses that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for 2013 are available on our website: www.itau-unibanco.com.br/ri.

Comparison between BRGAAP1 and IFRS

						R$ Million
Balance sheet	BRGAAP	Adjustments and Reclassifications 2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Dec/31/2013			Dec/31/2012
Total assets	1,105,721	(78,424)	1,027,297	1,014,425	(57,271)	957,154
Cash and cash equivalents, Reserve requirements, Interbank deposits, Securities under repurchase agreements, Financial assets and derivatives 3	550,837	(25,797)	525,040	536,497	(20,862)	515,635
Loan operations	412,235	(533)	411,702	366,285	699	366,984
(-) Allowance for loan losses 4	(26,371)	4,136	(22,235)	(27,745)	2,032	(25,713)
Other financial assets 5	94,183	(46,591)	47,592	75,852	(31,360)	44,492
Tax assets 6	44,750	(10,008)	34,742	40,215	(7,803)	32,412
Investments in unconsolidated companies, fixed and intangible assets, assets held for sale and other assets	30,087	369	30,456	23,321	23	23,344
Current and long-term liabilities	1,022,794	(79,689)	943,105	939,302	(58,146)	881,156
Deposits	274,383	-	274,383	243,200	-	243,200
Deposits received under repurchase agreements 3	292,179	(25,497)	266,682	288,818	(21,413)	267,405
Financial liabilites held for trading, Derivatives, Interbank and institutional funding	194,238	969	195,207	179,772	1,040	180,812
Other financial liabilities 5	107,329	(46,055)	61,274	81,213	(30,958)	50,255
Reserves for insurance, pension plan and capitalization	102,055	-	102,055	93,210	-	93,210
Provisions and other liabilities	40,263	(553)	39,710	39,307	(142)	39,165
Tax liabilities 6	12,347	(8,553)	3,794	13,782	(6,673)	7,109
Total stockholders’ equity	82,927	1,265	84,192	75,123	875	75,998
Non-controlling interests	1,903	(934)	969	903	(807)	96
Total controlling stockholders’ equity 7	81,024	2,199	83,223	74,220	1,682	75,902

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
2 Resulted from reclassifications between assets and liabilities and other effects of IFRS adoption;
3 Resulted from the elimination of operations between parent company and exclusive funds (specially PGBL and VGBL) that are consolidated based on the IFRS standards;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in the IFRS model;
5 Differences in accounting, mainly for the Foreign Exchange Portfolio, which started to be considered as net effects of Assets and Liabilities;
6 Differences in accounting, mainly for deferred taxes, which are now treated as net effects of Assets and Liabilities in each of the consolidated companies;
7 Conciliation of the Controlling Stockholders’ Equity presented in the following table.

Below, the conciliation of net income and equity, and the conceptual description of the major adjustments.

R$ million

Adjustments	Equity	Net Income
	Dec31 2013	4Q/13	3Q/13	4Q/12	2013	2012
BRGAAP - value attributable to controlling stockholders	81,024	4,646	3,995	3,492	15,696	13,594
(a) Allowance for loan losses	2,894	456	248	22	946	43
(b) Recognition of total deferred tax assets	-	-	-	(525)	-	(977)
(c) Adjustment to market values of shares and quotas	84	-	-	-	-	(5)
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	806	(7)	(7)	(6)	(26)	(31)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	(30)	91	(73)	(6)	(72)
(f) Effective interest rate	(328)	19	34	69	167	229
Other adjustments	206	17	45	(27)	131	(45)
Income tax and social contributions on net income	(1,463)	(191)	(120)	(33)	(484)	(102)
IFRS - value attributable to controlling stockholders	83,223	4,910	4,286	2,919	16,424	12,634
IFRS - value attributable to non-controlling interests	969	38	33	12	98	557
IFRS - value attributable to controlling stockholders and non-controlling interests	84,192	4,948	4,319	2,931	16,522	13,191

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8.

(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. The difference between the IFRS and BRGAAP financial statements was adjusted in the 4Q12. From the 1Q13, this difference will no longer exist.

(c) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(d) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(e) On the IFRS (IAS 21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period.

(f) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

(g) The composition of Other Adjustments is made mainly by the difference in the eligibility of hedging cash flow for IFRS and by the reversal of BRGAAP’s Goodwill Amortization.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.

R$ million

	4Q/13			2013
Recurring Net Income	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income – Attributable to Controlling Stockholders	4,646	4,910	264	15,696	16,424	728
Exclusion of the Non-Recurring Events	34	34	-	140	140	-
Realization of Assets and Impairment of realizable amount	239	239	-	239	239	-
Tax amnesty - Law 12,865/13	(508)	(508)	-	(508)	(508)	-
Provisions	648	648	-	754	754	-
Tax and Social Security Contributions	276	276	-	276	276	-
Civil Lawsuits	372	372	-	478	478	-
IRB - Change to the criteria for investment	(131)	(131)	-	(131)	(131)	-
Cofins - Porto Seguro	(272)	(272)	-	(272)	(272)	-
Other	58	58	-	58	58	-
Recurring Net Income - Attributable to Controlling Stockholders	4,680	4,944	264	15,836	16,564	728

ATTACHMENT II - A

PROXY TEMPLATE
FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [QUALIFICATION], (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (___), registered in the Brazilian tax register (CPF/MF) under number (___), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual and Extraordinary Stockholders’ Meetings of the Company, which will be held on April 23, 2014 at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the following voting instructions.

The proxy shall have restricted powers, namely to be present at the Stockholders Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which she has not received specific voting instructions.

This proxy is effective for [●] days counted as from this date.

[City,] _____, 2014.

__________________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

Extraordinary Stockholders’ Meeting at 3:00 p.m.

1 – To amend and consolidate the Stock Option Plan of Itaú Unibanco:

FOR	AGAINST	ABSTENTION
☐	☐	☐

Extraordinary Stockholders’ Meeting at 3:05 p.m.

1 – To amend the Bylaws to:

(i) simplify the wording on how to approve the annual aggregate compensation of management members, so that the Stockholders’ Meeting approve the total aggregate compensation, without specifying the portions related to the Board of Directors and the Board of Officers.

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) adjust and improve the wording on the composition of the Audit Committee:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(iii) simplify the wording on the term of office of the members of the Audit Committee:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(iv) improve the provisions related to how the Company is represented by attorneys-in-fact and clarify the rules on granting proxies to a single attorney-in-fact.

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To consolidate the Bylaws with the aforementioned amendments and the resulting adjustments:

FOR	AGAINST	ABSTENTION
☐	☐	☐

Annual Stockholders’ Meeting at 3:10 p.m.

1 – To acknowledge of the Management’s Report, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summary of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2013:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To resolve on the allocation of net income for the fiscal year:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To define the number of members that will comprise the Board of Directors and elect them for the next term of office, which shall expire on such a date as the members elected at the 2015 Annual Stockholders’ Meeting take place:

Alfredo Egydio Arruda Villela Filho

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alfredo Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

Candido Botelho Bracher

FOR	AGAINST	ABSTENTION
☐	☐	☐

Demosthenes Madureira de Pinho Neto

FOR	AGAINST	ABSTENTION
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Henri Penchas

FOR	AGAINST	ABSTENTION
☐	☐	☐

Israel Vainboim (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Nildemar Secches (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Moreira Salles

FOR	AGAINST	ABSTENTION
☐	☐	☐

Ricardo Villela Marino

FOR	AGAINST	ABSTENTION
☐	☐	☐

Roberto Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2015 Annual Stockholders’ Meeting take place:

Members nominated by the majority stockholder:

Effective members

Alberto Sozin Furuguem

FOR	AGAINST	ABSTENTION
☐	☐	☐

Iran Siqueira Lima

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate members

João Costa

FOR	AGAINST	ABSTENTION
☐	☐	☐

José Caruso Cruz Henriques

FOR	AGAINST	ABSTENTION
☐	☐	☐

5 – To deliberate on the amount allocated to the compensation of the members of the Company’s Board of Directors and Board of Officers and the compensation to the members of the Fiscal Council:

FOR	AGAINST	ABSTENTION
☐	☐	☐

Extraordinary Stockholders’ Meeting at 3:15 p.m.

1 – Increase capital with the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve of the Company, with 10% bonus shares:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – Increase the authorized capital limit proportionally to the bonus shares:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To amend the Bylaws to:

(i) Reflect the new composition of capital:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) Reflect the new authorized capital limits:

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To consolidate the Bylaws with the amendments mentioned in item “3” above and resulting adjustments:

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT II - B

PROXY TEMPLATE
FOR HOLDERS OF PREFERRED SHARES

By this proxy, [STOCKHOLDER], [QUALIFICATION], (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (___), registered in the Brazilian tax register (CPF/MF) under number (___), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual Stockholders’ Meetings of the Company, which will be held on April 23, 2014 at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the following voting instructions.

The proxy shall have restricted powers, namely to be present at the Stockholders Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which she has not received specific voting instructions.

This proxy is effective for [●] days counted as from this date.

[City], ______, 2014.

_________________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

Annual Stockholders’ Meeting at 3:10 p.m.

1 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2015 Annual Stockholders’ Meeting take place:

Members nominated by preferred stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund):

Effective member

Luiz Alberto de Castro Falleiros

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate member

Ernesto Rubens Gelbcke

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT II - C

PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR EACH OF THE STOCKHOLDERS’ MEETINGS
(FOR HOLDERS OF COMMON SHARES)

1. Extraordinary Stockholders’ Meeting at 3:00 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), appoint as my proxy

•
Renata Escobar, Brazilian, Single, attorney, RG-SSP/SP No. 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 27088881888, OAB/SP No. 174037, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:00 pm, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote IN FOR OF the matters contained in the agenda, in accordance with the voting instructions below.

•
Álvaro Felipe Rizzi Rodrigues, Brazilian, divorced, lawyer, RG-SSP/MG No. M-6.087.593, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 166.644.028-07, OAB/SP No. 174.259, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:00 pm, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.

•
Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 08952381874, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:00 pm, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Extraordinary Stockholders’ Meeting only.

São Paulo, ______, 2014.

______________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION - Extraordinary Stockholders’ Meeting at 3:00 p.m.

Tick the option you want:

1 – To amend and consolidate the Stock Option Plan of Itaú Unibanco:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2. Extraordinary Stockholders’ Meeting at 3:05 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), appoint as my proxy

•
Renata Escobar, Brazilian, Single, attorney, RG-SSP/SP No. 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 27088881888, OAB/SP 174037, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:05 pm, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote IN FAVOR OF the matters contained in the agenda, in accordance with the voting instructions below.

•
Álvaro Felipe Rizzi Rodrigues, Brazilian, divorced, lawyer, RG-SSP/MG No. M-6.087.593, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 166.644.028-07, OAB/SP No. 174.259, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:05 pm, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.

•
Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 08952381874, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:05 pm, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/ she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Extraordinary Stockholders’ Meeting only.

São Paulo, ______, 2014.

______________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION - Extraordinary Stockholders’ Meeting at 3:05 p.m.

Tick the option you want:

1 - To amend the Bylaws to:

(i) simplify the wording on how to approve the annual aggregate compensation of management members, so that the Stockholders’ Meeting approve the total aggregate compensation, without specifying the portions related to the Board of Directors and the Board of Officers.

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) adjust and improve the wording on the composition of the Audit Committee:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(iii) simplify the wording on the term of office of the members of the Audit Committee:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(iv) improve the provisions related to how the Company is represented by attorneys-in-fact and clarify the rules on granting proxies to a single attorney-in-fact:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To consolidate the Bylaws with the aforementioned amendments and the resulting adjustments:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3. Annual Stockholders’ Meeting at 3:10 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), appoint as my proxy

•
Renata Escobar, Brazilian, Single, attorney, RG-SSP/SP No. 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 27088881888, OAB/SP 174037, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:10 pm, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote IN FAVOR OF the matters contained in the agenda, in accordance with the voting instructions below.

•
Álvaro Felipe Rizzi Rodrigues, Brazilian, divorced, lawyer, RG-SSP/MG No. M-6.087.593, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 166.644.028-07, OAB/SP No. 174.259, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:10 pm, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.

•
Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 08952381874, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:10 pm, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/ she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Annual Stockholders’ Meeting only.

São Paulo, ______, 2014.

______________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION – Annual Stockholders’ Meeting at 3:10 p.m.

Tick the option you want:

1 – To acknowledge of the Management’s Report, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summary of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2013:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To resolve on the allocation of net income for the fiscal year:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To define the number of members that will comprise the Board of Directors and elect them for the next yearly term of office, which shall expire on such a date as the members elected at the 2015 Annual Stockholders’ Meeting take place:

Alfredo Egydio Arruda Villela Filho

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alfredo Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

Candido Botelho Bracher

FOR	AGAINST	ABSTENTION
☐	☐	☐

Demosthenes Madureira de Pinho Neto

FOR	AGAINST	ABSTENTION
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Henri Penchas

FOR	AGAINST	ABSTENTION
☐	☐	☐

Israel Vainboim (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Nildemar Secches (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Moreira Salles

FOR	AGAINST	ABSTENTION
☐	☐	☐

Ricardo Villela Marino

FOR	AGAINST	ABSTENTION
☐	☐	☐

Roberto Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2015 Annual Stockholders’ Meeting take place:

Members nominated by the majority stockholder:

Effective members

Alberto Sozin Furuguem

FOR	AGAINST	ABSTENTION
☐	☐	☐

Iran Siqueira Lima

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate members

João Costa

FOR	AGAINST	ABSTENTION
☐	☐	☐

José Caruso Cruz Henriques

FOR	AGAINST	ABSTENTION
☐	☐	☐

5 – To deliberate on the allocated compensation of the members of the Company’s Board of Directors and Board of Officers and the compensation to the members of the Fiscal Council:

FOR	AGAINST	ABSTENTION
☐	☐	☐

4. Extraordinary Stockholders’ Meeting at 3:15 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”) appoint as my proxy:

•
Renata Escobar, Brazilian, Single, attorney, RG-SSP/SP No. 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 27088881888, OAB/SP No. 174037, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:15 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote IN FAVOR OF the matters contained in the agenda, in accordance with the voting instructions below.

•
Álvaro Felipe Rizzi Rodrigues, Brazilian, divorced, lawyer, RG-SSP/MG No. M-6.087.593, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 166.644.028-07, OAB/SP No. 174.259, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:15 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.

•
Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 08952381874, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:15 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Extraordinary Stockholders’ Meeting only.

São Paulo, ______, 2014.

______________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION - Extraordinary Stockholders’ Meeting at 3:15 p.m.

Tick the option you want:

1 – Increase capital with the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve of the Company, with 10% bonus shares:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – Increase the authorized capital limit proportionally to the bonus shares:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To amend the Bylaws to:

(i) Reflect the new composition of capital:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) Reflect the new authorized capital limits:

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To consolidate the Bylaws with the amendments mentioned in item “3” above and resulting adjustments to wording:

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT II - D

PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR THE ANNUAL STOCKHOLDERS’ MEETING
(FOR HOLDERS OF PREFERRED SHARES)

1. Annual Stockholders’ Meeting at 3:10 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”) appoint as my proxy:

•
Renata Escobar, Brazilian, Single, attorney, RG-SSP/SP No. 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 27088881888, OAB/SP No. 174037, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:10 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote IN FAVOR OF the matters contained in the agenda, in accordance with the voting instructions below. Álvaro Felipe Rizzi Rodrigues, Brazilian, divorced, lawyer, RG-SSP/MG No. M-6.087.593, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 166.644.028-07, OAB/SP No. 174.259, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:10 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.

Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 08952381874, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 23, 2014, at 03:10 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/ she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Annual Stockholders’ Meeting only.

São Paulo, ______, 2014.

______________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION – Annual Stockholders’ Meeting at 3:10 p.m.

Tick the option you want:

1 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2015 Annual Stockholders’ Meeting take place:

Members nominated by preferred stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund):

Effective member

Luiz Alberto de Castro Falleiros

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate member

Ernesto Rubens Gelbcke

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT II - E
INFORMATION FOR ATTACHMENT 23 OF CVM INSTRUCTION No. 481/09

1. Inform name of company

Itaú Unibanco Holding S.A.

2. Inform the items for which the proxy is being requested

Items indicated in the Convening Notice pertaining to this Manual.

3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a. Name and address

Itaú Unibanco Holding S.A., with its address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902.

b. Since when are you a stockholder of the Company

Not applicable.

c. Number and percentage of shares of each type and class and their ownership

Not applicable.

d. Number of shares taken in a loan

Not applicable.

e. Total exposure in derivatives denominated in shares of the company

Not applicable.

f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter

Not applicable.

4. Inform if any of the people mentioned in item 3, as well as any of its controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question.

The attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder participation in the Meetings.

5. Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6. Inform if (a) the company has defrayed the costs for requesting a proxy or (b) if its originators will seek reimbursement of costs from the Company

The cost for requesting a proxy was fully covered by the Company.

7. Inform:

The address to which the power of attorney should be sent following its signature.
In order to facilitate the works at the Stockholders´ Meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates, and other documents listed in the Convening Notice by mail or messenger up to 12:00 a.m. of April 22, 2014 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br

Finally, in order to encourage the attendance of Stockholders at the General Meetings, the Company made available an electronic environment that may be accessed through the Company’s Investor Relations website www.itau.com.br/relacoes-com-investidores, in the banner “2014 Digital Meeting”, by which the Stockholders may grant an online proxy for representation purposes at the Stockholders´ Meetings, as described below.

To register, Stockholders shall access the electronic environment, as described above, click on item “Register” and fill out the registration form. Upon completing this procedure, the Stockholder will receive, via the email appointed in the registration form, a message to validate the registration carried out in the electronic environment,

The steps described below should be followed by the Stockholder.

For Brazilian Stockholders:

1) The Stockholder should have a valid Digital Certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 below. The Stockholder should otherwise request its Digital Certificate. For this purpose, the Stockholder should click on the item “Access the System” and then on “Do you want to issue a Private Digital Certificate?, following the instructions below:

a) fill out the Digital Certificate request form. After it is filled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certificate, which should be printed and signed, with the subsequent notarized signature

b) this Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

•  For Individuals – notarized copy of: i) RG/RNE; ii) CPF; and iii) proof of residence on behalf of the Stockholder, issued less than three (3) months before; or

•  For Legal Entities: notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and also the CNPJ form; and ii) statement of election or proxy which granted powers to the legal representative individual, as well as notarized copies of such legal representative’s RG/RNE and CPF.

c) after the documentation forwarded is analyzed, the Stockholder will receive, via email, the instructions to install the Digital Certificate. In case of any doubt about the procedure for obtaining or installing the Digital Certificate, please contact the help desk of the AUTORIDADE DE REGISTRO COMPROVA, by the telephone number +55 (11) 3330-0166, during business hours or by email address. acprivado@comprova.com.br.

2) After obtaining the Digital Certificate, Stockholders will be able to guide their votes through the electronic proxy. Accordingly, the Stockholder should use the computer in which the Digital Certificate is installed to access the electronic environment, as described above, click on item “Access the System” and then on “Login with Digital Certificate”. The available Meetings will be shown in accordance with the type of share selected during the registration (common share, preferred share or both). Stockholders should guide their votes in all issues to be resolved on at the available Meeting(s). Finally, after clicking on “Vote”, the proxy will be generated by the system and should be reviewed by the Stockholder, who will then click on “Sign” to complete the procedure.

3) Finally, Stockholders will receive via email the proof of documentation including the copy of the digitally signed proxy. On the Meeting date, the Stockholders’ vote will be represented by the attorneys-in-fact provided by the Company.

For Foreign Stockholders:

1) The Stockholder’s Legal Representative should have a valid Digital Certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder’s Legal Representative already has one of these certificates, he/she/it will proceed as detailed in item 2 above. The Stockholder should otherwise request its Digital Certificate. For this purpose, the Stockholder should click on the item “Access the System” and then on “Do you want to issue a Private Digital Certificate?”, following the instructions below:

a) fill out the Digital Certificate request form. After it is filled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certificate, which should be printed and signed, with the subsequent notarized signature

b) this Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

• Legal Representative who is an individual – proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) RG/RNE; and ii) CPF; or
• Legal Representative that is a legal entity - proxy granted by the Foreign Stockholder to the Legal Representative - legal entity, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and the CNPJ form; and ii) statement of election of the legal representative individual, as well as notarized copies of such legal representative’s RG/RNE and CPF.

The other steps are identical to those for Brazilian Stockholders, as described in items 2 and 3 above.

We clarify that Stockholders who opt for guiding their votes through electronic proxy should follow the procedure described above up to 12:00 a.m. of April 22, 2014.

We emphasize that any costs incurred from issuing the Digital Certificate with the AUTORIDADE DE REGISTRO COMPROVA must be fully borne by the Stockholder.

ATTACHMENT III

ATTACHMENT 13 OF THE CVM INSTRUCTION 481/09 –
PROPOSAL TO AMEND THE STOCK OPTION PLAN

The Company’s current Stock Option Plan (“Plan”) covers the whole Itaú Unibanco Conglomerate, including its controlled companies, and it is frequently reviewed for improvement and adjusted to the legal innovations and to the Company’s reality. This year, management proposes a single amendment to the Plan, in order to include an exception to the rule that prevents the beneficiaries of the partner options to encumber the invested shares, only for granting a guarantee in connection the loans taken with third-party banks, previously approved by the Company’s Personnel Committee, for the purchase of these shares.

1.      Provide a copy of the proposed plan

CURRENT WORDING	PROPOSED WORDING

1. PLAN’S OBJECTIVE AND GUIDELINES

Itaú Unibanco Holding S.A. (“ITAÚ UNIBANCO”) institutes a Stock Option Plan (PLAN) for the purpose of integrating officers and members of the Board of Directors of ITAÚ UNIBANCO and its controlled companies (“MEMBERS OF MANAGEMENT” or “MEMBER OF MANAGEMENT”, as the case may be); and highly qualified employees or with high potential or ability to perform (“EMPLOYEES” or “EMPLOYEE”, as the case may be) into ITAÚ UNIBANCO’s medium and long-term development, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares comprising the capital of the Company.
Unchanged.

1.1. The stock options will provide their respective holders with the right to subscribe preferred shares of ITAÚ UNIBANCO’s authorized capital stock in accordance with the PLAN’s conditions.	Unchanged.

1.2. At ITAÚ UNIBANCO’s discretion, the exercising of the options may correspond to a sale of treasury stock for resale to the market, pursuant to the terms and conditions of the PLAN	Unchanged.

1.3. Each stock option shall give the right to subscribe one share.	Unchanged.

1.4. The rules and operating procedures with respect to the PLAN shall be governed by the Personnel Committee, subordinated to the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN (“COMMITTEE”).
Unchanged.

2. BENEFICIARIES OF STOCK OPTIONS

It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT and/or EMPLOYEES of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities specified.
Unchanged.

2.1. Stock options may also be granted to highly qualified individuals on being hired by ITAÚ UNIBANCO or its controlled companies.	Unchanged.

2.2. The stock options shall be personal, inalienable and not transferable, except by succession causa mortis	Unchanged.

2.3. It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify such decision at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE can be deemed to have been confirmed.
Unchanged.

3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS

3.1. Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the Stockholders.
Unchanged.

3.2. The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ UNIBANCO that the majority and minority Stockholders hold on the base date of the respective year-end.
Unchanged.

3.2.1. In case of in a certain year the number of stock options granted be inferior to the limit of 0.5% of the total shares, the difference may be added to the stock options in any of the 7 (seven) subsequent fiscal years.
Unchanged.

3.2.2. Pursuant to item 2.1, the stock options not granted for a determined fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.
Unchanged.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

4.1. The COMMITTEE shall decide the total number of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8).
Unchanged.

4.2. The COMMITTEE, at its discretion, may establish complementary rules to the rules of the PLAN.	Unchanged.

5. PRO-RATA DISTRIBUTION AMONG THE BENEFICIARIES

5.1. The COMMITTEE shall select the MEMBERS OF MANAGEMENT AND EMPLOYEES to whom the stock options shall be granted and establish the number of stock options of each series to be received by each of them, taking into account, at its exclusive criteria, their performance for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.
Unchanged.

6. STRIKE PRICE

The strike price, to be paid to ITAÚ UNIBANCO, shall be established by the COMMITTEE simultaneously with the granting of the stock option and may be determined on the basis of one of the following parameters:
Unchanged.

(a) Simple options: to set the strike price of the options in general, the COMMITTEE shall consider the average of the prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) is open for business, in the last three months of the year prior to the stock grant also allowing an adjustment of up to 20% more or less than said average prices of the preferred shares. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which the COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA;
Unchanged.

(b) Partner options: the strike price of these options shall correspond to the obligation of the MEMBER OF MANAGEMENT or the EMPLOYEE investing a portion or the total net amount of his/her bonus, received with respect to the preceding year, in shares of ITAÚ UNIBANCO or an instrument linked to these shares, maintaining title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. The COMMITTEE may determine additional requirements in order to establish the strike price of the partner options.

(b)   Partner options: the strike price of these options shall correspond to the obligation of the MEMBER OF MANAGEMENT or the EMPLOYEE investing a portion or the total net amount of his/her bonus, received with respect to the preceding year, in shares of ITAÚ UNIBANCO or an instrument linked to these shares, maintaining title to these shares unaltered and without any type of encumbrance, except for the case mentioned in item 6.2, from the date of the stock option grant until its exercising. The COMMITTEE may determine additional requirements in order to establish the strike price of the partner options.

Non-existent.
6.2. The MANAGEMENT MEMBER or the EMPLOYEE may encumber the invested shares referred to in item 6.1(b), with the sole purpose of granting a guarantee in connection with loans taken for such investment with third-party banks previously approved by the COMMITTEE, without breaching the parameters of such item.

6.2. The aforementioned shares (item 6.1, b) may be acquired from the treasury of ITAÚ UNIBANCO or by using another mechanism to provide effects equivalent to the acquisition of shares and the counter-entry in options, as resolved by the COMMITTEE. In the event of acquisition, it may also be carried out in the form of ADRs (American Depositary Receipts, each one representing a preferred share of ITAÚ UNIBANCO negotiated on the New York Stock Exchange). The COMMITEE shall set the acquisition price which shall be equivalent to the average price for the shares of ITAÚ UNIBANCO on BM&FBOVESPA in the 30 days which precede the setting of the said price.
Renumbered to 6.3.

6.3. The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA or the New York Stock Exchange.	Renumbered to 6.4.

7. STOCK OPTIONS EXPIRY DATE The COMMITTEE shall set an expiry date for the stock option granted, these being automatically extinguished at the end of the period.	Unchanged.

7.1. The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of 5 years and the maximum of 10 years, as from the date of the grant of the issue.
Unchanged.

7.2. The term of the stock options shall be extinguished ipso jure if the respective holder resign or is dismissed from ITAÚ UNIBANCO and/or its controlled companies. The MEMBERS OF MANAGEMENT’ stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded. The COMMITTEE may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to future performance of the MEMBER OF MANAGEMENT and/or EMPLOYEE.
Unchanged.

7.3. The extinguishment pursuant to item 7.2 shall not occur if termination occurs simultaneously with the election of the EMPLOYEE to the position of MEMBER OF MANAGEMENT of ITAÚ UNIBANCO or of its controlled companies or if the MEMBER OF MANAGEMENT takes up another statutory position in ITAÚ UNIBANCO or in its controlled companies.
Unchanged.

7.4. The COMMITTEE may, in exceptional situations and respecting the criteria established in the internal Regulations, determine the non-extinguishment of the partner options in the event set forth in item 7.2.
Unchanged.

7.5. Should the holder of the stock options die, the respective successors may exercise them up to the final expiry date (item 7.1).	Unchanged.

8. EXERCISING OF THE STOCK OPTIONS 8.1. Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period (item 8.4).	Unchanged.

8.2. The COMMITTEE shall establish the vesting period for each stock options series on the date of issue, provided that such period may vary from 1 and 7 years, as from the date of issue.	Unchanged.

8.3. The vesting period will be extinguished upon the death of stock option holder.	Unchanged.

8.4. The COMMITTEE may determine the blackout period in justifiable circumstances such as major market instability or legal and regulatory restrictions.	Unchanged.

8.5. The holder of more than one series of stock options may exercise all or portion of it, in their entirety or partially.	Unchanged.

9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the PLAN (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ UNIBANCO’s share price on the Stock Exchanges changes significantly due to decision taken by ITAÚ UNIBANCO’s Board of Directors or general Stockholders’ meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, on exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.
Unchanged.

9.1 The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.	Unchanged.

10. AVAILABILITY OF SHARES

10.1. The availability of the shares which the MEMBER OF MANAGEMENT or EMPLOYEE shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the COMMITTEE.
Unchanged.

10.2. The restriction in relation to the availability of the shares obtained through the exercising of the option shall be recorded in the form and for the purposes pursuant to Article 40 of Law 6,404 of December 15, 1976.
Unchanged.

11. OMISSIONS It shall be incumbent on the COMMITTEE to decide cases not covered by PLAN, ad referendum of the Board of Directors.	Unchanged.

2.           Inform the main characteristics of the proposed plan, identifying:

We clarify that the proposed changes to the Plan impact sub-item “e” below only.

a.           Potential beneficiaries

In accordance with the Plan’s provisions, the Company may grant stock options to its officers and members of the Board of Directors and management members of controlled companies (“Management Members”) or to eligible employees and those of subsidiaries (“Employees”) (“Management Members” and “Employees”, jointly referred to as “Beneficiaries”).

b.           Maximum number of options to be granted

It shall be incumbent upon the Personnel Committee to determine the total number of options to be granted in relation to each year, and it may segment the total lot in series, establishing specific characteristics for each series.

However, the total shares to be used for compensation, under the Resolution on Compensation, and of the options to be granted each year, shall not exceed zero point five percent (0.5%) of Company’s total shares that the majority and minority Shareholders hold at the base date of the year-end balance sheet and, in the event that in a given year the number of shares delivered and options granted is below the zero point five percent (0.5%) of total shares, the difference may be added for compensation or option granting purposes in any of the seven (7) subsequent years.

c.           Maximum number of shares covered by the plan

The sum of shares to be used for compensation purposes, pursuant to Resolution on Compensation, and of the options to be granted is subject to limits established in the Plan (see sub-item “b” of this item).

d.           Conditions for acquisition

The shares are acquired upon the exercise of an option under the Plan, within the exercise period, provided that the vesting period has elapsed (see sub-item “f”, below), upon the payment of the strike price (see sub-item “e”, below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate and its controlled companies, before the vesting period.

e.           Detailed criteria for establishing the strike price

The strike price will be established by the Personnel Committee upon granting of option and may be determined based on one of the following parameters:

In case of simple options: the establishment of the strike price of options will consider the average price of the Company’s preferred shares at the trading sessions of BM&FBOVESPA. in the three (3) last months of the year prior to the grant date, and a positive or negative adjustment of up to twenty per cent (20%) is allowed. The prices so established shall be adjusted up to the last day of the month prior to that when the option is exercised based on the General Market Price Index (IGP-M), or in its absence, on the index designated by the Personnel Committee, and will be paid in a term equal to that in effect for the settlement of operations on BM&FBOVESPA.

In case of partner’s options: for the Beneficiaries who have, at the Committee’s discretion and upon the use of performance and leadership assessment tools, outstanding potential and performance, the Committee may offer options which strike price is paid through the fulfillment of the obligation of investing in the Company’s shares, a part or the totality of the net profit sharing received in relation to the previous year, and maintaining the ownership of these shares unchanged and free of any liens whatsoever from the date of the option grant to the date of its exercise.

Nevertheless, the Beneficiaries of partner options may encumber the invested shares, with the sole purpose of granting a guarantee in connection with loans taken for the purchase of these shares with third-party banks previously approved by the Company’s Personnel Committee, without breaching the aforementioned provision.

The shares purchased by the Beneficiaries to comply with the investment obligation may be acquired at the Company’s treasury, or another mechanism may be adopted to provide effects equivalent to those of the acquisition of shares and counter-entry in options, pursuant to the decision of the Personnel Committee. Should there be an acquisition, it may also be as ADRs (American Depositary Receipts, each representing one preferred share of the Company traded on the New York Stock Exchange). For the delivery of such shares, the Personnel Committee will establish the purchase price, which shall be equal to the average quotation of the Company’s shares on BM&FBOVESPA in the thirty (30) days prior to the establishment of said price.

f.           Criteria for establishing the exercise term

The options can only be exercised after the vesting period and out of the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the said Committee upon issue, and it may last from one (1) year to seven (7) years as from the issue date.

g.           Method for settlement of options

There are two (2) methods for settlement of the strike price:

In case of simple options: when exercising an option, the Beneficiary will pay the Company the strike price, in cash, subject to the rules and conditions established by the Personnel Committee.

In case of partner options: confirmation of the fulfillment with the investing obligation mentioned in sub-item “c” of item 3 below.

h.             Criteria and events that, when identified, will cause the suspension, change or termination of the plan

The Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as organization of underwriting works, significant market fluctuation or legal and regulatory restrictions. Additionally, the Plan may only be amended or terminated upon proposal of the Personnel Committee to the Board of Directors and subsequent approval at the Extraordinary General Meeting.

3.           Justify the proposed plan, explaining:

We clarify that the changes to the Plan proposed in this document do not construe, on their own, impact with respect to sub-items “a” to “d” below.

a.           Main objectives of the plan

The primary objective of the Plan is to align the management’s interest with those of the Company’s Stockholders, to the extent that the same risks and gains deriving from the appreciation of their shares are shared.

b.           How the plan contributes to achieving such objectives

Beneficiaries are granted stock options so that they feel encouraged to contribute for the good share performance, as they are active participants in the benefits of such appreciation. Accordingly, the institution achieves the objective indicated in sub-item “b” of this item, engaging Management Members and key Employees in the organization’s long-term strategies. Beneficiaries, in turn, take part in the appreciation of shares in the Company’s capital stock.

c.           How the plan is woven into the Company’s compensation policy

The plan is in accordance with the principles pursued by the Company, considering that (i) the Beneficiaries are granted stock options, engaging them in the Company’s long-term projects and results; (ii) it is a tool encouraging the individual improvement and commitment; and (iii) it enables the retention of Beneficiaries as the benefit derived from the exercise of options materializes in the long term.

d.	How the plan aligns the interests of its beneficiaries and those of the Company in the short, medium, and long terms

The Plan is aligned with the interests of the Company and its Beneficiaries, to the extent that in allowing Beneficiaries to become Stockholders of the Company, pursuant to the terms and conditions provided in the Plan, Beneficiaries are encouraged to perform from the perspective of “owners” of the business, therefore aligning their interests with those of the Stockholders. In addition, the Plan encourages the retention of top executives and employees in the Company.

4.	Estimate expenses incurred by the Company in connection with the plan, in accordance with the accounting standards addressing the matter

The changes to the Plan being proposed herein do not construe, on their own, impact on the costs borne by the Company in connection with the Plan.

ATTACHMENT IV

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO
ARTICLE 11 OF CVM INSTRUCTION No. 481/09

Pursuant to Article 11, item II of CVM Instruction Nº. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to amend the wording of Article 3 and items 3.1, 4.3 “c”, 5.2, 7.1, 7.1.3, and Article 10 and item 10.2 of the Company’s Bylaws approved by the Board of Directors at the meeting held on March 20, 2014 (“Proposal for a Statutory Amendment”), and subject to a decision by the Extraordinary Stockholders’ Meetings of the Company convened for April 23, 2014.

(I) CAPITAL INCREASE AND SHARE BONUS

The Company’s management intends to increase capital stock by fifteen billion reais (R$ 15,000,000,000.00), with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve of the Company. This increase will be carried out through a Company’s share bonus, with the issue of 502,802,971 new book entry shares, with no par value, of which 251,821,504 are common shares and 250,981,467 are preferred shares, which will be assigned free of charge to Stockholders, as share bonus, at the rate of one (1) new share to every ten (10) shares of the same type held; treasury shares shall also be entitled to that bonus. Accordingly, an amendment to Article 3 of the Company’s Bylaws is being proposed to reflect the new composition of capital stock. The capitalization of reserves will enable the Company to have a higher capital stock and, therefore, the revenue reserves limits will also be increased. The delivery of the new shares to the Stockholders will not have a direct economic effect on the Company, since its equity will just be divided into a higher number of shares. However, as monthly dividends will be kept at R$ 0.015 per share, total amounts monthly paid by the Company to Stockholders will be increased by ten per cent (10%) after the inclusion of share bonus in the stockholding position. Regarding the Stockholders, in addition to increasing the monthly dividend amount, the operation will permit trading at a more accessible level, together with a larger number of outstanding shares that will potentially generate more business and a higher financial volume, thus giving rise to added value to Stockholders. Noteworthy is also the possibility of adjusting the share price, to make it compatible with the fact that the Company’s equity is divided into a higher number of shares. Finally, the share bonus will imply, for those Stockholders who are individuals, the delivery of shares at the cost of R$ 29.832759281767 per share (for the purposes of the provision of Paragraph 1 of Article 47 of the Regulatory Instruction No. 1,022 of the Federal Revenue Office of Brazil, of April 5, 2010), which will change the acquisition cost of the shares held by said Stockholders.

(II) INCREASE OF AUTHORIZED CAPITAL LIMIT

Proportionally to the bonus of ten per cent (10%) in Company’s shares, the intention is to increase the authorized capital limit, so that the Company may carry out the increase in capital stock by decision of the Board of Directors, irrespective of the statutory amendment, up to the limit of seven billion, two hundred and sixty million (7,260,000,000) shares, of which three billion, six hundred and thirty million (3,630,000,000) are common shares and three billion, six hundred and thirty million (3,630,000,000) are preferred shares. Accordingly, the proposal is to amend item 3.1 of the Bylaws to provide for the new authorized capital limits. Such rule does not have immediate economic effect on the Company that, however, in view of the proposed share bonus, continues with the prerogative of keeping the same levels of total authorized capital limits existing before the operation.

(III) SIMPLIFY THE WORDING ON THE APPROVAL OF THE AGGREGATE COMPENSATION OF MANAGEMENT MEMBERS

The intention is to simplify the wording on the manner of approving the aggregate and annual management compensation at Stockholders’ Meeting. Therefore, the Stockholders’ Meeting shall approve an amount for the total aggregate compensation, which includes the amounts related to the members of the Board of Directors and the Board of Officers, without specifying them. Accordingly, the proposal is to amend items 4.3 “c” and 5.2 of the Company’s Bylaws to reflect the aforementioned. These amendments have no economic effects on the Company.

(IV) ADJUST AND SIMPLIFY THE WORDING ON THE AUDIT COMMITTEE

The intention is to adjust the wording on the composition of the Audit Committee in order to reflect the Company’s new reality. Based on the current Company’s governance, the obligation that the chair of the Audit Committee be held by one of the members of the Board of Directors is no longer justified. We emphasize that the composition of the Audit Committee is still in compliance with the regulations in force. Additionally, the intention is that the wording on the term of office of the members of the Audit Committee be simplified, since the consecutive four-time reappointment does not necessarily coincide with the maximum five-year term of office of the Audit Committee members, as set forth in Resolution No. 3,198, of May 27, 2004 of the National Monetary Council (CMN). Therefore, the proposal is to amend items 7.1 and 7.1.3 of the Bylaws. These amendments have no economic effects on the Company.

(V) CLARIFY HOW THE COMPANY IS REPRESENTED BY ATTORNEYS-IN-FACT

The purpose is to improve the provisions related to the representation of the Company by attorneys-in-fact and clarify the rules on granting proxies to a single attorney-in-fact. Accordingly, in exceptional cases, the Company could be represented by a single attorney-in-fact: (a) before any government body, direct or indirect; in acts that do not imply the assumption or waiver of rights and obligations; (b) with proxies with “ad judicia” clause; (c) at general meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which the Company has interests. The Board of Directors may also provide for or establish exceptions in addition to those previously provided for. Accordingly, the proposal is to amend the heading of Article 10 in order to adjust it to the purpose of the provision and to amend item 10.2 of the Bylaws to reflect the aforementioned. We emphasize that these amendments have no economic effects on the Company.

(VI) BYLAWS HIGHLIGHTING THE AMENDMENTS PROPOSED IN ITEMS (I) TO (V) ABOVE

Current Wording	Proposed Wording

Article 1 – DENOMINATION, TERM AND HEAD OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A. was incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.
Unchanged.
Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.	Unchanged.

Article 3. - CAPITAL AND SHARES - The subscribed and paid-in capital stock is R$ 60,000,000,000.00 (sixty billion reais), represented by 5,028,029,710 (five billion, twenty-eight million, twenty-nine thousand and seven hundred and ten) book entry shares, with no par value, being 2,518,215,040 (two billion, five hundred and eighteen million, two hundred and fifteen thousand and forty) common and 2,509,814,670 (two billion, five hundred and nine million, eight hundred and fourteen thousand and six hundred and seventy) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

Article 3. - CAPITAL AND SHARES - The subscribed and paid-in capital stock is R$ 75,000,000,000.00 (seventy-five billion reais), represented by 5,530,832,681 (five billion, five hundred thirty million, eight hundred thirty- two thousand and six hundred and eighty-one) book entry shares, with no par value, being 2,770,036,544 (two billion, seven hundred and seventy million, thirty-six thousand and five hundred and forty-four) common and 2,760,796,137 (two billion, seven hundred and sixty million, seven hundred and ninety-six thousand and one hundred and thirty-seven) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1. Authorized Capital - The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,600,000,000 (six billion and six hundred million) shares, being 3,300,000,000 (three billion and three hundred million) common and 3,300,000,000 (three billion and three hundred million) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76.

3.1. Authorized Capital - The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 7,260,000,000 (seven billion, two hundred and sixty million) shares, being 3,630,000,000 (three billion, six hundred and thirty million) common and 3,630,000,000 (three billion, six hundred and thirty million) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76.

3.2. Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.
Unchanged.

3.3. Book Entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law No. 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.
Unchanged.

3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.
Unchanged.

3.5. Acquisition of Voting Rights by the Preferred Shares - The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.
Unchanged.

Article 4º - GENERAL MEETING - The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.
Unchanged.
4.1. - The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stock holder appointed by the chair as secretary.	Unchanged.
4.2. - Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged.

4.3. - The following is the exclusive prerogative of the General Meeting:

a) decisions with respect to the financial statements and the distribution and allocation of profits;

b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers, specifying the amount applicable to each one of these bodies;

d) appoint, elect and remove members of the Board of Directors;

e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;

f) decide on retained profits or the constitution of reserves; and

g) decide on plans for stock option grants of shares issued by the company or by its controlled companies.
c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.
Unchanged.

5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minutes book of the Board of Directors or the Board of Executive Officers, as the case may be, conditioned on the prior subscription to the Statement of Consent by the management, pursuant to the provisions in Level 1 Regulation of Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).
Unchanged.

5.2. Management Compensation - The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders’ Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.

5.2. Management Compensation - The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders’ Meeting in the form of a global and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.

Article 6 – BOARD OF DIRECTORS - The Board of Directors will comprise individuals, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.
Unchanged.
6.1. The positions of chairman of the Board of Directors and The Chief Executive Officer or main executive of the company may not be accumulated by the one and same person.	Unchanged.

6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.
Unchanged.

6.3. In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.
Unchanged.

6.4. The unified term of office of a member of the Board of Directors is for one year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.
Unchanged.
6.5. No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.	Unchanged.

6.6. The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand, its decisions only being valid in the presence of at least an absolute majority of its appointed members.
Unchanged.

6.7. It is incumbent on the Board of Directors:

I. to establish the general guidelines of the company;

II. to elect and remove from office the company’s Officers and establish their functions;

III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV. to supervise the administration of the Board of Officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII. to decide on budgets for results and for investments and respective action plans;

VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX. to decide on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semi-annual balance sheet;

X. to make decisions on payment of interest on stockholders’ equity;

XI. to decide on buy-back operations on a nonpermanent basis;

XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction No. 390, of July 8, 2003 and subsequent changes;

XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV. to elect and remove the members of the Audit and Compensation committees;
Unchanged.

XV. to approve the operational rules that the Audit and Compensation committees may establish for their own functioning and be aware of the committees’ activities through their reports;

XVI. to approve direct or indirect investments and divestments in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII. to decide, within the limit of the authorized capital, on the increase of capital and the issuance of credit instruments and other instruments, pursuant to item 3.1.

Article 7 – AUDIT COMMITTEE - The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.
Unchanged.

7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of recognized competence and outstanding knowledge, conditional on: (i) the chair being held by one of the members of the Board of Directors; and (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.

7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, provided that at least one of the members of this Committee is designated the Financial Specialist and shall have proven knowledge of the accounting and auditing areas.

7.1.1. The basic conditions for the exercise of a member of the Audit Committee are:

a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;
b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.
Unchanged.

7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.
Unchanged.

7.1.3. Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

7.1.3. The members of the Audit Committee shall have a term of office of no more than five years and may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.
Unchanged.

7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.
Unchanged.

7.3.1. The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body.
Unchanged.

7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semiannual report shall be prepared at the end of the first semester of each fiscal year.
Unchanged.
7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.	Unchanged.

Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.
Unchanged.
8.1. The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.	Unchanged.

8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.
Unchanged.

8.1.2. The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.
Unchanged.

8.1.3. The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.
Unchanged.

8.2. It is incumbent on the Compensation Committee:
I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;
II. supervise the implementation and operating of the compensation policy for the company’s members of management;
III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;
IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;
V. evaluate future internal and external scenarios and their possible impacts on management compensation policy;
VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and
Unchanged.

VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution No. 3,921/2010.
8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.	Unchanged.

8.4. The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.
Unchanged.

8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.
Unchanged.

Article 9 – BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.
Unchanged.

9.1. The Board of Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Executive Vice Presidents, Executive Officers and Officers, in accordance with what is decided by the Board of Directors when establishing these positions.
Unchanged.

9.2. In the case of absence or incapacity of any Officer, the Board of Officers will choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Executive Vice President appointed by him/her.
Unchanged.
9.3. Should any position become vacant, the Board of Directors may designate an Officer to act as deputy in order to complete the term of office of the substituted Officer.	Unchanged.
9.4. The Officers will have mandates of 1 (one) year’s duration, are eligible for reelection and remain in their positions until their successors take office.	Unchanged.

9.5. An officer may not be elected to take office (i) as the Chief Executive Officer if he/she is 62 (sixty-two) years of age on the date of his/her election, or (ii) in other positions of the Board of Officers if he/she is 60 (sixty) years of age on the date of his/her election.
Unchanged.

Article 10- OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and Chief Executive Officer or Executive Vice- President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

Article 10- REPRESENTATION OF THE COMPANY, OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and Chief Executive Officer or Executive Vice-President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

10.1. Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in sub-paragraph XVI of item 6.7., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.
Unchanged.

10.2. The company may be represented, jointly, (i) by an Officer and an Attorney-in-Fact, or (ii) by two Attorneys-in-Fact. Outside the domain of the company’s registered offices, representation may be made in isolation by an Attorney-in-Fact, with specific powers. In the appointment of Attorneys-in-Fact, the company shall be represented by two Officers, one of whom shall be obligatorily Chief Executive Officer or Vice-President or Executive Officer. With the exception of those of a judicial nature, power of attorney shall have a mandatory term of no more than one year.

10.2. The company may also be represented, jointly, (i) by an Officer and an Attorney-in-Fact, (ii) by two Attorneys-in-Fact.

10.2.1. In exceptional cases, the Company may be represented by a single Attorney-in-Fact: (i) before any government body, direct or indirect; in acts that do not imply the assumption or waiver of rights and obligations; (b) with proxies with “ad judicia” clause; (c) at general meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which the Company has interests; and

10.2.2. The Board of Directors may provide for or establish exceptions in addition to those provided for in subitem 10.2.1.

10.2.3. In the appointment of Attorneys-in-Fact, the company shall be represented by two officers, one of whom shall be obligatorily Chief Executive Officer, or Vice-President or Executive Officer. With the exception of those of a judicial nature, power of attorney shall have a mandatory term of no more than one year.

10.3. It is the responsibility of the Chief Executive Officer to convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.
Unchanged.
10.4. Executive Vice Presidents and Executive Directors are responsible for the administration of the banking operations.	Unchanged.
10.5. It is incumbent on the Officers to manage areas or specific portfolios of the company the responsibility for which is attributed to them by the Board of Officers.	Unchanged.

Article 11 – FISCAL COUNCIL- The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law No. 6,404/76.
Unchanged.

Article 12 – FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.
Unchanged.

Article 13 – ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:
Unchanged.
13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	Unchanged.

13.2. The amount to be allocated to dividend payments to stockholders will be specified, in accordance with the provisions in Article 14 and the following rules:

a) the preferred shares will have the right to the priority minimum annual dividend (article 3, sub-paragraph I);

b) the amount of the mandatory dividend that remains after the dividend payment addressed in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.
Unchanged.

13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve mentioned under Article 15, “ad referendum” of the General Meeting.	Unchanged.

Art. 14 – MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with sub-paragraphs II and III of the same law.
Unchanged.

14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.
Unchanged.

14.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.
Unchanged.

Article 15 – STATUTORY RESERVES - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I - Dividend Equalization Reserve; II - Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Investees.
Unchanged.

15.1. The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:
a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law No. 6,404/76;
b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;
c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and
d) originating from the credits corresponding to interim dividend payments (item 14.1).
Unchanged.

15.2. Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law No. 6,404/76.
Unchanged.

15.3. Reserve for Capital Increase in Investees will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law No. 6,404/76.
Unchanged.

15.4. From time to time when proposed by the Board of Directors, portions of these reserves will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.
Unchanged.

15.5. The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.
Unchanged.
Article 16 – BENEFICIAL OWNERS - The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.

Article 17 – LISTING SEGMENT - With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).
Unchanged.

ATTACHMENT V

ATTACHMENT 9-I-II OF CVM INSTRUCTION 481 – PROPOSAL FOR ALLOCATION OF PROFITS

Allocation of net income

We propose that the net income for the year reported in the financial statements at December 31, 2013, according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, in amount of R$ 11,661,389,121.25, is allocated as follows: (a) R$ 583,069,456.06 to the Legal Reserve; (b) R$ 5,842,433,686.62 to the payment of dividends and interest on capital, included in the mandatory dividend amount, pursuant to Article 9 of Law No. 9,249/95, and (c) R$ 5,235,885,978.57 to statutory reserves, of which R$ 1,319,634,989.28 to the Reserve for Dividend Equalization, R$ 1,481,922,195.71 to the Reserve for Working Capital Increase, and R$ 2,434,328,793.58 to the Reserve for Capital Increase in Investees.

We inform that all reported data, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding S.A.

We made monthly dividend payments, based on the stockholding position on the last day of the prior month, on the first working day of the subsequent month, as well as additional payments (half yearly), for which the Board of Directors defines the base date for the stockholding position and payment date. Regarding half-yearly payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. This amount is declared as a dividend “additional” to that paid monthly. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, see the Items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction 481/09.

1.           Net Income for the year

R$ 11,661,389,121.25.

2.           Total and per share dividend amount, including dividend advances and interest on capital already declared

The total amount distributed as dividend advances and interest on capital was R$ 5,842,433,686.62 (gross), of which R$ 5,095,080,334.71 is net of taxes. Such amount corresponds to the percentage of net income indicated in item 3 below, paid as advance on mandatory minimum dividend. Therefore, a proposal will be submitted to the Annual Stockholders’ Meeting for ratification of declarations and distributions already made, and no new declaration will be proposed.

Net amount per share: R$ 1.0340.

3.           Percentage of distributed net income for the year

The net amount distributed as dividends and interest on capital corresponds to 44% of net income for the year and 46% of adjusted net income for the amount allocated to legal reserve.

4.           Total and per share distributed dividend based on the net income for prior years

None.

5.           Gross amount

a.           Gross amounts of dividends and interest on capital, separately, per share type and class, deducted from advance dividends and interest on capital already declared

No proposal will be submitted to the Annual Stockholders’ Meeting for declaration of dividends or interest on capital additional to that already declared.

b.           The payment methods and terms of dividend and interest on capital, deducted from advance dividends and interest on capital already declared

As mentioned in sub item “a” of this item, the mandatory dividend related to 2013 has been fully declared by the Board of Directors and paid to stockholders. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows:

•	Holders of American Depositary Receipts (ADR):

The payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders.

•	Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.:

The payment will be made through direct credit to the respective current accounts.

•	Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account:

The payment will be made through wire transfer (DOC or TED), according to the respective amounts.

•	Stockholders whose shares are deposited in fiduciary custodies of BM&FBOVESPA.

The payment will be made directly to BM&FBOVESPA, via BM&FBOVESPA’s services of Centralize Depositary (former CBLC), which will be responsible for transferring it to stockholders, through the depositor brokerage firms.

•	Holders of bearer shares not yet converted into book-entry shares:

The payment will be made after the delivery of the corresponding certificates for the mandatory conversion.

No proposal will be submitted to the Annual Stockholders’ Meeting for declaration of dividends or interest on capital additional to those already declared. For the dates of payments already made, see the table in item 6 of this document.

c.           Possible restatement and interest on dividends and interest on capital

None.

d.           Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them

See sub item “a” of this item.

6.           Amounts of dividends and interest on capital already declared and date of respective payments

		Stockholding		Value per Share
Base period	Type of Payment	Position	Payment date	Gross	Net
2013	Supplementary interest on capital	2.18.2014	2.28.2014	R$ 0.5236	R$ 0.4451
December	Interest on capital	12.20.2013	2.28.2014	R$ 0.5236	R$ 0.4451
December	Dividends	11.29.2013	1.02.2014	R$ 0.2036	R$ 0.1731
November	Dividends	10.31.2013	12.02.2013	R$ 0.0150	R$ 0.0150
October	Dividends	9.30.2013	11.01.2013	R$ 0.0150	R$ 0.0150
September	Dividends	8.30.2013	10.01.2013	R$ 0.0150	R$ 0.0150
August	Supplementary interest on capital	8.06.2013	8.21.2013	R$ 0.0150	R$ 0.0150
August	Dividends	7.31.2013	9.02.2013	R$ 0.2774	R$ 0.2358
July	Dividends	6.28.2013	8.01.2013	R$ 0.0150	R$ 0.0150
June	Dividends	5.31.2013	7.01.2013	R$ 0.0150	R$ 0.0150
May	Dividends	4.30.2013	6.03.2013	R$ 0.0150	R$ 0.0150
April	Dividends	3.28.2013	5.01.2013	R$ 0.0150	R$ 0.0150
March	Dividends	2.28.2013	4.01.2013	R$ 0.0150	R$ 0.0150
February	Dividends	1.31.2013	3.01.2013	R$ 0.0150	R$ 0.0150
January	Dividends	12.28.2012	2.01.2013	R$ 0.0150	R$ 0.0150

7.           Provide a comparative table indicating the following per share amounts by type and class:

a.           Net income for the year and the previous three (3) years
R$

	2013	2012	2011
Net income	11,661,389,121.25	10,799,538,178.68	11,890,195,760.13
Net income per share	2.35	2.39	2.63
Net income per share – adjusted by the effect of bonuses	2.35	2.17	2.39

For calculation of net income per share, the net income is divided by the number of shares outstanding at the closing date of the year.

b.           Dividend and interest on capital distributed in the previous three (3) years
R$

	2013	2012	2011
Common shares	1.0340	1.0000	0.9727
Preferred shares	1.0340	1.0000	0.9727

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the closing date of the year.

8.           Allocation of earnings to the legal reserve

a.           Amount allocated to the legal reserve

R$ 583,069,456.06.

b.            Details of the calculation method of the legal reserve

Pursuant to Article 193 of Law No. 6,404/76 and Article 13.1 of our Bylaws, five per cent (5%) was allocated for setting up the Legal Reserve, which shall not exceed twenty per cent (20%) of total capital.

9.           Preferred shares entitled to fixed or minimum dividends

a.           Calculation method of fixed or minimum dividends

Annual minimum dividend of R$ 0.022 per share, adjusted in case of split or reverse split of shares.

b.           Sufficiency of earnings for the year for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of minimum dividends.

c.           Accumulation of possible unpaid portion

Minimum dividends are not cumulative.

d.           Total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established to our preferred shares would be R$ 53,700,848.51.

e.           Fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10.         Mandatory dividend

a.           Calculation method stipulated in the bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of Law No. 6,404/76 and in compliance with items II and III of the same legal provision.

b.           Payment

The mandatory dividend was fully paid, pursuant to item 6 above.

c.           Possibly retained amount

There were no retained amounts.

11.           Retention of mandatory dividend due to the financial condition of the company

There were no retention of mandatory dividends.

12.           Allocation of earnings to the reserve for contingencies

No allocation of earnings to the reserve for contingencies was made.

13.           Allocation of earnings to the realizable profit reserve

No allocation of earnings to realizable profit reserve was made.

14.           Allocation of earnings for statutory reserves

a.           Statutory clauses that set forth the reserve

Upon proposal of the Board of Directors, the Annual Stockholder’s Meeting may resolve to set up the following reserves: I - Reserve for Dividend Equalization, II - Reserve for Working Capital Increase, and III - Reserve for Capital Increase in Investees.

The Reserve for Dividend Equalization will be limited to 40% of the value of our capital stock, for the purpose of assuring funds for paying dividends, including interest on capital, or its advances, with the objective of maintaining a payment flow to stockholders, being composed with funds: a) equivalent to up to 50% of the net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) up to equivalent to up to 100% of the amount of the adjustments from previous years, recorded as retained earnings; and (d) credits corresponding to the dividend advances.

The Reserve for Working Capital Increase will be limited to 30% of the amount of capital stock, and its purpose is to purpose to guarantee resources for the company’s operations, being formed with funds equivalent to up to 20% of the net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76.

The Reserve for Capital Increase in Investees will be limited to 30% of the amount of capital stock, and its purpose is to guarantee the right of first refusal in capital increases of participating companies, being composed with funds equivalent to up to 50% of net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76.

Upon proposal of the Board of Direction, portions of these reserves will be periodically capitalized so that the respective amount does not exceed the limit of 95% of capital stock. The balance of these reserves, added to the Legal Reserve, may not exceed capital stock.

b.           Amount allocated to the statutory reserves

R$ 1,319,634,989.28 to the Reserve for Dividend Equalization, R$ 1,481,922,195.71 to the Reserve for Working Capital Increase and R$ 2,434,328,793.58 to the Reserve for Capital Increase in Investees.

c.           Calculation method of the amount allocated to the reserve

The calculation method follows the guidelines of the Bylaws, allocating up to 50% of net income to set up the Reserve for Dividend Equalization, up to 20% of net income to set up the Reserve for Working Capital Increase and up to 50% of net income to set up the Reserve for Capital Increase in Investees.

15.           Retention of earnings stipulated in capital budget

There were no retained earnings.

16.           Allocation of earnings to the reserve for tax incentives

No allocation of earnings to the reserve for tax incentives was made.

ATTACHMENT VI

ITEMS 12.6 TO 12.10 OF ATTACHMENT 24 OF THE CVM INSTRUCTION 480/09

With respect to each member of the issuer’s Board of Directors, which reelection will be proposed by the controlling stockholder, see the following information:

Board of Directors

Name	Pedro Moreira Salles
Age	54
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer
Chairman of the Board of Directors (non-executive director)
Chairman of the Strategy Committee
Chairman of the Nomination and Corporate Governance Committee
Chairman of the Personnel Committee
Chairman of the Compensation Committee

Nominated by the controlling stockholder	Yes

Name	Alfredo Egydio Arruda Villela Filho
Age	44
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer
Vice-Chairman of the Board of Directors (non-executive director)
Member of the Disclosure and Trading Committee
Member of the Nomination and Corporate Governance Committee
Member of the Compensation Committee

Nominated by the controlling stockholder	Yes

Name	Roberto Egydio Setubal
Age	59
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Vice-Chairman of the Board of Directors (executive director) and C.E.O. Member of the Strategy Committee Member of the Capital and Risk Management Committee Member of the Personnel Committee
Nominated by the controlling stockholder	Yes

Name	Alfredo Egydio Setubal
Age	55
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer
Member of the Board of Directors (executive director) and Executive Vice-President
Member of the Disclosure and Trading Committee
Member of the Nomination and Corporate Governance Committee
Investor Relations Officer

Nominated by the controlling stockholder	Yes

Name	Candido Botelho Bracher
Age	55
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Board of Directors (executive director) and Executive Vice-President Member of the Capital and Risk Management Committee Member of the Personnel Committee
Nominated by the controlling stockholder	Yes

Name	Demosthenes Madureira de Pinho Neto
Age	54
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	847.078.877-91
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Board of Directors (non-executive director) Member of the Capital and Risk Management Committee Member of the Nomination and Corporate Governance Committee
Nominated by the controlling stockholder	Yes

Name	Gustavo Jorge Laboissière Loyola
Age	61
Profession	PhD in Economics
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Board of Directors (independent director) Member of the Capital and Risk Management Committee Member of the Related Parties Committee Chairman of the Audit Committee
Nominated by the controlling stockholder	Yes

Name	Henri Penchas
Age	68
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Board of Directors (non-executive director) Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Compensation Committee
Nominated by the controlling stockholder	Yes

Name	Israel Vainboim
Age	69
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Board of Directors (independent director) Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Compensation Committee
Nominated by the controlling stockholder	Yes

Name	Nildemar Secches
Age	65
Profession	Mechanical Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	589.461.528-34
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Board of Directors (independent director) Member of the Strategy Committee Member of the Personnel Committee Chairman of the Related Parties Committee
Nominated by the controlling stockholder	Yes

Name	Pedro Luiz Bodin de Moraes
Age	57
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Board of Directors (independent director) Chairman of the Capital and Risk Management Committee Member of the Compensation Committee Member of the Related Parties Committee
Nominated by the controlling stockholder	Yes

Name	Ricardo Villela Marino
Age	40
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Office held	Member of the Board of Directors
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Board of Directors (executive director) Member of the Strategy Committee Member of the Personnel Committee
Nominated by the controlling stockholder	Yes

With respect to each member of the Issuer’s Fiscal Council, which reelection will be proposed by the holders of controlling and preferred shares (Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI), information is as follows:

Fiscal Council

Name	Alberto Sozin Furuguem
Age	71
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	046.876.477-15
Office held	Effective member of the Fiscal Council
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Effective member of the Fiscal Council
Nominated by the controlling stockholder	Yes

Name	Iran Siqueira Lima
Age	69
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	035.001.957-68
Office held	Effective member of the Fiscal Council
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Effective member of the Fiscal Council
Nominated by the controlling stockholder	Yes

Name	João Costa
Age	63
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	476.511.728-68
Office held	Alternate Member of the Fiscal Council
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Alternate Member of the Fiscal Council
Nominated by the controlling stockholder	Yes

Name	José Caruso Cruz Henriques
Age	66
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	372.202.688-15
Office held	Alternate Member of the Fiscal Council
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Alternate Member of the Fiscal Council
Nominated by the controlling stockholder	Yes

Name	Luiz Alberto de Castro Falleiros
Age	57
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	024.351.769-80
Office held	Effective member of the Fiscal Council
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Effective member of the Fiscal Council
Nominated by the controlling stockholder	No (nominated by the Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI / member to be elected by holders of preferred shares)

Name	Ernesto Rubens Gelbcke
Age	70
Profession	Accountant
Individual Taxpayer’s Registry (CPF) number or passport number	062.825.718-04
Office held	Alternate Member of the Fiscal Council
Date of election	04/23/2014
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Alternate Member of the Fiscal Council
Nominated by the controlling stockholder	No (nominated by the Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI / member to be elected by holders of preferred shares)

12.7. – Composition of the statutory committees and of the audit, finance and compensation committees

Not applicable

With respect to each of the Issuer’s Board of Directors and Fiscal Council members, please provide:
a) Curriculum vitae, containing the following information:
I - Main professional experience for the past five years, indicating:
• Company name
• Position and functions inherent in the position
• Main activity of the company in which these functions were performed, mentioning the companies or organizations that are part of the economic group of (i) the issuer, or (ii) of direct or indirect stockholders with an interest equal to or higher than 5% in a same class or type of the issuer’s securities

MEMBERS OF THE BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES

Professional experience:

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since January 2009 (non-executive director); Chairman of the Strategy, Nomination and Corporate Governance, Personnel and Compensation Committees since June 2009; Executive Vice-President from November 2008 to August 2009.
Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2009 to April 2012.
Main activity of the company: Multiple bank, with portfolio investment

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors from 2004 to November 2008; Chief Executive
Officer from April 2004 to November 2008.
Main activity of the company: Multiple-service bank, with commercial portfolio.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008
Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chairman of the Board of Directors from 2008 to April 2012; Member of the Board of Directors since 2012.
Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012.
Main activity of the company: Holding company.

Unibanco Holdings S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from April 2004 to November 2008.
Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.
Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.
Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010.
Main activity of the company: Communication and Information Technology.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A., Totvs S.A., and Porto Seguro S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction- NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Member of the Board of Directors since August 1995 and Vice-Chairman since May 2011; Chief Executive Officer and General Manager since September 2008; Chairman of the Ethics, Disclosure and Trading Committee since April 2005, Chairman of the Investment Policies Committee and Member of the Accounting Policies Committee from August 2008 to April 2011.
Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors since March 2003 (non-executive director); Member of the Disclosure and Trading Committee since May 2005; Member of the Nomination and Corporate Governance Committee since June 2009, Member of the Compensation Committee since February 2011, and of the Accounting Policies Committee from May 2008 to April 2009.
Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from 2001 to March 2003.
Main activity of the company: Multiple-service bank, with commercial portfolio.

Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman of the Board of Directors since 2008; Member of the Personnel, Nomination and Corporate Governance Committee since November 2009.
Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Member of the Board of Directors from April 2004 to April 2010, Chairman of the Board of Directors from April 2009 to November 2009; and Vice-Chairman of the Board of Directors from April 2004 to April 2009 and from November 2009 to April 2010. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Member of the Board of Directors since April 1997; Vice-Chairman since January 2010; and Chairman from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009.
Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Academic Background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.
II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Duratex S.A., Elekeiroz S.A., and Itautec S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction- NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ROBERTO EGYDIO SETUBAL

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Executive Vice-Chairman since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.
Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director), Chief Executive Officer since March 2003, Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy and Personnel Committees since June 2009; Member of the Capital and Risk Management Committee since May 2008; Member of the Nomination and Compensation Committee from May 2005 to April 2009; and Member of the Accounting Policies Committee from May 2008 to April 2009.
Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer since April 1994; General Manager since August 1990; Member of the Board of Directors from April 1995 to March 2003
Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors since February 2003.
Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: C.E.O. from November 2008 to April 2010.
Main activity of the company: Multiple-service bank.

Itauseg Participações S.A.: Chairman of the Board of Directors since July 2005; Chief Executive Officer from March 2005 to July 2008
Main activity of the company: Holding company.

Other: President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2000 and currently President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN); Member of the Board of the International Monetary Conference since 1994 and in 2010 he was elected President of the Institution; Member of the International Advisory Committee of The Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000; Member of the China Development Forum since 2010.

Academic Background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Unibanco – União de Bancos Brasileiros S.A. and Itauseg Participações S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction- NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO SETUBAL

Professional experience:
Itaúsa – Investimentos Itaú S.A.: Vice-Chairman of the Board of Directors since September 2008; Member of the Ethics, Disclosure, and Trading Committee since August 2008, and of the Investment Policies Committee from August 2008 to April 2011.
Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2007 (executive director); Executive Vice-President and Investor Relations Officer since March 2003: Chairman of the Disclosure and Trading Committee since April 2005; Member of the Nomination and Corporate Governance Committee since June 2009; and Member of the Accounting Policies Committee from May 2008 to April 2009.
Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.
Main activity of the company: Holding companies of non-financial institutions.

Itaú Unibanco S.A.: Executive Vice-President since March 1996; Investor Relations Officer from 1995 to 2003; Executive Officer from 1993 to 1996; Managing Director from 1988 to 1993
Main activity of the company: Multiple-service bank, with commercial portfolio.

Others: National Association of Investment Banks – ANBID: Vice-President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker-Dealers – ADEVAL: Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies – ABRASCA: Member of the Management Board since 1999; Brazilian Institute of Investors Relations – IBRI: Member of the Board of Directors from 1999 to 2009; President of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art – MAM Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getulio Vargas, with specialization course at INSEAD (France).

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., and Investimentos Bemge S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction- NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III- Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: CANDIDO BOTELHO BRACHER

Professional experience:

Itaú Unibanco Holding S.A.: Executive Vice-President since May 2005; Member of the Board of Directors since November 2008 (executive director); Member of the Personnel Committee since June 2009 and of the Capital and Risk Management Committee since April 2013.
Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-President of the Board of Directors since February 2003; Chief Executive Officer since April 2005; Executive Vice-President from February 2003 to April 2005, in charge of the Commercial, Capital Markets, and Human Resources Policies areas.
Main activity of the company: Multiple bank, with investment portfolio

BM&F Bovespa S.A.: Member of the Board of Directors since April 2009.

Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013.

Academic Background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getulio Vargas in 1980.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., BM&F Bovespa S.A. and Companhia Brasileira de Distribuição, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction- NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: DEMOSTHENES MADUREIRA DE PINHO NETO

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012 (non-executive director). Member of the Nomination and Corporate Governance and Capital and Risk Management Committees since April 2012.
Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Director from November 2008 to April 2011.
Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Vice-President from November 2008 to April 2009.
Main activity of the company: Multiple bank, with portfolio investment.

Unibanco – União de Bancos Brasileiros: Vice-President from July 2005 to April 2011.
Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Director from August 2002 to July 2005.

ANBID: Vice-President from 2000 to 2003.

Dresdner Asset Management: Chief Executive Officer from November 1999 to 2002.

Banco Central do Brasil: Director of International Affairs from 1997 to March 1999.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Professor of Economics and Finance at FGV-SP, PUC-RJ and INSPER / IBEMEC SP: from 1991 to 2004.

Academic Background: Bachelor and Master´s degree in Economics from PUC-RJ and PhD in Economics from University of California, Berkeley.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction- NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name:  GUSTAVO JORGE LABOISSIÈRE LOYOLA

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2006 (independent director); Chairman of the Audit Committee since September 2008; Member of the Audit Committee from May 2007 to September 2008; Member of the Capital and Risk Management Committee since May 2008 and of the Related Parties Committee since April 2013; President of the Fiscal Council from March 2003 to April 2006.
Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.
Main activity of the company: Consultancy

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003
Main activity of the company: Consultancy

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998
Main activity of the company: Consultancy on Economics

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997
Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992

Academic Background: Bachelor´s degree in Economics from Universidade de Brasília in 1979, Ph.D. in Economics from Fundação Getulio Vargas (RJ) in 1983.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction- NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name:  HENRI PENCHAS

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Executive Vice-President since April 2009; Executive Director from December 1984 to April 2008; Investor Relations Officer and Member of the Ethics, Disclosure and Trading Committee from 1995 to April 2008 and since April 2009; Member of Investment Polices and Accounting Polices Committees from August 2008 to April de 2011.
Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since March 2003 and of the International Advisory Board from March 2003 to April 2009; Senior Vice-President from March 2003 to May 2008. Member of the Compensation Committee since February 2011; Member of the Strategy and of the Appointments and Corporate Governance Committees since June 2009; Member of the Disclosure and Trading Committee from May 2005 to April 2009; and Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009.
Main activity of the company: Holding company.

Itaú Unibanco S.A.: Member of the Board of Directors from April 1997 to March 2003; Senior Vice-Chairman from April 1997 to April 2008; Executive Vice-Chairman from April 1993 to March 1997, Executive Director from 1988 to 1993 in charge of the Economic Control Area
Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors since February 2003; Vice-Chairman of the Board of Directors from February 2003 to April 2009.
Main activity of the company: Multiple bank, with investment portfolio.

Duratex S.A.: Effective Member of the Board of Directors and Member of the Audit Committee and of the Risk Management Committee since April 2013; Chief Executive Officer from August 2009 to April 2013 and General Director from April to August 2009; Member of the Disclosure and Trading Committee since December 2009.
Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Effective Member of the Board of Directors since April 2013.
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A. – Itautec Group: Effective Member of the Board of Directors, Chief Executive Officer and Member of the Disclosure Committee since April 2013.
Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Academic Background: Bachelor´s degree in Mechanical Engineering from Universidade Mackenzie in 1968 and post-graduate degree in Finance from Fundação Getulio Vargas.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Duratex S.A., Elekeiroz S.A. and Itautec S.A. – Itautec Group, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction- NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name:  ISRAEL VAINBOIM

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since November 2008 (independent director); Member of the Strategy and of the Nomination and Corporate Governance Committees since June 2009 and of the Compensation Committee since April 2013.
Main activity of the company: Holding company.

Unibanco – União de Bancos Brasileiros S.A.: He joined Unibanco in 1969, elected as Executive Vice President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.
Main activity of the company: Multiple service bank, with commercial portfolio

Unibanco Holdings S.A.: Chief Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1988 to 2009
Main activity of the company: Holding company.

Embraer S.A.: Member of the Board of Directors since April 2009.

Cia Iochpe-Maxion: Member of the Board of Directors since January 2008.

Souza Cruz S.A.: Member of the Board of Directors from March 2000 to April 2010.

Usiminas: Chairman of the Board of Directors from April 2010 to March 2012.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (UFRJ); and master’s degree in Business Administration, MBA, from Stanford University

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Bancos Brasileiros S.A., Embraer S.A., Cia. Iochpe-Maxion, Souza Cruz S.A. and Usiminas, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction- NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name:  NILDEMAR SECCHES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012 (independent director); Member of the Strategy Committee since April 2012 and Member of the Related Parties and Personnel Committees since April 2013.
Main activity of the company: Holding company.

WEG S.A.: Vice-Chairman of the Board of Directors since 1998.

Iochpe-Maxion: Vice-Chairman of the Board of Directors since 2004.

Ultrapar S.A.: Member of the Board of Directors since April 2002.
Main activity of the company: distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: Member of the Board of Directors since May 2008.

BRF – Brasil Foods: Chairman of the Board of Directors from April 2007 to April 2013.
Main activity of the company: food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.
Main activity of the company: food industry.

Grupo Iochpe-Maxion: Corporate General Director from 1990 to 1994.
Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.
Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Academic background: Bachelor’s degree in Mechanical Engineering from Universidade de São Paulo (USP) of São Carlos, post- graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas (SP).

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., BRF – Brasil Foods, Weg S.A., Suzano Papel e Celulose, Iochpe-Maxion and Ultrapar S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: PEDRO LUIZ BODIN DE MORAES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since November 2008 (independent director); Member of the Capital and Risk Management Committee since June 2009; Member of the Remuneration Committee since April 2012 and Member of the Related Parties Committee since April 2013.
Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from April 2003 to August 2009.
Main activity of the company: multiple-service bank, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991.
Main activity of the company: development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.
Main activity of the company: Holding company.

Academic background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name:  RICARDO VILLELA MARINO

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011; Member of the Investment Policies Committee from August 2008 to April 2011.
Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2008 (executive director); Member of the Personnel Committee since June 2009; Member of the Capital and Risk Management Committee from May 2008 to April 2009 and Member of the Strategy Committee since April 2013.
Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since April 2010; Executive Director from September 2006 to April 2010; Senior Managing Director from April 2005 to August 2006; Managing Director from April 2004 to April 2005.
Main activity of the company: multiple-service bank, with commercial portfolio.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.
Main activity of the company: manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramic and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.
Main activity of the company: manufacturing of intermediaries for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.
Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Other: Federación Latino Americana de Bancos FELABAN: President from 2008 to 2010.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Duratex S.A., Elekeiroz S.A. and Itautec S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

MEMBERS OF THE FISCAL COUNCIL

Name: ALBERTO SOZIN FURUGUEM

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2006, Alternate Member of the Fiscal Council from March 2003 to April 2006.
Main activity of the company: Holding company.

Central Bank of Brazil Economist, head of the Economics Department (1981/1983), Director (1985), Delegate in São Paulo (1991/1992) and Bookkeeper (1963/1966).

Ministry of Finance: Advisor to the Minister (Mário Henrique Simonsen term of office).

Government of the State of Rio de Janeiro: Director of the Development Bank (1975/1979) and Director of the Central Bank of Brazil (1985).

Academic background: Bachelor’s degree in Economics; post-graduate degree from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name:  IRAN SIQUEIRA LIMA

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since March 2003.
Main activity of the company: Holding company.

Central Bank of Brazil: Career employee from 1967 to 1993, where he held many positions, of which the following stand out: Deputy Head of the Capital Markets Inspection Department (1976/1979), Head of the Capital Markets Department (1979/1984), Director of the Capital Markets Area (1984), Director of the Inspection Area (1985), Regional Delegate in São Paulo-SP (1991 and 1993).

Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period in which he took away a license from the Central Bank of Brazil. In that same period (1986/1988), he founded an advisory services office in the capital markets area, where he held the position of Managing Partner from 1987 to June 1988. In July 1988, he returned to the Federal Government to carry out the duty of Secretary of Budget and Control over Government Companies (SEST) (July 1988 to March 1990); from May 1991 to December 1992, he held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A.; member of the Board of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telesp – Telecomunicações de São Paulo and Telebrás. Since 1972, he has taught subjects related to the Accounting and Finance areas in the following Universities: AEUDF, UNB, USP, and in the MBA courses of FIPECAFI.

Academic background: Bachelor’s degrees in Economics from UERJ (1969) and in Accounting from AEUDF (1973), Mr. Lima holds a post-graduate degree in Economics Engineering and Industrial Administration from Universidade Candido Mendes (1971), and a master’s degree and PhD in Accounting and Comptrollership from Universidade de São Paulo (USP) (1976 and 1998, respectively).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name:  JOÃO COSTA

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternate member of Fiscal Council since April 2009.
Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since May 2009.
Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.
Main activity of the company: Multiple-service bank, with commercial portfolio.

FEBRABAN – Brazilian Federation of Bank Associations: Effective member of the Fiscal Council from April 1997 to August 2008.

FENABAN – Brazilian Federation of Banks: Effective member of the Fiscal Council from April 1997 to August 2008.

IBCB – Brazilian Institute of Banking Science: Effective member of the Fiscal Council from April 1997 to August 2008.

State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with specialization in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: JOSÉ CARUSO CRUZ HENRIQUES

Professional experience:

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since April 2011.
Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.
Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.
Main activity of the company: Lease company.

Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.
Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaucard S.A.: Officer from December 1999 to April 2003.
Main activity of the company: Multiple-service bank, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.
Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Officer from April to October 2000.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Corhen Serviços Ltda.: Executive President since 2003.

Academic background: Law degree from Universidade de São Paulo (USP) in 1971 and post-graduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and BFB Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: LUIZ ALBERTO DE CASTRO FALLEIROS
Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2012.
Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Effective member of the Fiscal Council from April 2010 to April 2012.
Main activity of the company: Holding company.

Universidade Tiradentes: Member of the Board of Directors and Coordinator of the Audit Committee since January 2009.

Perfipar: Consulting advisor since October 2011.

Banco Indusval: Effective member of the Fiscal Council from April 2010 to April 2012.

Total Agroindústria Canavieira: Effective member of the Fiscal Council since August 2011.

AES Tiete; Tupy S.A.; Instituto Energia e Meio Ambiente: Alternate member of Fiscal Council since April 2010.

Other: FASCE Assessoria e Consultoria Empresarial S/C Ltda.; partner since April 2000.

Banco Alfa de Investimento S.A.: General Manager/Commercial Director from May 1998 to February 2000.

SABESP: Superintendent of Market Relations from May 1997 to April 1998.

Banco ABC-Roma S.A.: Deputy Investment and Underwriting Director from September 1991 to June 1996.

Banco Multiplic S.A.: Underwriting and Investment Analysis Manager from May 1986 to September 1991.

Cia. Suzano de Papel e Celulose: Analysis Coordinator from October 1984 to April 1986.

Academic background: Bachelor’s degree in Economics from the Universidade Estadual de Campinas (UNICAMP) in 1978; MBA in Finance from FACAMP in 2004.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., Itaúsa – Investimentos Itaú S.A. and Banco Indusval, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ERNESTO RUBENS GELBCKE

Professional experience:

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since April 2011.
Main activity of the company: Holding company.

Directa Auditores and Directa PKF: Founding partner (1976) and President, registered with CVM (Brazil) and PCAOB (USA)

Arthur Andersen in Brazil: Auditor from 1965 to 1976;

S.A. Ind. Reunidas F. Matarazzo and Nec do Brasil S.A.: Effective member of the Fiscal Council in 1989 and 1988, respectively;

IASB- International Accounting Standards Board: Member of the Steering Committee from January 1990 to December 1996;

CPC – Brazilian Accounting Pronouncements Committee: Effective member from 2006 to 2011;

IBGC – Brazilian Institute of Corporate Governance: Fiscal Council and Board of Directors member certifications in 2010.

Academic background: Bachelor’s degree in Accounting Science from FEA/USP, 1969. Post-graduate program from FEA USP from 1970 and 1974. Specialization in Auditing, Taxes, Costs, Computation, and Systems from Arthur Andersen, from 1965 to 1976.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.
Effective member of the Fiscal Council of COPEL – Cia. Paranaense de Energia Elétrica, from 2000 to 2004.
Alternate member of the Fiscal Council of Banco do Brasil S.A. in 2005; of AMBEV – Companhia de Bebidas das Américas in 2007, 2008 and 2009; and of Perdigão S.A., in 2009.
Effective member of the Board of Directors of TELET in 2002 and alternate member of the Board of Directors of AMERICEL S.A., in 2002.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

12.9 - With respect to the members of the Board of Directors and the Fiscal Council of the Issuer, please find below marital relationship, stable union or kinship extended to relatives once removed between:

a)	issuer’s management members

•
Alfredo Egydio Setubal (Member of the Board of Directors, Executive Vice-President and Investor Relations Officer) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO)

b)	(i) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries

•	None.

c)	(i) management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies

•
Pedro Moreira Salles (Chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, are in the controlling group of the Issuer;

•
Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (Member of the Board of Directors, Executive Vice-President and Investor Relations Officer), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal are in the controlling group of the Issuer;

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, is in the controlling group of the Issuer;

•	Ricardo Villela Marino (Member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is in the controlling group of the Issuer;

d)	(i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

•
Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

•
Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (Member of the Board of Directors, Executive Vice-President and Investor Relations Officer) are in the management of the parent company IUPAR – Itaú Unibanco Participações S.A.;

•
Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (Member of the Board of Directors, Executive Vice-President and Investor Relations Officer), together with his brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of the parent company Itaúsa – Investimentos Itaú S.A.;

•
Alfredo Egydio Setubal (Member of the Board of Directors, Executive Vice-President and Investor Relations Officer), together with his brother Ricardo Egydio Setubal, is in the management of the parent company Companhia Esa;

•	Alfredo Egydio Arruda Villela Filho takes part in the management of parent company Itaúsa – Investimentos Itaú S.A.;

•	Ricardo Villela Marino (Member of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

•	Ricardo Villela Marino (Member of the Board of Directors), together with his brother Rodolfo Villela Marino, both are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

12.10 - With respect to the members of the Board of Directors and the Fiscal Council of the Issuer, please find below the subordination, services provision or control relationships maintained for the last three years between them and:

a) Issuer’s direct or indirect subsidiary

Except for management members Alfredo Egydio Arruda Villela Filho, Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes, all the others have management positions in subsidiary companies. In addition, the management member Candido Botelho Bracher is a party to a stockholder’s agreement relating to the shares of Banco Itaú BBA S.A.

b) Issuer’s direct or indirect parent company

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, Roberto Egydio Setubal, are parties to the controlling group of Itaú Unibanco. Henri Penchas is a management member of Itaúsa, which is part of the Issuer’s controlling group as well as of other companies controlled by Itaúsa. Business administrator Demosthenes Madureira de Pinho Neto is part of the management of the parent company IUPAR – Itaú Unibanco Participações S.A.

c) if relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people

None

ATTACHMENT VII

ITEM 13 OF ATTACHMENT 24 OF CVM INSTRUCTION Nº 480/09- MANAGEMENT COMPENSATION

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a) The objectives of the compensation policy or practice:

The objective of the Issuer’s compensation policy is to attract, compensate, retain and stimulate management in the conduction of its business, enabling the Issuer to achieve sustainable results.

The Issuer believes that its compensation policy strengthens and creates better conditions for its development, as well as for the development of its management members and employees, always in line with the stockholders’ interests.

At the time when the Issuer’s compensation policy is established, it takes into account the market practices, the Issuer’s strategy and the effective risk management over time is considered, so as not to encourage behavior that increases risk exposure above the levels considered prudent.

In line with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation is consistent with the risk management policies of Itaú Unibanco Conglomerate, of which at least fifty percent (50%) of the variable compensation is paid through shares or stock-based instruments and is deferred for payment within at least three years, and the deferred portion is subject to clawbacks, based on the results of the institution or the business area during the period of deferral.

In order to comply with the Resolution on Compensation, on September 6, 2011 the Issuer was authorized by the CVM to transfer, on a private basis, its own treasury shares to its management members and the management members of its controlled companies. For the latter, the shares should be transferred directly and/or through the controlled companies, with the proposal being conditional upon approval by the Issuer’s General Meeting.

Accordingly, the use of the Issuer’s preferred shares (ITUB4) to compensate the executives of the Issuer and of the companies controlled by it was authorized at the Extraordinary Stockholders’ Meeting held on April 20, 2012.

The governance structure of compensation requires clear and transparent processes. Accordingly, in order to achieve the purposes mentioned above and aiming at aligning the best governance practices introduced in this country and abroad, as well as to ensure the balance of the institution’s risk management practices, the Issuer has a statutory Compensation Committee, subordinated to the Board of Directors, which main duties are: (a) to formulate the compensation policy, by proposing to the Board of Directors the various forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs; (b) to discuss, analyze and supervise the implementation and operation of current compensation models for Itaú Unibanco S.A. and Banco Itaú BBA S.A. (including the treasury area), by discussing the general principles of the compensation policy for employees and providing recommendations to the Board of Directors regarding any adjustments or improvements; (c) to propose, to the Board of Directors, the overall compensation amount to management members to be submitted to the General meeting; and (d) to prepare, on an annual basis, the “Compensation Committee Report”.

In addition to the Compensation Committee, the Appointments and Corporate Governance Committee is established, which also reports to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics relating to the Board of Directors and the Board of Officers. Accordingly, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors and of the Chief Executive Officer, and it should (i) recommend processes for assessment of the Board of the Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support to the assessment of the Board of Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer.

Particularly in relation to the compensation of the members of the Board of Directors, it is incumbent upon this Committee to propose the division, among these Board members, of the amounts approved by the Annual General Meeting.

Regarding the benefit policy, noteworthy are the benefits focused on health (health care plan) and private pension plan.

Furthermore, the Issuer offers a Stock Option Plan (“Plan”) to its management members and employees, enabling the alignment of the management members’ interests to those of the Issuer’s stockholders, as they share the same risks and gains provided by the stock appreciation. In view of the information structure required under the scope of this item, provisions of the plan will be described throughout this item. For further details on the Plan, see item 13.4.

b) Compensation composition, indicating:

i - Description of the compensation elements and the objectives of each one of them

Board of Directors

The annual compensation of the members of the Issuer’s Board of Directors is composed of (i) monthly fixed compensation, (ii) annual fixed compensation, which is paid through shares, and (iii) the benefit plan.

The maximum compensation amounts are defined at the annual general meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

In the event that a member of the Issuer’s Board of Directors is also part of the Board of Officers of the Issuer or of its controlled companies, his/her compensation will be subject to the policy applicable to the Board of Officers.

Additionally, in exceptional and fully justified cases, the members of the Board of Directors may be paid a variable compensation as resolved by the Compensation Committee. This variable compensation will be subject to the guidelines contained in the Resolution on Compensation.

Board of Officers

The annual compensation of the officers is composed of (i) monthly fixed compensation, (ii) annual variable compensation (at least 50% of which is paid in shares), and (iii) the benefit plan.

The maximum compensation amounts are defined at the annual general meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

Regarding particularly those officers who are involved in internal control and risk areas, their compensation is calculated to attract qualified and experienced professionals and is determined irrespectively of the performance of each business area, so as not to give rise to any conflict of interest. Therefore, even though they are not impacted by the results from the business areas, they are subject to any impact arising from the Issuer’s results.

In addition to compensation, the officers are entitled to participate in the Plan described in item 13.4, which aligns the management members’ interests with those of the Issuer’s stockholders, as they share the same risks and gains provided by their stock appreciation.

Fiscal Council

The annual compensation of the members of the Fiscal Council is established at the annual general meeting. Pursuant to Article 162, paragraph 3 of Law No. 6,404/1976, this compensation cannot be lower, for each acting member, than ten percent (10%) of the compensation assigned to each officer (i.e. not including benefits, representation allowances and profit sharing assigned to officers). Within the limits established by legislation, the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee of the Issuer is composed of (i) monthly fixed compensation, and (ii) a benefit plan.

For those members of the Audit Committee who are also part of the Issuer’s Board of Directors, the compensation policy of the Board of Directors is applied.

Committees

The members of the Issuer’s other statutory or non-statutory committees are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to these committees.

ii - The proportion of each element in the total compensation

For the Issuer’s Board of Directors, the monthly fixed compensation, the annual fixed compensation and the benefits, in relation to the total compensation received, corresponded to 56% (fifty-six per cent), 39% (thirty-nine per cent) and 5% (five per cent).

For the Issuer’s Board of Officers, the monthly fixed compensation, the variable compensation and the benefits, in relation to the total compensation received by Officers, corresponded to 10% (ten per cent), a 89% (eighty-nine per cent) and 1% (one per cent).

For the members of the Fiscal Council, the monthly fixed compensation corresponds to 100% (one hundred per cent) of the compensation received.

For the Issuer’s Audit Committee, the monthly fixed compensation and benefits, in relation to the total compensation received, corresponded to 97% (ninety-seven per cent) and 3% (three per cent).

It should be noted that (i) the aforementioned proportions do not include possible charges supported by the Issuer arising from the amounts paid and (ii) the composition of the amounts is variable according to the difference of behavior of each component of compensation: on the one hand, the stability of the fixed compensation and benefits, and on the other hand, the instability of the variable compensation. The variable compensation is influenced by the individual performance, the results of the business area and of the Issuer.

iii - Calculation and adjustment methodology for each of the compensation elements

Fixed compensation

The monthly fixed compensation is established in accordance with the position held and is based on internal equality, since all management members holding the same position earn the same monthly fixed compensation amount, providing, in addition to internal equality, mobility of management members in the Issuer’s businesses.

The annual fixed compensation is paid in the Issuer’s preferred shares (ITUB4) and takes into consideration the history, résumé, market conditions and other factors that may be agreed with the management member.

Annual variable compensation

Variable compensation takes into consideration the influence of three factors on the annual variable compensation base amount (fees and profit sharing): (a) the management member’s performance, (b) the results of the business area, and/or (c) the Issuer’s results.

Beginning in 2012, taking into consideration the Resolution on Compensation, at least fifty percent (50%) of variable compensation is paid in shares or stock-based instruments, on a deferred basis.

Benefit plan

The benefit plan is compatible with market practices, taking into consideration that the main benefits include health care and private pension plans.

iv. Reasons that justify the composition of compensation

For members of the Board of Officers, the Issuer favors variable compensation, of which at least fifty percent (50%) is paid in shares or stock-based instruments, on a deferred basis, in at least three (3) years. This compensation model is intended to align the risk management in the short, medium and long terms, in addition to providing benefits to officers in the same proportion as it benefits the Issuer and its stockholders.

c) The main performance indicators that are taken into consideration in determining each compensation element:

The annual variable compensation (fees and profit sharing) represents a significant portion of the amounts paid to officers and is significantly influenced by performance indicators. The first performance indicator is the Issuer’s income. Subsequently the performance indicator taken into consideration is the performance of the business area. Finally, individual performance is assessed by taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators relating to goals in relation to the other areas of the Issuer.

Fixed compensation and the benefit plan represent the smallest portion of the total amount received by management members and are not affected by performance indicators.

d) How the compensation is structured to reflect the evolution of performance indicators:

As mentioned above, a significant portion of the total amount paid to management members is in the form of variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

e) How the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

As mentioned in item “c” above, the Issuer favors variable compensation, which represents a significant portion of the total amount received by officers. This practice is aimed at aligning the risk management in the short, medium and long terms, in addition to providing benefits to officers in the same proportion as their performance benefits the Issuer and its stockholders.

Given that the variable compensation is affected by the results of the Issuer, including the risks assumed by the latter over time, we believe that the compensation policy is effective in aligning management’s interests with those of the Issuer.

f) The existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), taking into consideration that the amounts indicated in sub-item 13.2 already include the total compensation paid by the Issuer and its subsidiaries.

g) The existence of any compensation or benefit related to the occurrence of a certain corporate event, this as the disposal of the Issuer’s shareholding control:

There is no compensation or benefit – neither is it provided for in the Issuer’s compensation policy - related to the occurrence of a certain corporate event.

13.2. With respect to the compensation recognized in the income or loss for the past three years and to that determined for the current year, please prepare a table containing:

Total Compensation for 2014 – Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	9.00	16.00	6.00	31.00
Annual fixed compensation	19,668,500	16,541,500	926,100	37,136,100
Salary or management fees	7,830,000	13,050,000	756,000	21,636,000
Direct and indirect benefits	240,000	555,250	N/A	795,250
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	11,598,500	2,936,250	170,100	14,704,850
Variable compensation	13,083,000	94,398,500	N/A	107,481,500
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	See below	See below	N/A	N/A
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	13,083,000	94,398,500	N/A	107,481,500
Post-employment benefits	248,500	1,060,000	N/A	1,308,500
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation	See below	See below	N/A	See below

Total Compensation	33,000,000	112,000,000	926,100	145,926,100

For 2014, it is proposed that the Annual Stockholders’ Meeting approve an aggregate compensation amount of R$145 million to be paid to the management bodies. For the Fiscal Council, it is proposed that the Annual Stockholders’ Meeting approve monthly individual compensation of R$15,000 to the effective members and R$6,000 to the alternate members. The approved compensation amounts may be paid in local currency and in shares of the Issuer or in any other form the management finds convenient. The amounts shall be paid in the proportions described in the table above.

In addition to the amounts established at the general meeting, the members of the Board of Directors and the Board of Officers shall receive a share of the Issuer’s profits, which, under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, is limited to the annual compensation of management members or ten percent (10%) of the Company’s profits, whichever is lower. They will also receive the granting of stock options, pursuant to the Issuer’s Stock Option Plan. The amounts related to profit sharing and the granting of stock options are not included in the table above, which only reflects the estimated separation of the compensation’s aggregated amounts to be approved by stockholders at the annual general meeting.

Note:

Due to Empresas.Net (CVM’s system) systemic structure, the amounts in “Other (fees and/or INSS)” refer to fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

Total Compensation for 2013 – Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	15.08	6.00	29.08
Annual fixed compensation	12,271,702	14,887,079	852,600	28,011,382
Salary or management fees	6,600,000	11,820,000	696,000	19,116,000
Direct and indirect benefits	202,523	407,579	N/A	610,103
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,469,179	2,659,500	156,600	8,285,279
Variable compensation	10,314,115	109,452,841	N/A	119,766,956
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	10,059,907	55,699,929	N/A	65,759,836
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	254,207	53,752,913	N/A	54,007,120
Post-employment benefits	181,123	700,378	N/A	881,502
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation	2,160,019	31,854,622	N/A	34,014,640
Total compensation	24,926,959	156,894,920	852,600	182,674,479
In 2013, the Annual Stockholders’ Meeting approved an aggregate compensation amount of R$140.5 million for the management bodies, of which up to R$15.5 million to the members of the Board of Directors, while R$125 million was the compensation to be paid to the members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved monthly individual compensation of R$15 thousand for effective members and R$6 thousand for alternate members. The approved compensation may be paid in local currency, shares of the Issuer or in any other form the administration finds convenient. Of these amounts, the amounts described in the table above were effectively paid.

In addition to the compensation established at the general meeting, the management members received in 2013 (i) a share of the Issuer’s profits, and (ii) the granting of stock options, with no compensatory nature. In the table above, besides the amounts recognized in the financial statements related to fixed compensation, the variable compensation paid in local currency and in shares (to be paid on a deferred basis, in the following years, regardless of the fact that these expenses have not been recognized yet), the benefits and the granting of stock options are shown.

Notes:
1. Beginning in 2012 and taking into consideration the Resolution on Compensation, the variable compensation was paid at least 50% in shares, on a deferred basis. This amount is included under item “Variable Remuneration”, in the table above, and it is not applied to item “Stock-based compensation.” For illustrative purposes, it takes into consideration the year to which the compensation refers, regardless of the year in which it was paid and is recognized in the financial statements.

2. Due to Empresas.Net (CVM’s system) systemic structure, the amounts recorded in “Other (special fees and/or INSS)” refer to: special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

3. There are four members of the Board of Directors of the Issuer who also perform executive functions, and for this reason their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. For 2013, this note is also applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13, and 13.15.

4. The compensation of many of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries or its parent companies.

5. The average compensation amount per member in 2013 was: Board of Directors, R$3,116 thousand and Board of Officers R$10,404 thousand.

6. The amount mentioned in the item “Stock-based compensation” corresponds to the amount of the stock options granted to the management members, which are not compensatory in nature.

Total Compensation for 2012 - Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	7.33	16.58	6.00	29.00
Annual fixed compensation	12,422,016	15,591,434	749,700	28,763,150
Salary or management fees	6,960,000	12,229,219	612,000	19,801,219
Direct and indirect benefits	137,561	610,641	N/A	748,201
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,324,455	2,751,574	137,700	8,213,730
Variable compensation	8,859,912	98,159,408	N/A	107,019,320
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	8,859,912	50,164,183	N/A	59,024,095
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	47,995,225	N/A	47,995,225
Post-employment benefits	327,503	1,031,168	N/A	1,358,670
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation	1,079,217	35,318,841	N/A	36,398,058
Total compensation	22,688,648	150,100,851	749,700	173,539,199

In 2012, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$138 million to the management bodies, of which up to R$13 million, to be paid to the members of the Board of Directors, while R$125 million was the compensation to be paid to the members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved a monthly individual compensation of R$12 thousand for effective members and R$5 thousand for alternate members. Of these amounts, the amounts described in the table above were effectively spent.

In addition to the compensation established at the general meeting, the management members received in 2012 (i) a share in the Issuer’s profits, and (ii) the granting of stock options, with no compensatory nature. The amounts recognized in the financial statements in relation to expenses are described in the table above.

Notes:

1. There are five members that comprise the Board of Directors of the Issuer who also perform executive functions, which is the reason their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts referring to the compensation of these members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. For 2012, this note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13, and 13.15.

2. The compensation of several members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries or parent companies.

3. The average compensation amount per member in 2012 was: Board of Directors, R$3,095 thousand and Board of Officers R$9,053 thousand;

4. The amount mentioned in item “Stock based compensation” corresponds to the amount of the stock options granted to management members, which are not compensatory in nature.

Total Compensation for 2011 - Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	14.92	5.17	28.08
Annual fixed compensation	3,655,679	11,461,684	688,450	15,805,813
Salary or management fees	2,914,500	9,001,522	562,000	12,478,022
Direct and indirect benefits	85,417	434,820	N/A	520,237
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (INSS)	655,763	2,025,342	126,450	2,807,555
Description of other fixed compensation	N/A	N/A	N/A	N/A
Variable compensation	N/A	66,653,323	N/A	66,653,323
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	N/A	37,860,383	N/A	37,860,383
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	N/A	28,792,940	N/A	28,792,940
Post-employment benefits	124,965	812,174	N/A	937,139
Benefits arising from termination of mandate	N/A	N/A	N/A	N/A
Stock-based compensation	834,048	32,310,605	N/A	33,144,654
Total compensation	4,614,692	111,237,787	688,450	116,540,929

In 2011, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$126 million to the management bodies, of which up to of up to R$11 million, to be paid to the members of the Board of Directors, while R$115 million is the compensation to be paid to members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved monthly individual compensation of R$ 12 thousand for effective members and R$5 thousand for alternate members. Of these amounts, the amounts described in the table above were effectively paid.

In addition to the compensation established at the general meeting, the management members received in 2011 (i) a share of the profits of the Issuer, and (ii) the granting of stock options with no compensatory nature. The amounts recognized in the financial statements related to these expenses are shown above.

Notes:

1. There are five members of the Board of Directors of the Issuer who also perform executive functions, for which reason their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts referring to the compensation of these members are fully included only in the table relating to the compensation of the Issuer’s Board of Officers. For 2011, this note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2. The compensation of several members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries or parent companies.

3. The average compensation amount per member in 2011 was: Board of Directors, R$577 thousand and Board of Officers R$7,457 thousand;

4. The amount mentioned in item “Stock based compensation” corresponds to the amount of the stock options granted to the management members, which is not compensatory in nature.

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

2011	R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.00	14.92	5.17	28.08
c With respect to bonuses:
i minimum amount provided for in the	N/A	N/A	N/A	N/A
ii maximum amount provided for in the	N/A	N/A	N/A	N/A
iii amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d with respect to profit sharing:
i minimum amount provided for in the	N/A	41,190,701	N/A	41,190,701
ii maximum amount provided for in the	N/A	94,236,539	N/A	94,236,539
iii amount provided for in the compensation plan, should the targets established be achieved	N/A	67,713,620	N/A	67,713,620
iv amount effectively recognized in income or loss for last year	N/A	66,653,323	N/A	66,653,323

Notes:

1. The variable compensation minimum and maximum amounts presented in the table above were indicated considering the budget and management expectations. However, the amounts may vary based on the Issuer’s result, and it is also possible the “variable compensation” may not be paid, in case the result is zero or negative.

2. The variable compensation of the base year of 2011, in the amount of R$66,653,323, is composed of R$37,860,383 of profit sharing, R$23,504,440 of “special fees” and R$5,288,499 of INSS levied on special fees.

2012	R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	7.33	16.58	6.00	29.91
c With respect to bonuses:
i minimum amount provided for in the	N/A	N/A	N/A	N/A
ii maximum amount provided for in the	N/A	N/A	N/A	N/A
iii amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d with respect to profit sharing:
i minimum amount provided for in the	6,184,900	67,983,694	N/A	74,168,594
ii maximum amount provided for in the compensation plan	10,824,900	154,777,290	N/A	165,602,190
iii amount provided for in the compensation plan, should the targets established be achieved	8,859,912	114,770,204	N/A	123,630,116
iv amount effectively recognized in income or loss for last year	8,859,912	98,159,408	N/A	107,019,320

Notes:

1. The variable compensation minimum and maximum amounts presented in the table above were indicated considering the budget and management expectations. However, the amounts may vary based on the Issuer’s result, the result of the area in which the management member works and performance of management member, and it is also possible the “variable compensation” may not be paid, in case the result is zero or negative.

2. The variable compensation of the base year of 2012 considers (i) 50% actually paid and (ii) 50% to be paid in the future in shares. For further details on the compensation model for management members, see the clarifications in items 13.1 and 13.2.

2013	R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.00	15.08	6.00	29.08
c With respect to bonuses:
i minimum amount provided for in the	N/A	N/A	N/A	N/A
ii maximum amount provided for in the	N/A	N/A	N/A	N/A
iii amount provided for in the compensation plan,	N/A	N/A	N/A	N/A
iv amount effectively recognized in income or loss	N/A	N/A	N/A	N/A
d with respect to profit sharing:
i minimum amount provided for in the	7,318,229	57,738,774	N/A	65,057,003
ii maximum amount provided for in the	13,595,094	129,375,873	N/A	142,970,967
iii amount provided for in the compensation plan,	10,314,115	96,370,626	N/A	106,684,740
iv amount effectively recognized in income or loss	10,314,115	109,452,841	N/A	119,766,956

Notes:

1. The variable compensation minimum and maximum amounts presented in the table above were indicated considering the budget and management expectations. However, these amounts were subject to variation in view of the Issuer’s result, the result of the area in which the management member works and the performance of management member and it is also possible the “variable compensation” may not be paid, in case the result is zero or negative.

2. The variable compensation of the base year of 2013 considers (i) 50% actually paid and (ii) 50% to be paid in the future in shares. For further details on the compensation model for management members, see the clarifications in items 13.1 and 13.2.

In relation to item “d”, the stock-based compensation provided for 2014, see the clarifications in item 13.2.

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) The general terms and conditions

We clarify that, although the Issuer has a management compensation policy in which the variable compensation is paid in shares, the information in this item refers to the long-term incentive model. For more details on the management compensation policy, see item 13.1.

Accordingly, the purpose of this item is to thoroughly describe the long-term incentive program based on a Stock Option Plan

The Issuer was one of the first Brazilian companies to grant stock options to its executives, a practice that has been adopted since 1995. The current Plan covers the Issuer and the companies controlled by it and it is frequently revised to be adjusted for legal innovations and the Issuer’s reality.

In accordance with the Plan’s provisions, the Issuer may grant stock options to the management members or employees of the Itaú Unibanco Conglomerate (“Beneficiaries”). The rules and operational procedures of the Plan are established by a committee appointed by the Board of Directors of the Issuer (“Personnel Committee”).

It should be noted that the Itaú and Unibanco Conglomerates had their corresponding programs for stock-based compensation before the merger on November 3, 2008. The Extraordinary Stockholders’ Meeting held on April 24, 2009 approved the assumption by the Issuer of rights and obligations existing under the Unibanco Plan, which keeps the monitoring of the options granted in connection with the Unibanco Plan. In relation to the options granted under Unibanco´s Plan, the provisions set out therein shall prevail.

Considering that Redecard S.A. (“Redecard”) went private in December 2012, and that it is impossible to deliver Redecard’s shares listed on BM&FBOVESPA in order to fulfill Redecard’s Stock Option Plan (“Redecard Plan”) obligations to its beneficiaries, in order to ensure all management members are eligible for long-term incentive programs under the same conditions, the assumption of rights and obligations under Redecard´s Plan will be submitted to approval at the Extraordinary Stockholders’ Meeting to be held on April 19, 2013, by the Issuer, which will keep the monitoring of the options granted in connection with this Plan. Regarding the options granted by Redecard Plan, the provisions contained therein will apply.

Given that it is no longer possible to provide grants under the Unibanco and Redecard Plans, all of the information relating to item 13.4 refers only to the provisions of the current Plan.

The Plan is available on the website of CVM and the Issuer (www.itau-unibanco.com.br/ri).

b) The main objectives of the plan

The Plan has the primary purpose of aligning the interests of the Beneficiaries with those of the Issuer’s stockholders, as they share the same risks and earnings relating to the appreciation of its stocks.

c) How the plan contributes to these objectives

The Beneficiaries receive granting of stock options to feel stimulated to contribute to the Issuer’s stock good performance, since they actively participate in the results of this appreciation. Therefore, the institution fulfills the purpose of item “b” thereof, linking the management members and employees to the organization’s long-term strategies. The Beneficiaries, in turn, participate in the appreciation of the Issuer’s capital stock.

d) How the plan is inserted in the Issuer’s compensation policy

The Plan is in compliance with the principles searched for by the Issuer, taking into consideration that (i) the Beneficiaries receive stock options which link them to the Issuer’s long-term projects and results, (ii) this is an instrument to incentivize individual development and commitment, and (iii) this allows the retention of the Beneficiaries (as the benefit from the exercise of the options is received in the long term).

e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

The Plan is aligned with the interests of the Issuer and its Beneficiaries, provided that enabling the Beneficiaries to become stockholders of the Issuer, they are encouraged to act from the perspective of being the “owners” of the business, therefore aligning their interests with those of the stockholders’. Additionally, the Plan encourages the retention of the Issuer’s top management members and employees, considering that in case the Beneficiary leaves the options are automatically terminated (see subitem ”n” of item 13.4).

f) Maximum number of shares covered

The sum of shares to be used for compensation purposes, pursuant to the Resolution on Compensation, and the options to be granted are subject to limits established by the Plan (see sub item “g” of item 13.4).

g) Maximum number of options to be granted

The Personnel Committee shall be responsible for establishing the total number of options to be granted in relation to each year, and it may segment the total lot in series and define the specific characteristics of each series.

However, the sum of the shares to be used for compensation, pursuant to the Resolution on Compensation, and the options to be granted in any given year shall not exceed the limit of 0.5% of the total shares of the Issuer that the majority and minority stockholders hold at the year-end balance sheet date. If in a certain year the number of shares delivered and options granted is below the limit of 0.5% of total shares, the difference may be added when options are granted in any of the seven subsequent years.

h) conditions for the purchase of shares

The shares are purchased under the Plan, provided that the vesting period has elapsed (see sub-item “j” below), upon payment of the strike price (see sub-item “i” below). In addition, options can be cancelled in certain situations, such as the termination of the relationship (statutory or employment) between the Beneficiary and the companies of the Itaú Unibanco Conglomerate, before the vesting period (see sub-item “n” below).

i) criteria for fixing the purchase or exercise price

The acquisition and the strike prices will be set by the Personnel Committee when the option is granted and they may be based on one of the following parameters:

Simple options: to set the strike price of options, the Committee shall consider the average price of the preferred shares of the Issuer during the trading sessions of BM&FBOVESPA for the three months of the year prior to the grant date, and a positive or negative adjustment of up to 20% is permitted, at the discretion of the Personnel Committee. The prices established shall be adjusted up to the last day of the month prior to the option exercise at the IGP-M, or in its absence, at the index stipulated by the Personnel Committee, and they shall be paid in a term equal to that in effect for the settlement of the transactions on BM&FBOVESPA.

Partner options: the strike price corresponds to the obligation to invest in the Issuer’s shares, and to keep the ownership of these shares unchanged and without any type of liens from the option grant date until the option exercise date.

The shares purchased by the Beneficiaries to comply with positive covenants related to the partners’ options may either be acquired from the Issuer’s Treasury or another mechanism may be adopted to provide effects equivalent to the purchase of shares and the counter-entry in Options, as resolved by the Personnel Committee. In the event that the purchase is carried out, it may be effected through the delivery of the shares as ADRs, representing one preferred share of the Issuer traded on the NYSE.

For the purpose of acquiring these shares, the Personnel Committee shall establish the purchase price, which should be equal to the average quotation of the Issuer’s shares on BM&FBOVESPA in the thirty days prior to the establishment of this price.

j) criteria for defining the exercise period

The options can only be exercised after the vesting period and outside of the black-out periods established by the Personnel Committee. The vesting period of each series shall be defined by the Committee at the time of issue, and may vary between one year and seven years, counted from the grant date.

k) type of option settlement

There are two types of option settlement for the strike price:

In the case of simple options: at the time when an option is exercised, the Beneficiary must pay to the Issuer the strike price, in cash, subject to the rules and conditions established by the Personnel Committee.

In the case of partner options: the performance of positive covenants mentioned in sub-item “e” of this item must be confirmed.

l) restriction on the transfer of shares

The availability of the shares subscribed by the Beneficiaries upon the exercise of the option may be subject to additional restrictions, as may be resolved by the Personnel Committee. Thus the percentage of shares that shall remain unavailable, as well as the period of this unavailability, may be defined by the said Committee in view of the program applicable to each Beneficiary.

m) criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as the organization of subscription works, significant market fluctuations or legal regulatory restrictions. In addition, the plan may only be amended or terminated following a proposal from the Personnel Committee to the Board of Directors and after approval at the General meeting.

n) effects of the management member’s leave from the Issuer’s bodies on their rights provided for in the stock-based compensation plan

As a general rule, the Beneficiaries of the Itaú Unibanco Conglomerate who resign or are dismissed from the position shall have their options automatically terminated. However, this automatic termination shall not occur in the case that the employee’s departure is concurrent with their election to a management member position at the Itaú Unibanco Conglomerate or if the management member now occupies another statutory position at the Itaú Unibanco Conglomerate.

In the case of the member’s death, the vesting period is terminated and her/his successors may exercise them until the end of the remaining effective period of the effective Beneficiary.

In addition to the previously mentioned cases, the Personnel Committee may, in exceptional circumstances and having complied with the criteria established in the applicable internal regulation, choose not to terminate these options.

13.5. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body, at the end of the previous fiscal year

		Board of Directors(*)			Board of Officers			Fiscal Council
Company		Shares			Shares			Shares
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	3,128,674	5,583,340	8,712,014	9,742,470	6,476,353	16,218,823	49,150	929,720	978,870
	Companhia E. Johnston de Participações	400	800	1,200	-	-	-	-	-
Controlling	Companhia ESA	293,809,813	-	293,809,813	140,162,508	-	140,162,508	-	-	-
Company	Itaúsa - Investimentos Itaú S.A.	293,809,813	163,874,554	457,684,367	140,162,508	42,305,922	182,468,430	-	-	-
	IUPAR - Itaú Unibanco Participações S.A.	2	-	2	1	-	1	-	-	-
(*) Except those considered on the Board of Officers
Note:  These shares are held directly.

13.6. With respect to the stock-based compensation to the board of directors and statutory executive board recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:

2011
a	body	Board of Directors
b	number of members (average)	7
	option granting year	2007	2008	2009
c	with respect to each granting of stock options:
	i grant date	21/03/07	14/05/08	10/08/09
	ii number of options granted	227,703	75,901	874,167
	iii term for the options to become exercisable	1/3 per year after 3 years	1/3 per year after 3 years	01/04/12
	iv maximum term to exercise options	12 months	12 months	31/12/14
	v term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	N/A
	vi weighted average strike price of each of the following share groups
	- outstanding at the beginning of the year	R$ 34.60	R$ 42.99	R$ 30.45
	- lost during the year	35.34	-	-
	- exercised during the year	-	-	-
	- expired during the year	35.34	-	-
d	fair value of options on the grant date	12.27	18.06	11.35
e	potential dilution in the case of exercise of all the options granted	0.005%	0.002%	0.019%

Continuation
a	body	Board of Statutory Officers
b	bnumber of members (average)	18
	option granting year	2004	2005	2006		2007		2008		2009		2010				2011
c	with respect to each granting of stock options:
	i grant date	16/02/04	21/02/05	21/02/06	04/07/06	14/02/07	03/09/07	11/02/08	03/03/08	03/03/09	06/03/09	17/04/10	17/08/10	30/08/10	30/09/10	19/04/11	28/02/11	19/08/11
	ii number of options granted	186,312	1,080,375	2,637,250	105,417	2,392,500	7,561	2,997,085	36,541	4,595,580	188,226	1,891,944	74,471	235,784	705,396	2,821,538	524,333	474,177
	iii term for the options to become exercisable	01/01/09	01/01/10	01/01/11	1/3 per year after 3 years	01/01/12	50% after 3 years and 50% after 5 years	01/01/13	50% after 3 years and 50% after 5 years	01/01/14	50% after 3 years and 50% after 5 years	01/01/15	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/16	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years
	iv maximum term to exercise options	31/12/11	31/12/12	31/12/13	12 months	31/12/14	-	31/12/15	-	31/12/16	-	31/12/17	30/09/15	30/09/15	31/10/15	31/12/18	31/03/16	30/09/16
	v term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	without restriction	2 years for 50%	without restriction	2 years for 50%	without restriction	2 years for 50%	50%: 08/17/15 and 50%: 08/17/18	50%: 08/17/15 and 50%: 08/17/18	50%: 30/09/15 and 50%: 30/09/18	2 years for 50%	50%: 02/28/16 and 50%: 02/28/19	50%: 08/19/16 and 50%: 08/19/19
	vi weighted average strike price of each of the following share groups:
	• outstanding at the beginning of the year	R$ 12.79	R$ 18.00	R$ 26.78	R$ 27.42	R$ 34.10	-1	R$ 39.32	-1	R$ 25.71	-1	R$ 41.77	-1	-1	-1	40,80 (2)	-1	-1
	• lost during the year				-	-		40.46	-	-	-	-	-	-	-	-	-	-
	• exercised during the year	12.83	18.35	27.39	28.45	-	-	-	-	-	-	-	-	-	-	-	-	-
	• expired during the year	13.46	-	-	28.49	-	-	-	-	-	-	-	-	-	-	-	-	-
d	fair value of options on the grant date	4.20	6.20	10.27	12.86	8.70	31.68	5.69	32.83	4.25	17.31	12.22	33.67	32.48	35.73	11.02	32.84	23.69
e	potential dilution in the case of exercise of all the options granted	0.004%	0.024%	0.060%		0.053%		0.066%		0.105%			0.064%				0.084%
Note:
1.	Granting of stock options, which strike price is a positive covenant, according to the concept explained in item 13.4, “i”.

2.	Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

2012
a	body		Board of Directors
b	number of members (average)		8
option granting year			2007	2008				2009		2010			2011			2012
c	with respect to each granting of stock options:
	i	grant date	3/21/07	5/14/08	2/29/08	3/3/08	9/3/08	3/6/09	8/10/09	4/17/10	8/30/10	9/30/10	2/28/11	4/19/11	8/19/11	4/27/12
	ii	number of options granted	151,802	75,901	33,474	39,905	46,709	70,315	874,167	117,617	7,004	19,904	20,604	137,620	8,890	160,017
	iii	term for the options to become exercisable	50%: 03/21/11 and 50%: 03/21/12	1/3 per year after 3 years	03/09/12	03/03/13	03/09/13	06/03/12	01/04/12	01/01/15	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/16	50% after 3 years and 50% after 5 years	01/01/17
	iv	maximum term to exercise options	12 months	12 months	-	-	-	-	31/12/14	31/12/17	30/09/15	31/10/15	31/03/16	31/12/18	30/09/16	31/12/19
	v	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	without restriction	without restriction	without restriction	without restriction	N/A	2 years for 50%	50%: 08/17/15 and 50%: 08/17/18	50%: 09/30/15 and 50%: 09/30/18	50%: 02/28/16 and 50%: 02/28/19	2 years for 50%	50%: 08/19/16 and 50%: 08/19/19	2 years for 50%
	vi	weighted average strike price of each of the following share groups:
		• outstanding at the beginning of the year	R$ 37.03	R$ 46.02	(1)	(1)	(1)	(1)	R$ 32.01	R$ 43.90	(1)	(1)	(1)	R$ 42.88	(1)	R$ 32.07(2)
		• lost during the year	R$ 37.27	R$ 46.72	-	-	-	-	-	-	-	-	-	-		-
		• exercised during the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-
		• expired during the year	R$ 37.27	R$ 46.72	-	-	-	-	-	-	-	-	-	-	-	-
d	fair value of options on the grant date		R$ 12.78	R$ 18.06	R$ 30.99	R$ 31.90	R$ 24.76	R$ 17.31	R$ 11.35	R$ 12.22	R$ 32.48	R$ 35.73	R$ 32.84	R$ 11.02	R$ 23.69	R$ 7.82
e	potential dilution in the case of exercise of all the options granted		0.003%		0.004%			0.021%			0.005%			0.004%		0.004%

Continued
a	body		Board of Statutory Officers
b	number of members (average)		18
option granting year			2006		2007		2008		2009		2010				2011			2012
c	with respect to each granting of stock options:
	i	grant date	2/21/06	7/4/06	2/14/07	9/3/07	2/11/08	3/3/08	3/3/09	3/6/09	4/17/10	8/17/10	8/30/10	9/30/10	2/28/11	4/19/11	8/19/11	2/24/12	4/27/12
	ii	number of options granted	2,475,457	52,707	2,359,500	7,561	2,379,161	18,270	4,569,510	188,226	1,877,525	120,212	190,043	705,396	567,190	2,816,924	432,195	488,570	3,026,850
	iii	term for the options to become exercisable	01/01/11	04/07/11	01/01/12	03/09/12	01/01/13	03/03/13	01/01/14	50% after 3 years and 50% after 5 years	01/01/15	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/16	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/17
	iv	maximum term to exercise options	31/12/13	12 months	31/12/14	-	31/12/15	00/01/00	31/12/16	00/01/00	31/12/17	30/09/15	30/09/15	31/10/15	31/03/16	31/12/18	30/09/16	31/03/17	31/12/19
	v	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	without restriction	2 years for 50%	without restriction	2 years for 50%	without restriction	2 years for 50%	50%: 08/17/15 and 50%: 08/17/18	50%: 08/17/15 and 50%: 08/17/18	50%: 09/30/15 and 50%: 30/09/18	50%: 02/28/16 and 50%: 02/28/19	2 years for 50%	50%: 08/19/16 and 50%: 08/19/19	50%: 02/24/17 and 50%: 02/24/20	2 years for 50%
	vi	weighted average strike price of each of the following share groups:
		• outstanding at the beginning of the year	R$ 28.15	R$ 29.35	R$ 41.32	(1)	R$ 41.32	(1)	R$ 27.02	(1)	R$ 43.90	(1)	(1)	(1)	(1)	R$ 42.88	(1)	(1)	R$ 32.07(2)
		• lost during the year	-	29.89	-		-	-	-	-	-	-	-	-	-	-	-	-	-
		• exercised during the year	R$ 28.20	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
		• expired during the year	-	R$ 29.89	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
d	fair value of options on the grant date		R$ 10.27	R$ 13.22	R$ 8.70	R$ 31.68	R$ 5.69	R$ 31.90	R$ 4.25	R$ 17.31	R$ 12.22	R$ 33.67	R$ 32.48	R$ 35.73	R$ 32.84	R$ 11.02	R$ 23.69	R$ 31.99	R$ 7.82
e	potential dilution in the case of exercise of all the options granted		0.055%		0.052%		0.052%		0.104%			0.063%				0.083%		0.066%
Note:

1.	Granting of stock options, which strike price is a positive covenant, according to the concept explained in item 13.4, “i”.

2.	Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

2013
a	body		Board of Directors
b	number of members (average)		6
	option granting year		2008			2009			2010			2011			2012
c	with respect to each granting of stock options:
	i	grant date	2/29/08	3/3/08	9/3/08	3/3/09	3/6/09	8/10/09	4/17/10	8/30/10	9/30/10	2/28/11	4/19/11	8/19/11	4/27/12
	ii	number of options granted	36,821	43,895	51,380	574,629	38,673	549,476	210,261	7,705	21,894	22,664	239,102	9,779	223,556
	iii	term for the options to become exercisable	9/3/12	3/3/13	9/3/13	1/1/14	3/6/14	4/1/12	1/1/15	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/16	50% after 3 years and 50% after 5 years	01/01/17
	iv	maximum term to exercise options	-	-	-	12/31/16	-	12/31/14	12/31/17	30/09/15	31/10/15	31/03/16	31/12/18	30/09/16	31/12/19
	v	term of restriction for the transfer of shares	without restriction	without restriction	without restriction	2 years for 50%	without restriction	N/A	2 years for 50%	50%: 17/08/15 and 50%: 17/08/18	50%: 30/09/15 and 50%: 30/09/18	50%: 28/02/16 and 50%: 28/02/19	2 years for 50%	50%: 19/08/16 and 50%: 19/08/19	2 years for 50%
	vi	weighted average strike price of the following share groups:
		• outstanding at the beginning of the year	(1)	(1)	(1)	R$ 26.49	(1)	R$ 31.37	R$ 43.02	-1	-1	-1	R$ 42.03	-1	R$ 31.43(2)
		• lost during the year	-	-	-	-	-	-	-	-	-	-	-		-
		• exercised during the year	-	-	-	-	-	R$ 31.57	-	-	-	-	-	-	-
		• expired during the year	-	-	-	-	-	-	-	-	-	-	-	-	-
d	fair value of options on the grant date		R$ 28.17	R$ 29.00	R$ 22.51	R$ 3.86	R$ 15.17	R$ 10.32	R$ 11.11	R$ 29.53	R$ 32.48	R$ 29.86	R$ 11.02	R$ 21.53	R$ 7.11
e	potential dilution in the case of exercise of all the options granted			0.003%			0.023%			0.005%			0.005%		0.004%

Continuation
a	body		Board of Statutory Officers
b	number of members (average)		13
option granting year			2006	2007	2008		2009			2010			2011			2012		2013
c	with respect to each granting of stock options:
	i	grant date	2/21/06	2/14/07	2/11/08	3/3/08	3/3/09	3/6/09	4/17/10	8/17/10	8/30/10	9/30/10	2/28/11	4/19/11	8/19/11	2/24/12	4/27/12	2/27/13
	ii	number of options granted	1,546,325	2,455,998	2,457,209	20,097	4,200,031	103,524	1,886,752	81,918	254,205	767,489	615,499	2,856,191	468,149	529,678	3,162,425	829,729
	iii	term for the options to become exercisable	1/1/11	1/1/12	1/1/13	3/3/13	1/1/14	50% after 3 years and 50% after 5 years	1/1/15	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/16	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/17	50% after 3 years and 50% after 5 years
	iv	maximum term to exercise options	12/31/13	12/31/14	12/31/15	1/0/00	12/31/16	-	12/31/17	9/30/15	9/30/15	10/31/15	3/31/16	12/31/18	9/30/16	3/31/17	12/31/19	3/31/18
	v	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	without restriction	2 years for 50%	without restriction	2 years for 50%	50%: 17/08/15 and 50%: 17/08/18	50%: 17/08/15 and 50%: 17/08/18	50%: 30/09/15 and 50%: 30/09/18	50%: 28/02/16 and 50%: 28/02/19	2 years for 50%	50%: 19/08/16 and 50%: 19/08/19	50%: 24/02/17 and 50%: 24/02/20	2 years for 50%	50%: 27/02/18 and 50%: 27/02/20
	vi	weighted average strike price of the following share groups:
		• outstanding at the beginning of the year	R$ 27.59	R$ 35.13	R$ 40.50	-1	R$ 26.49	-1	R$ 43.02	-1	-1	-1	-1	R$ 42.03	-1	-1	R$ 31.43(2)	(1)
		• lost during the year	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-
		• exercised during the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
		• expired during the year	R$ 28.94	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
d	fair value of options on the grant date		R$ 9.34	R$ 7.91	R$ 5.17	R$ 29.00	R$ 3.86	R$ 15.17	R$ 11.11	R$ 30.60	R$ 29.53	R$ 32.48	R$ 29.86	R$ 10.02	R$ 21.53	R$ 29.09	R$ 7.11	R$ 28.06
e	potential dilution in the case of exercise of all the options granted		0.031%	0.049%	0.049%			0.086%			0.059%			0.078%		0.011%		0.017%
Note:
1.	(1) Granting of stock options, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	(2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

With respect to stock-based compensation scheduled for 2014, see the clarifications in item 13.2.

a	body		Board of Directors
b	number of members (average)		6
	option granting year		2009			2010			2011		2012
c	with respect to options not yet exercised:
	i	number	574,629	38,673	210,261	3,852	10,947	239,102	22,664	9,779	223,556
	ii	date in which the options will become exercisable	01/01/14	03/06/14	01/01/15	8/17/2015	9/30/2015	01/01/16	50%: 2/28/14 and 50%: 2/28/16	50%: 8/19/14 and 50%: 8/19/16	01/01/17
	iii	maximum term to exercise options	-	-	12/31/2017	9/30/2015	10/31/2015	12/31/2018	3/31/2016	9/30/2016	12/31/2019
	iv	term of restriction to the transfer of shares	2 years for 50%	Without restriction	2 years for 50%	50%: 8/17/15 and 50%: 8/17/18	50%: 9/30/15 and 50%: 9/30/18	2 years for 50%	50%: 2/28/16 and 50%: 2/28/19	50%: 8/19/16 and 50%: 8/19/19	2 years for 50%
	v	weighted average strike price for the year	R$ 27.78	(1)	R$ 45.13	(1)	(1)	R$ 44.08	(1)	(1)	R$ 32.97
	vi	fair value of options in the last day of the fiscal year	R$ 3.86	R$ 15.17	R$ 11.11	R$ 29.65	R$ 31.46	R$ 10.02	R$ 29.86	R$ 21.53	R$ 7.11
d	in relation to exercisable options
	i	number		538,476
	ii	maximum term to exercise options		12/31/2014
	iii	term of restriction to the transfer of shares		without restriction
	iv	weighted average strike price for the year		R$ 32.91
	v	fair value of options in the last day of the fiscal year		R$ 10.32
	vi	fair value of total options in the last day of the fiscal year		R$ 5,557,072

Continuation
a	body		Board of Statutory Officers
b	number of members (average)		14
	option granting year		2006	2007	2008	2009		2010			2011			2012		2013
c	with respect to options not yet exercised:
	i	number				4,200,031	103,524	1,886,752	158,309	362,153	580,601	2,856,191	438,345	477,769	3,162,425	829,729
	ii	date in which the options will become exercisable				01/01/14	03/06/14	01/01/15	8/17/2015	9/30/2015	50%: 2/28/14 and 50%: 2/28/16	01/01/16	50%: 8/19/14 and 50%: 8/19/16	50%: 2/24/15 and 50%: 2/24/17	01/01/17	50%: 2/27/16 and 50%: 2/27/18
	iii	maximum term to exercise options				12/31/2016	-	12/31/2017	9/30/2015	10/31/2015	3/31/2016	12/31/2018	9/30/2016	3/31/2016	12/31/2019	3/31/2018
	iv	term of restriction to the transfer of shares				2 years for 50%	without restriction	2 years for 50%	50%: 8/17/15 and 50%: 8/17/18	50%: 9/30/15 and 50%: 9/30/18	50%: 2/28/16 and 50%: 2/28/19	2 years for 50%	50%: 8/19/16 and 50%: 8/19/19	50%: 2/24/17 and 50%: 2/24/20	2 years for 50%	50%: 2/27/18 and 50%: 2/27/21
	v	weighted average strike price for the year				R$ 27.78	(1)	R$ 45.13	(1)	(1)	(1)	R$ 44.08	(1)	(1)	R$ 32.97	(1)
	vi	fair value of options in the last day of the fiscal year				R$ 3.86	R$ 15.17	R$ 11.11	R$ 29.65	R$ 31.46	R$ 29.86	R$ 10.02	R$ 21.53	R$ 29.09	R$ 7.11	R$ 28.06
d	in relation to exercisable options
	i	number	1,546,325	2,455,998	2,457,209
	ii	maximum term to exercise options	04/04/14	12/31/2014	12/31/2015
	iii	term of restriction to the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%
	iv	weighted average strike price for the year	R$ 28.94	R$ 36.85	R$ 42.49
	v	fair value of options in the last day of the fiscal year	R$ 9.34	R$ 7.91	R$ 5.17
	vi	fair value of total options in the last day of the fiscal year	R$ 14,442,676	R$ 19,426,944	R$ 12,703,771

Note:
1.	(1) Granting of stock options, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by the events occurred in the period (reverse split, bonus, conversion of Unibanco shares to Itaú Unibanco etc.).

3.
As set forth in subitem 13.4, the members of the Issuer’s Board of Directors became eligible to the Issuer’s stock option plan from 2009 on only.  Accordingly, the granting of shares related to the Board of Directors, shown in the table above and related to the prior years, are stock options from the Unibanco Plan (which provided for this possibility) or of the board members who, in the past, were part of the Board of Officers.

13.8. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

2011
a	Body		Board of Statutory Officers
b	Number of members		6
	Option granting year		2004	2005	2006	2008
c	With respect to the options exercised, please state:
	i	Number of shares	186,312	1,080,375	143,460	18,271
	ii	Weighted average strike price	R$ 12.83	R$ 18.34	R$ 27.39	(1)
	iii	Total amount of the difference between the strike price and the market value of shares relating to the options exercised:	R$ 4,884,722	R$ 16,917,323	R$ 1,677,426	R$ 680,047
d	In relation to the shares delivered, please state:
	i	Number of shares	N/A	N/A	N/A	N/A
	ii	Weighted average purchase price	N/A	N/A	N/A	N/A
	iii	Total amount of the difference between the purchase price and the market value of the shares purchased	N/A	N/A	N/A	N/A

Note:
1.	Granting of stock options under the Unibanco Plan, for which the strike price is a positive covenant, according to the concept explained in item 13.4, “i”.

2012
a	Body		Board of Statutory Officers
b	Number of members		4
	Option granting year		2006	2007	2008
c	With respect to the options exercised, please inform:
	i	Number of shares	775,000	7,561	94,113
	ii	Weighted average strike price	R$ 28.20	(1)	(1)
	iii	Total amount of the difference between the strike price and the market value of shares relating to the options exercised:	R$ 8,020,000	R$ 242,330	R$ 3,378,657
d	With respect to the shares delivered, please inform:
	i	Number of shares	N/A	N/A	N/A
	ii	Weighted average strike price	N/A	N/A	N/A
	iii	Total amount of the difference between the purchase price and the market value of the shares purchased	N/A	N/A	N/A

Note:
1.	Granting of stock options under the Unibanco Plan, for which the strike price is a positive covenant, according to the concept explained in sub-item 13.4, “i”.

2013
a	body		Board of Directors			Board of Statutory Officers
b	number of members		2			8
	option granting year		2008	2009	2010	2008	2010
c	with respect to the options exercised, please state:
	i	number of shares	132,096	11,000	14,800	20,097	539,150
	ii	weighted average strike price for the year	(1)	R$ 31.57	(1)	(1)	(1)
	iii	total amount of the difference between the strike price and the market value of shares relating to the options exercised	R$ 3,738,474	R$ 12,600	R$ 455,898	R$ 640,181	R$ 16,547,379
d	with respect to the shares delivered, please state:
	i	number of shares	N/A	N/A	N/A	N/A	N/A
	ii	weighted average purchase price	N/A	N/A	N/A	N/A	N/A
	iii	total amount of the difference between the purchase price and the market value of shares purchased	N/A	N/A	N/A	N/A	N/A

Note:
1.	Granting of stock options, which strike price is a positive covenant, according to the concept explained in sub-item 13.4, “i”.

13.9. Give a brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, this as an explanation of the pricing model for share and option value, indicating, at least:

a) The pricing model

The Issuer adopts the Binomial model for simple options and the Black-Scholes model for partner options:

•           Binomial pricing model: assumes that there are two possible paths for the performance of asset prices –upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•           Black & Scholes pricing model: assumes that the pricing of the underlying asset follows a continuous behavior of the Geometric Brownian Movement, with a constant interest rate and volatility through to the maturity of the transaction. That is, the probabilistic distribution of prices of an underlying asset in a future date is log-normal, and therefore, the probabilistic distribution of returns calculated on a continuous basis is composed between two dates.

b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate

The Binomial pricing model used in the simple options plan takes into account, for pricing purposes, the price assumptions relating to the underlying assets, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The Black & Scholes pricing model used in the partner options considers the price assumptions regarding the underlying assets, dividend return rate, vesting period and term of the option.

The assumptions used are described as follows:

•           Price of the underlying asset: the share price of the Issuer´s preferred shares (ITUB4) used for the calculation is the closing price at BM&FBOVESPA on the calculation base date;

•           Exercise price: as the strike price of the option, the strike price previously defined on the option issue is adopted, adjusted by the IGP-M or IPCA variation, according to the series;

•           Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the ITUB4 (Itaú Unibanco Holding preferred share), released by BM&FBOVESPA, adjusted by the IGP-M variation;

•           Dividend rate: is the average annual return rate in the last three (3) years of Paid Dividends, plus the Interest on Capital of the ITUB4 share;

•           Risk-Free Interest Rate: the applied risk-free rate is the IGP-M or IPCA coupon rate, according to the series, at the expiration date of the option plan;

•           Term of the option: the term of the option is set at the time of its issue;

•           Vesting period of the option: the vesting period of the option is set at the time of its Issue.

The economic assumptions used are as follows:

Grant
Nº	Date	Vesting period up to	Maximum term for the exercise of the option	Price of Underlying Asset	Fair Value	Expected Dividends	Risk-Free Interest Rate	Expected Volatility

Partner options (*)
18th	02/27/2013	02/27/2016	-	34.66	28.87	2.91%	-	-
18th	02/27/2013	02/27/2018	-	34.66	27.25	2.91%	-	-

*	The fair value of partner options is measured based on the fair value of Itaú Unibanco Holding’s shares at the grant date.

c) Method used and assumptions made to absorb the expected early exercise effects

The stock option plan of the Issuer provides for a vesting period for each granted series, from one to seven years, from the time when the option is issued up to the end of the vesting period, which is a period when the exercise of options is not allowed. The vesting period is set at the time when the series of options is issued. From the end of the vesting period, the option can be exercised at any time until the end of the agreement. The option pricing using the Binomial tree takes into consideration the vesting period for the exercise of options.

d) Method to determine expected volatility

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the ITUB4 share, adjusted by the IGP-M variation, according to the series.

e) If any other characteristic of the options was included in its fair value measurement

The historical series is adjusted for splits, bonuses and reverse splits.

13.10. With respect to the pension plans in effect granted to the members of the board of directors and board of statutory officers, please supply the following information in a table format:

a	body	Board of Directors		Board of Statutory Officers
b	número de membros	1	1	5	3	2
c	Plan name	ITAUBANCO CD (1)	Futuro Inteligente	ITAUBANCO CD (1)	Futuro Inteligente	Flexprev PGBL
d	number of management members that have the conditions necessary for retirement	-	1	2	1	-

e	conditions for early retirement	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age

f	restated amount of contributions accumulated in the pension plan by the contributions made directly by management members	R$ 1,326,943	R$ 1,295,306	R$ 16,017,676	R$ 1,636,072	R$ 79,185

g	total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 51,605	R$ 129,519	R$ 362,394	R$ 267,984	R$ 69,500

h	whether there is the possibility of early redemption and, if so, what the conditions	Não	Não	Não	Não	Não

Notes:
1. The number of members of each body (item “b”) corresponds to the number of management members that are active participants of the pension plans.

2. The Defined Contribution pension plan, implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

13.11. In a table, please indicate, for the past three years, with respect the Board of Directors, Board of Statutory Officers, and Fiscal Council:

In view of the ongoing judicial discussion concerning the legal status of this item, the offering of information would construe a violation of the officers’ individual rights. Accordingly, the Issuer will await the judgment from the Superior Justice Court (“STJ”) in connection with the petition for an injunction filed by the Brazilian Institute of Financial Executives (IBEF) Rio de Janeiro against the related disclosure requirement.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer

Except for the benefits provided for in the compensation policy, such as the possibility of keeping the health care plan, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13. With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s income or loss related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2011
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	66%	49%	0%

2012
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	80%	45%	0%

2013
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	81%	49%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s income or loss as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any other reason other than the position they hold, this as commissions and consulting or advisory services provided

None.

13.15. With respect to the past three years, please indicate the amounts recognized in income or loss of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason this amounts were paid to these people.

2011 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	102,556,262	-	102,556,262
Companies under common control	-	-	-	-

2012 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	137,949,478	-	137,949,478
Companies under common control	-	-	-	-

2013 – Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	138,682,032	-	138,682,032
Companies under common control	-	-	-	-

13.16. Supply other information that the Issuer may deem relevant

As disclosed in our financial statements published on February 4, 2014, the amounts paid to key management personnel in the 2013 fiscal year were composed as follows:

Compensation of Key Management Personnel
			$R million
	01/01 to 12/13/2013	01/01 to 12/13/2012	01/01 to 12/13/2011
Compensation	278	244	271
Board of Directors	13	8	5
Management members	265	236	266
Profit sharing	259	160	192
Board of Directors	8	2	1
Management members	251	158	191
Contribution to retirement plans	3	8	5
Management members	3	8	5
Stock option plan - Management members	166	163	150
Total	706	575	618

Notes:

1. The “Stock Option Plan – Management Members” represents the value of the share purchase options granted to executives in connection with the Issuer’s Stock Option Plan.

2. It should be emphasized that, in compliance with CMN Resolution No. 3,750, through which CPC 05 – Disclosure on Related Parties was adopted, and which was approved by the Committee on Accountancy Pronouncements (Comitê de Pronunciamentos Contábeis - “CPC”) on October 30, 2008, key management personnel are deemed as those “persons who have authority and responsibility for the planning, direction and control over the entity’s activities, either directly or indirectly, including any management member (executive or other) of the entity”. The amount disclosed in our financial statements refers to the compensation of the officers and directors of the Issuer, and of its subsidiaries and affiliates.

3. The exchange effect of the variable compensation paid in shares in the period from January 1 to December 31, 2013 is recorded in Compensation and Profit Sharing, in compliance with the statutory limits set forth in Article 152 of Brazilian Corporate Law.

ATTACHMENT VIII

CAPITAL INCREASE

1.	Inform the amount of the increase and the new capital stock

Subscribed and paid-up capital stock, in the amount of fifteen billion reais (R$15,000,000,000.00), from sixty billion reais (R$60,000,000,000.00) to seventy-five billion reais (R$75,000,000,000.00).

2.
Inform whether the increase will be carried out with: (a) conversion of debentures into shares; (b) exercise of the right to subscription or to subscription warrants; (c) capitalization of revenues or reserves; or (d) subscription of new stock

Capital will be increased with the capitalization of amounts recorded in Revenue Reserves, Statutory Reserves of the Company, pursuant to Article 169 of Law No. 6,404/76, through Company’s share bonus.

3.	Explain in detail the reasons for the increase and its legal and economic consequences

The capital increase is aimed at increasing the liquidity of shares as a result of adjusting their market quotation value, since the trading of shares at a more accessible level, together with a larger number of outstanding shares, will potentially generate more business and a greater financial volume, thus giving rise to added value to Stockholders. The new shares issued will be distributed free of charge and will benefit Stockholders proportionally to their ownership interest held prior to the share bonus.

4.	Provide a copy of the fiscal council’s opinion, if applicable

Transcription of the minutes of the Fiscal Council’s Meeting held on March 20, 2014: “The Councilors have examined the Board of Directors proposal as of this date, with respect to the increase in the capital stock from R$ 60,000,000,000.00 (sixty billionreais) to R$ 75,000,000,000.00 (seventy-five billion reais), through the capitalization of Revenue Reserves – Statutory Reserve, and the granting to the stockholders, in the form of a bonus, of 1 (one) new share for every 10 (ten) shares of the same type already held. Following discussion, the Councilors agreed with the justification for the proposal and opined favorably that this be submitted for the examination and approval of the stockholders in an Extraordinary General Meeting to be held on April 23, 2014, at 3:15 p.m.”

5.	In case of capital increase with stock subscription

Not applicable.

6.	In case of capital increase with capitalization of revenues or reserves

a.	Inform whether it will lead to a change in the par value of shares, if any, or the distribution of new shares to stockholders

Capital increase will not lead to the change in the par value of shares, since the Company’s shares do not have par value. Nevertheless, this capital increase will lead to the distribution of new shares to Stockholders, as shown in the table included in this sub item 6, “c”, “i” below.

b.	Inform if revenues or reserves will be capitalized with or without changing the number of shares in companies with shares with no par value

Taking into account that the Company’s shares do not have par value, the capital increase will be carried out with the change in the number of shares, which is shown in the table included in this sub item 6, “c”, “i”.

c.	In case of distribution of new shares

i.	Inform the number of shares issued by each type and class

Number of shares	Balance at 12.31.2013	Proposed bonus	Balance after bonus
Outstanding common shares	2,518,212,730	251,821,273	2,770,034,003
Treasury common shares	2,310	231	2,541
Subtotal – Common shares	2,518,215,040	251,821,504	2,770,036,544
Outstanding preferred shares	2,440,947,660	244,094,766	2,685,042,426
Treasury preferred shares	68,867,010	6,886,701	75,753,711
Subtotal – Preferred shares	2,509,814,670	250,981,467	2,760,796,137
TOTAL	5,028,029,710	502,802,971	5,530,832,681

ii.	Inform the percentage of share bonus stockholders will receive

Stockholders will be granted share bonus at the rate of ten percent (10%). Accordingly, one (1) new share of the same type will be granted to the holders of shares, as bonus share, for every ten (10) shares held, and the shares held as treasury stock also being entitled to that bonus.

iii.	Describe the rights, advantages and restrictions assigned to shares to be issued

Type	Rights	Advantages	Restrictions
Common shares	Entitled to voting rights
•  In the event a mandatory dividend amount remains after the payment of priority minimum dividend to preferred shares, a dividend equal to that of the priority dividend granted to preferred shares shall be paid,

•  Profit sharing in equal conditions as those entitled to the preferred shares after being assured to common shares the dividend equal to the minimum dividend granted to preferred shares.

Preferred shares
•  Entitled to priority in receiving a minimum noncumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split,

•  Entitled to acquire the right to exercise voting rights, pursuant to Article 111, Paragraph 1 of Law No. 6,404/76, should the Company fail to pay the priority dividend for three consecutive fiscal years.

•  Entitled to be included in a public offering of shares, in the event of a sale of the company’s controlling stake, thus assuring such shares a price equal to eighty percent (80%) of the value paid per voting share of the controlling stockholders, and guaranteeing a dividend at least equal to that of the common shares,

•  Entitled to profit sharing under the same conditions as those enjoyed by common shares after a dividend equal to the minimum dividend granted to preferred shares are assured to common shares.
• Not entitled to voting rights.

iv.	Inform the acquisition cost, in reais per share, to be assigned so that stockholders may comply with Article 10 of Law No. 9,249 of December 26, 1995

The cost assigned to share bonus is R$ 29.832759281767 per share,

v.	Inform the treatment adopted for fractions, if applicable

The share bonus shall always be granted in whole numbers, and the remaining amounts arising from share fractions shall be traded on the BM & FBOVESPA S.A. - Securities, Commodities and Futures Exchange (“BM & FBOVESPA”), and the net amount earned will be made available to those Stockholders registered as holders of shares previously to the share bonus. The Company will disclose more details on this procedure on a timely basis.

d.	Inform the term provided for in Paragraph 3 of Article 169 of Law No. 6,404 of 1976

The share bonus shall always be granted in whole numbers, and the remaining amounts arising from share fractions shall be traded on the BM&FBOVESPA and the net amount earned will be made available to those Stockholders registered as holders of shares previously to the share bonus. The Company will disclose more details on this procedure on a timely basis, including with respect with the term, which shall not be shorter than thirty days, during which Stockholders may transfer the share fractions, pursuant to Paragraph 3 of Article 169 of Law No. 6,404/76.

e.	Inform and provide information and documentation established in item 5 above, if applicable

Not applicable.

7.	In the event of capital increase with either conversion of debentures into shares or exercise of subscription warrants

Not applicable.